      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 3, 2002

                                                            REGISTRATION NO.
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549
                             ---------------------

                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                       ASSOCIATED MATERIALS INCORPORATED
             (Exact Name of Registrant as Specified in Its Charter)

               DELAWARE                                 3089                                75-1872487
   (State or Other Jurisdiction of          (Primary Standard Industrial                 (I.R.S. Employer
    Incorporation or Organization)          Classification Code Number)               Identification Number)

                             ---------------------
                                3773 STATE ROAD
                           CUYAHOGA FALLS, OHIO 44223
                                 (800) 257-4335
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)
                             ---------------------
                               D. KEITH LAVANWAY
                       ASSOCIATED MATERIALS INCORPORATED
                                3773 STATE ROAD
                           CUYAHOGA FALLS, OHIO 44223
                                 (800) 257-4335
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                             ---------------------
                                WITH COPIES TO:

                              JOHN M. REISS, ESQ.
                             JONATHAN E. KAHN, ESQ.
                                WHITE & CASE LLP
                          1155 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 819-8200
                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.
                             ---------------------
    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

                        CALCULATION OF REGISTRATION FEE

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                                                               PROPOSED MAXIMUM     PROPOSED MAXIMUM        AMOUNT OF
        TITLE OF EACH CLASS OF              AMOUNT TO BE        OFFERING PRICE         AGGREGATE           REGISTRATION
      SECURITIES TO BE REGISTERED            REGISTERED            PER NOTE        OFFERING PRICE(1)        FEE(2)(3)
---------------------------------------------------------------------------------------------------------------------------
9 3/4% Senior Subordinated Notes due
  2012.................................     $165,000,000             100%             $165,000,000          $15,180.00
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Guarantees of Senior Subordinated Notes
  due 2012.............................          --                   --                   --                   --
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(1) Estimated solely for the purposes of calculating the registration fee in accordance with Rule 457 under the Securities Act.
(2) The registration fee for the securities offered hereby has been calculated under Rule 457(f)(2) of the Securities Act.
(3) No separate consideration will be received for the Guarantees, and, therefore, no additional registration fee is required.
                             ---------------------
     THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
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INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JULY 3, 2002

PROSPECTUS

                       ASSOCIATED MATERIALS INCORPORATED

                               OFFER TO EXCHANGE
              REGISTERED 9 3/4% SENIOR SUBORDINATED NOTES DUE 2012
                                      FOR
      ALL ISSUED AND OUTSTANDING 9 3/4% SENIOR SUBORDINATED NOTES DUE 2012
                             ---------------------
    This prospectus and the accompanying letter of transmittal relate to the proposed offer by Associated Materials Incorporated ("we," "us" or "our company") to exchange up to $165,000,000 in aggregate principal amount of our new 9 3/4% senior subordinated notes due 2012 for a like aggregate principal amount of our issued and outstanding 9 3/4% senior subordinated notes due 2012. We refer to the new notes we are issuing in this exchange offer as the exchange notes. We sometimes refer to the outstanding notes and the exchange notes collectively as the notes.
    Material terms of the exchange offer:
    - The terms of the exchange notes we will issue in the exchange offer will be substantially identical to the terms of the outstanding notes, except that transfer restrictions and registration rights relating to the outstanding notes will not apply to the exchange notes.
    - The exchange offer expires at 5:00 p.m., New York City time,          ,
      2002, unless we extend it.
    - All outstanding notes that are validly tendered in the exchange offer and not withdrawn will be exchanged.
    - Tenders of outstanding notes may be withdrawn at any time before the expiration of the exchange offer.
    - Any outstanding notes not validly tendered will remain subject to existing transfer restrictions.
    - There is no public market for the notes. We do not intend to have the notes listed on any securities exchange or quoted on any quotation system.
    - The exchange of outstanding notes for exchange notes will not be a taxable transaction for U.S. federal income tax purposes, but you should see the discussion under the heading "Certain United States Federal Income Tax Considerations" on page 126 for more information.
    - We will not receive any proceeds from the exchange offer and we will pay the expenses of the exchange offer.

    Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal relating to the exchange offer states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

    Investing in the exchange notes involves risks. SEE "RISK FACTORS" BEGINNING ON PAGE 14 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH THIS EXCHANGE OFFER AND AN INVESTMENT IN THE NOTES.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------
                The date of this prospectus is          , 2002.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
AVAILABLE INFORMATION.................    i
NOTICE TO NEW HAMPSHIRE RESIDENTS.....   ii
FORWARD-LOOKING
  STATEMENTS..........................   ii
MARKET DATA...........................  iii
PROSPECTUS SUMMARY....................    1
RISK FACTORS..........................   14
USE OF PROCEEDS.......................   22
CAPITALIZATION........................   23
THE TRANSACTIONS......................   24
UNAUDITED PRO FORMA FINANCIAL
  INFORMATION.........................   25
SELECTED HISTORICAL FINANCIAL DATA....   35
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   37
BUSINESS..............................   49

                                        PAGE
                                        ----
THE EXCHANGE OFFER....................   58
MANAGEMENT............................   69
DESCRIPTION OF CAPITAL STOCK..........   74
CERTAIN RELATIONSHIPS AND RELATED
  TRANSACTIONS........................   75
PRINCIPAL STOCKHOLDERS................   78
DESCRIPTION OF CERTAIN INDEBTEDNESS...   80
DESCRIPTION OF THE NOTES..............   83
BOOK-ENTRY, DELIVERY AND FORM.........  122
CERTAIN UNITED STATES FEDERAL INCOME
  TAX CONSIDERATIONS..................  126
PLAN OF DISTRIBUTION..................  127
LEGAL MATTERS.........................  127
EXPERTS...............................  127
INDEX TO FINANCIAL STATEMENTS.........  F-1

                             ---------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

     We have not authorized any dealer, salesperson, or other person to give any information or represent anything not contained in this prospectus or the accompanying letter of transmittal. You must not rely on any unauthorized information. This prospectus and the accompanying letter of transmittal do not offer to sell or ask you to buy any securities in any jurisdiction where it is unlawful. The information contained in this prospectus is current as of
          , 2002.

                             AVAILABLE INFORMATION

     This prospectus forms a part of a registration statement that we filed with the Securities and Exchange Commission, or the Commission, on Form S-4 under the Securities Act of 1933, as amended, in connection with the offering of the exchange notes. You will find additional information about us and the exchange notes in the registration statement.

     We are currently not subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, but will become subject to those requirements in connection with the exchange offer. Accordingly, we will file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other information with the Commission as long as we are required to do so under the Exchange Act. You may read and copy any document we file at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our Commission filings also will be available to the public from commercial document retrieval services and at the Internet world wide website maintained by the Commission at http: www.sec.gov. In addition, you may request a copy of these documents at no cost to you, by writing or telephoning us at: Associated Materials Incorporated, 3773 State Road, Cuyahoga Falls, Ohio 44223, telephone number: (800) 257-4335 (Attention: Corporate Secretary).

     Our common stock was traded on The Nasdaq National Market (Symbol: SIDE). Following the completion of the merger, our common stock was delisted from The Nasdaq National Market. On April 19 and April 24, 2002, we filed a Form 15 with the Commission suspending our obligations to file reports under Sections 12(g) and 15(d) of the Exchange Act.

                       NOTICE TO NEW HAMPSHIRE RESIDENTS

     NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ANNOTATED, 1955, AS AMENDED ("RSA 421-B"), WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

                           FORWARD-LOOKING STATEMENTS

     All statements other than statements of historical facts included in this prospectus, including, without limitation, statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and other statements located elsewhere in this prospectus, in each case regarding the prospects of our industry and our prospects, plans, financial position and business strategy, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "intend," "estimate," "anticipate," "believe," "predict," "potential" or "continue" or the negatives of these terms or variations of them or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. The following factors are among those that may cause actual results to differ materially from our forward-looking statements:

     - changes in home building industry, economic, interest rates and other conditions;

     - changes in availability of consumer credit, employment trends, levels of consumer confidence and consumer preferences;

     - changes in raw material costs and availability;

     - changes in national and regional trends in new housing starts;

     - changes in weather conditions;

     - our ability to comply with certain financial covenants in our loan documents;

     - increase in competition from other manufacturers of vinyl building products as well as alternative building products;

     - increase in our indebtedness;

     - increase in costs of environmental compliance; and

     - the other factors discussed under the heading "Risk Factors" and elsewhere in this prospectus.

All subsequent forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this document. These forward-looking statements speak only as of the date of this prospectus. We do not intend to update these statements unless the securities laws require us to do so.

                                  MARKET DATA

     Market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources listed above. Industry reports referred to herein are from the most recently available industry study jointly prepared by Sabre Associates, Inc. and Pure Strategy in 1998 and other independent industry sources. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

                               PROSPECTUS SUMMARY

     This summary may not contain all of the information that may be important to you. You should read this summary together with the entire prospectus, including the more detailed information in our financial statements and the accompanying notes appearing elsewhere in this prospectus. Unless otherwise indicated, information presented on a pro forma basis gives effect to the merger and related transactions discussed under "The Transactions" and the sale of our AmerCable division. Unless the context otherwise requires, all references to "us," "we," "our" and "our company" refer to Associated Materials Incorporated both before and after the merger, in each case, with its subsidiaries.

                                COMPANY OVERVIEW

     We are a leading, vertically integrated manufacturer and nationwide distributor of exterior residential building products. These products are marketed through our Alside division on a wholesale basis to more than 35,000 professional contractors engaged in home repair and remodeling and new home construction. We distribute our products primarily through our nationwide network of over 80 supply centers operating under the Alside(R) brand name. In 2001, Alside accounted for more than 88% of our total net sales and, following the sale of our AmerCable division, currently represents all of our operations. See "-- Recent Developments". For the twelve months ended December 31, 2001, on a pro forma basis, we generated total net sales and Adjusted EBITDA of $524.5 million and $56.6 million, respectively. For the twelve months ended December 31, 2001, on a pro forma basis including our AmerCable division, we generated total net sales and Adjusted EBITDA of $595.8 million and $64.9 million, respectively. For the quarter ended March 31, 2002, on a pro forma basis, we generated total net sales and Adjusted EBITDA of $111.1 million and $4.1 million, respectively. For the quarter ended March 31, 2002, on a pro forma basis including our AmerCable division, we generated total net sales and Adjusted EBITDA of $123.2 million and $4.7 million, respectively.

     The core products we manufacture and distribute are vinyl siding and vinyl windows which together comprised approximately 71% of Alside's 2001 net sales. We also manufacture and distribute vinyl fencing, decking and railing, and vinyl garage doors and distribute other complementary products which are manufactured by third parties. Approximately two thirds of Alside's products are sold to contractors engaged in the home repair and remodeling market with one third sold to the new construction market. Our supply centers provide "one stop" shopping to our contractor customers, carrying products, accessories and tools necessary to complete a vinyl siding or window project. In addition, our supply centers provide high quality product literature, product samples and installation training to these customers. We believe that the strength of our products and distribution network has developed strong brand loyalty and long-standing relationships with local contractors and has enabled us to consistently gain market share over the last five years. Approximately 80% of Alside's 2001 net sales were generated through our network of supply centers with the remainder sold through independent distributors primarily in markets where we currently do not have supply centers.

     Due to our vertically integrated distribution strategy, innovative new product development and operational excellence, we have consistently generated sales growth in excess of industry averages. From 1996 to 2001, we generated a compounded annual growth rate in our net sales and EBITDA of 10.7% and 16.2%, respectively. In 2001, our net sales and EBITDA grew by 19.3% and 28.8%, respectively, over the prior year. We believe that our historical investment in manufacturing and distribution capabilities and our initiatives to reduce costs and enhance operating efficiencies throughout our production, distribution and supply chain provide us with a strong platform for future growth and profitability.

                               INDUSTRY OVERVIEW

     Demand for residential building products is driven by a number of factors, including consumer confidence, availability of credit, new housing starts and general economic cycles. Historically, the demand for repair and remodeling products, where we are primarily focused, has been less cyclical than demand for new home construction and is less sensitive to these factors. Drivers of repair and remodeling demand include:

     - Favorable demographics. The segment of the population age 55 years and above, which favors professionally installed, low maintenance home improvements, is estimated to grow by 25% over the next five years and 50% over the next ten years.

     - Aging of the housing stock. The average home age increased from 23 years in 1985 to 29 years in 2000, and over 70% of the current housing stock was built prior to 1980.

     - Increase in average home size. The average home size increased over 25% from 1,785 square feet in 1985 to 2,306 square feet in 2000.

In addition, repair and remodeling projects tend to utilize a greater mix of premium products with higher margins than those used in new construction projects.

     We estimate that the residential vinyl siding and vinyl window markets are approximately $1.7 billion and $3.4 billion in size, respectively. Over the last 15 years, vinyl has commanded an increasing share of the total residential siding and window markets. Vinyl has greater durability, requires less maintenance and provides greater energy efficiency than many competing siding and window products. According to industry reports, based on unit sales, vinyl accounted for approximately 50% of the exterior siding market and approximately 51% of the residential window market in 1998. Vinyl competes with wood, masonry, fiber cement and metal in the siding market and wood and aluminum in the window market.

                           OUR COMPETITIVE STRENGTHS

     The following competitive strengths have contributed to our growth and have enabled us to gain market share over the last five years within the U.S. siding and window markets.

     Nationwide Distribution Network of Company-Owned Supply Centers. We are one of only two major vinyl siding manufacturers in the United States that markets products primarily through a company-owned distribution network. Our national distribution network offers us a dedicated channel compared to most of our competitors who rely on local third party distributors who generally carry an assortment of brands and may not focus on any particular brand. We believe that distributing our vinyl siding and window products through our nationwide network of over 80 Alside supply centers helps us to: (1) build long-standing customer relationships and Alside brand loyalty; (2) develop comprehensive, customized marketing programs to assist our contractor customers; (3) closely monitor developments in local customer preferences; and (4) ensure product availability through integrated logistics between our manufacturing and distribution. Our supply center network has enabled us to grow substantially faster than the industry. Our vinyl siding unit sales grew at a five year compounded annual growth rate of 9.2% as compared to an industry average of 2.0% over the same period and our vinyl window unit sales grew at a five year compounded annual growth rate of 12.7% as compared to an industry average of 5.8%.

     Broad Product Offering. We offer a diverse mix of vinyl siding and vinyl window products to both the repair and remodeling and new construction markets across all price points: premium, standard and economy. Including our manufactured products and products manufactured by third parties, our supply centers sell more than 2,000 building and remodeling products. Our broad product offering enables us to meet the specialized needs of our customers and diversify our sales across all segments of the market. Most of these products are sold under the Alside brand and are recognized for their quality and durability. Our product offering includes the well-known Charter Oak, Preservation, Seneca, Conquest and Landscape vinyl siding products, and the UltraMaxx, Excalibur, Centurion and Alpine vinyl window products.

     Low-Cost and Vertically Integrated Operations. We believe that we are a low-cost manufacturer as a result of our manufacturing expertise, state-of-the-art technology and economies of scale. Our Alside division has seven manufacturing facilities that produce vinyl siding, windows and other vinyl products. During the last three years, we invested approximately $35 million of capital in Alside, most of which was used in upgrading our manufacturing facilities. This has resulted in significant operating efficiency and increased capacity for meeting future growth needs. Within our window operations, our ability to produce vinyl extrusions, coupled with our high-speed welding and cleaning equipment, provides us with cost and quality advantages over other vinyl window manufacturers.

                               BUSINESS STRATEGY

     We seek to distinguish ourselves from other suppliers of residential building products and to sustain our profitability momentum through a business strategy focused on the following:

     Increase Sales at Existing Supply Centers. We plan to increase sales at each of our supply centers by continuing to: (1) enhance the vinyl siding and window product offering and expand third party products to offer a comprehensive package to appeal to a broad range of market segments; (2) utilize our highly trained sales force to maximize opportunities with existing customers and identify and capture new customers; and (3) allow supply centers to quickly respond to local market dynamics and take advantage of local market opportunities.

     Expand Supply Center Network. We intend to selectively expand our distribution network. We will continue to open additional supply centers in markets where we already have a presence, allowing us to gain additional market share in these attractive markets.

     Increase Focus on other Distributed Products. We will continue to focus on maximizing incremental revenue and margin opportunities from products which Alside does not manufacture. As part of this strategy we plan to identify additional products to sell through our supply centers to better serve our contractor customers. In addition, we intend to leverage our purchasing power by centralizing the purchasing decisions for high-volume distributed products.

     Develop Innovative Products. We plan to capitalize on our vinyl manufacturing expertise by continuing to develop and introduce innovative new products that offer performance, cost and other advantages. These efforts have led to several new product introductions in recent years including Preservation, the first bundled vinyl siding and vinyl window program in the industry; CenterLock, a vinyl siding product with a unique locking mechanism; Eclipse, the industry's only flat-seam vinyl siding; and Landscape, an economy vinyl siding product with enhanced rigidity providing the appearance of a higher end product. Our strong customer relationships provide valuable insight into the latest consumer preferences and product attributes that appeal to contractors.

     Drive Operational Excellence. We will continue to capitalize on opportunities to reduce costs, increase customer service levels and reduce lead times. We have historically identified similar opportunities and have subsequently executed strategic initiatives that resulted in increased profitability and revenue growth. For example, in 2000 and 2001 we targeted process efficiency opportunities in our window operations through system upgrades, flow realignment, and personnel-related initiatives. The successful implementation of this strategy raised our on-time deliveries to over 98% while increasing unit volume by over 48% (excluding our acquisition of Alpine) in 2001.

                                THE TRANSACTIONS

     On March 16, 2002, Associated Materials Incorporated, Associated Materials Holdings Inc. and its wholly owned subsidiary, Simon Acquisition Corp. entered into a merger agreement pursuant to which, among other things, each stockholder of Associated Materials Incorporated received $50.00 in cash for each share of Associated Materials Incorporated stock. Associated Materials Holdings Inc. is controlled by affiliates of Harvest Partners, Inc. In connection with the merger agreement and related documents, the following transactions were completed, which we refer to as the "transactions":

     - a cash tender offer by Simon Acquisition Corp. for 100% of the shares of common stock of Associated Materials Incorporated at a price of $50.00 per share;

     - an investment in Associated Materials Holdings Inc. made by affiliates of Harvest Partners, Inc. and other equity investors, including $7.2 million of rollover equity by certain members of management, totaling approximately $172 million;

     - the merger of Simon Acquisition Corp. into Associated Materials Incorporated, with Associated Materials Incorporated as the surviving corporation;

     - the borrowing by Associated Materials Incorporated of approximately $125 million in term loans under a new credit facility. The new credit facility includes a $40 million revolving credit facility for working capital and general corporate purposes;

     - a debt tender offer and consent solicitation by Associated Materials Incorporated for all $75 million aggregate principal amount of its 9 1/4% senior subordinated notes; and

     - the offering of $165 million aggregate principal amount of the outstanding notes.

     The equity tender offer expired on April 18, 2002. Over 90% of the outstanding shares of common stock of Associated Materials Incorporated were tendered and Simon Acquisition Corp. merged into Associated Materials Incorporated on April 19, 2002. Associated Materials Incorporated is now a wholly owned subsidiary of Associated Materials Holdings Inc., which is controlled by affiliates of Harvest Partners, Inc.

     The debt tender offer expired on April 18, 2002. Approximately $74 million aggregate principal amount of the existing 9 1/4% notes was tendered. Subsequent to the merger, we commenced a change of control offer pursuant to the indenture governing the existing 9 1/4% notes to purchase the existing 9 1/4% notes not tendered in the debt tender offer. The change of control offer expired on June 21, 2002 and approximately $0.1 million aggregate principal amount of such notes was tendered and accepted. We intend to discharge the remaining approximately $0.9 million outstanding 9 1/4% notes pursuant to the indenture governing the such notes. We may also, from time to time, purchase such notes through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may determine. We expect that all discharged notes will be redeemed on or after March 1, 2003 at 104.625% of the principal amount of such notes ($1,046.25 per $1,000 principal amount of such notes), plus accrued and unpaid interest, if any, to the date of purchase.

     We have summarized below the sources and uses of funds for the above mentioned transactions (other than the change of control offer related to the existing 9 1/4% notes).

   SOURCES                         ($ IN MILLIONS)
   -------                         ---------------
   New credit facility...........      $125.0
   9 3/4% senior subordinated
     notes due 2012(1)...........       165.0
   Equity financing(2)...........       172.0
   Cash on hand..................         4.8
                                       ------
                                       $466.8
                                       ======

USES                            ($ IN MILLIONS)
----                            ---------------
Purchase of equity of
  Associated Materials
  Incorporated...............       $360.8
Debt tender offer(3).........         82.3
Transaction costs(4).........         23.7
                                    ------
                                    $466.8
                                    ======

---------------

(1) The equity tender offer closed on April 19, 2002, prior to the closing of the offering of the notes on April 23, 2002, and we borrowed under a $215 million unsecured interim credit facility to complete the equity tender offer. The proceeds from the offering of the notes along with proceeds from the term loan under the new credit facility was used to repay the interim credit facility.

(2) Approximately $172 million of the equity financing was contributed by affiliates of Harvest Partners, Inc. and other equity investors, including members of management.

(3) Represents the purchase of approximately $74 million aggregate principal amount of the 9 1/4% senior subordinated notes plus a tender premium of $7.3 million and accrued interest.

(4) Includes discounts to the initial purchasers, bank fees, financial advisory fees and legal, accounting and other costs payable or reimbursable in connection with the transactions.

                              RECENT DEVELOPMENTS

     On June 24, 2002, we completed the sale of our AmerCable division to AmerCable Incorporated, a newly-formed entity controlled by members of AmerCable management and Wingate Partners III, L.P., for net proceeds of approximately $28.3 million in cash and the assumption of certain liabilities pursuant to an asset purchase agreement dated as of the same date. We used the net proceeds to repay a portion of our new credit facility in accordance with certain terms thereof. AmerCable is a leading manufacturer of specialty electrical cable products primarily used in the mining, marine and offshore drilling industries. In 2001, AmerCable accounted for approximately 12% of our total net sales.

                            ------------------------

                                  OUR SPONSOR

     Affiliates of Harvest Partners, Inc. control our board of directors. Harvest Partners, Inc., founded in 1981, is a private equity sponsor with approximately $1 billion of invested and committed capital. Harvest Partners, Inc., whose investments include Career Horizons, Inc., Global Power Equipment Group Inc. (NYSE: GEG), Home Care Industries, Inc., Home Care Supply, Inc., IntelliRisk Management Corp., and Symbol Technologies, Inc., focuses on management buyouts and growth financings of profitable, middle-market specialty services, manufacturing and value-added distribution businesses, with a particular emphasis on multinational transactions. Harvest Partners, Inc. has significant capital available through its managed funds, into which numerous U.S., European and Asian industrial corporations and financial institutions have invested.

                            ------------------------

     Our principal executive office is located at 3773 State Road, Cuyahoga Falls, Ohio 44223 and our telephone number there is (800) 257-4335. We were incorporated in Delaware in 1983.

                               THE EXCHANGE OFFER

     The following is a summary of the principal terms of the exchange offer. A more detailed description is contained in this prospectus under the section entitled "The Exchange Offer."

The Exchange Offer............   We are offering to exchange all of our
                                 outstanding notes for $165 million principal amount of exchange notes. The terms of the exchange and outstanding notes are substantially identical in all respects, including principal amount, interest rate and maturity, except that the exchange notes are in general freely transferable and are not subject to any covenant regarding registration under the Securities Act. To be exchanged, an outstanding note must be properly tendered and accepted. Unless we terminate the exchange offer, all outstanding notes that are validly tendered and not validly withdrawn will be exchanged. We will issue the exchange notes promptly after the expiration of the exchange offer.

Expiration Date...............   The exchange offer will expire at 5:00 p.m.,
                                 New York City time, on           , 2002, unless
                                 we decide to extend this expiration date. In that case, the phrase "expiration date" will mean the latest date and time to which we extend the exchange offer.

Conditions to the Exchange
Offer.........................   We may terminate or amend the exchange offer
                                 if:

                                   - any legal proceeding or government action
                                     materially impairs our ability to complete the exchange offer, or

                                   - any SEC rule, regulation or interpretation
                                     materially impairs the exchange offer.

                                 We may waive any or all of these conditions. At this time, there are no adverse proceedings, actions or developments pending or, to our knowledge, threatened, and no governmental approvals are necessary to complete the exchange offer. The exchange offer is not conditioned upon any minimum principal amount of outstanding notes tendered.

Withdrawal Rights.............   You may withdraw the tender of your outstanding
                                 notes at any time before the expiration date.

The Registration Rights
Agreement.....................   You have the right to exchange your outstanding
                                 notes for exchange notes with substantially identical terms. This exchange offer is being made to satisfy these rights. Except in limited circumstances described under "The Exchange
                                 Offer -- Background and Purpose of the Exchange
                                 Offer," after the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your notes.

Resales of the Exchange
Notes.........................   We believe that the exchange notes issued in
                                 the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

                                   - you are acquiring the exchange notes in the
                                     ordinary course of your business;

                                   - you are not participating, do not intend to
                                     participate and have no arrangement or
                                     understanding with any person to
                                     participate in the distribution of the
                                     exchange notes; and

                                   - you are not an "affiliate" of our company
                                     or any of our subsidiaries, as that term is defined in Rule 405 of the Securities Act. See "The Exchange Offer -- Resale of the Exchange Notes."

                                 The Commission, however, has not considered this exchange offer in the context of a no-action letter, and we cannot be sure that the staff of the Commission would make the same determination with this exchange offer as it has in other circumstances. Furthermore, if you do not meet the above conditions, you may incur liability under the Securities Act. We do not assume, or indemnify you against, this liability.

                                 Each broker-dealer that is issued exchange notes in the exchange offer for its own account in exchange for outstanding notes which were acquired by it as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes issued in the exchange offer. A broker-dealer may use this prospectus for an offer to resell, resale or other retransfer of the exchange notes issued to it in the exchange offer.

                                 The exchange offer is not being made to, nor will we accept surrenders for exchange from, the following:

                                   - holders of outstanding notes in any
                                     jurisdiction in which this exchange offer or the acceptance of the exchange offer would not be in compliance with the applicable securities or "blue sky" laws of that jurisdiction, and

                                   - holders of outstanding notes who are
                                     "affiliates" of our company or any of our subsidiaries.

Procedures for Tendering......   If you wish to tender outstanding notes, you
                                 must (a)(1) complete, sign and date the letter of transmittal, or a facsimile of it, according to its instructions and (2) send the letter of transmittal, together with your outstanding notes to be exchanged and other required documentation, to Wilmington Trust Company who is the exchange agent, at the address provided in the letter of transmittal; or (b) tender through DTC pursuant to DTC's Automated Tender
                                 Offer Program, or ATOP system. The letter of transmittal or a valid agent's message through ATOP must be received by Wilmington Trust
                                 Company by 5:00 p.m., New York City time, on the expiration date. See "The Exchange
                                 Offer -- Procedures for Tendering," and
                                 "-- Book-Entry Tender." By executing the letter of transmittal, you are representing to us that you are acquiring the exchange notes in the ordinary course of your business, that you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of exchange notes, and that you are not an "affiliate" of ours. See "The Exchange Offer -- Procedures for Tendering," and "-- Book-Entry Tender."

Special Procedures for
Beneficial   Owners...........   If you are a beneficial owner whose outstanding
                                 notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender your outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you are a beneficial owner and wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. See "The
                                 Exchange Offer -- Procedure if the Outstanding
                                 Notes Are Not Registered in Your Name," and
                                 "-- Beneficial Owner Instructions to Holders of
                                 Outstanding Notes."

                                 The transfer of registered ownership may take considerable time and may not be possible to complete before the expiration date.

Guaranteed Delivery
Procedures....................   If you wish to tender your outstanding notes
                                 and time will not permit your required
                                 documents to reach the exchange agent by the expiration date, or you cannot complete the procedure for book-entry transfer on time or you cannot deliver certificates for your outstanding notes on time, then before the expiration date you may tender your outstanding notes as described in this prospectus under the heading "The Exchange Offer -- Guaranteed
                                 Delivery Procedures."

Failure to Tender Outstanding
Notes.........................   If you are eligible to participate in the
                                 exchange offer and you do not tender your outstanding notes, you will not have any further registration or exchange rights and your outstanding notes will continue to have restrictions on transfer. Outstanding notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws or under an exemption from the Securities Act and applicable state securities laws. We do not currently plan to register the outstanding notes under the Securities Act after the completion of the exchange offer.
                                 Accordingly, the liquidity of the market for the outstanding notes could be adversely affected.

Acceptance of Outstanding
Notes and   Delivery of
Exchange Notes................   In general, we will accept any and all
                                 outstanding notes that are properly tendered in the exchange offer and not withdrawn before 5:00 p.m., New York City time, on the expiration date. The exchange offer will be considered consummated when we, as soon as practicable after the expiration date, accept for exchange the outstanding notes tendered, deliver them to the trustee for cancellation and issue the exchange notes. We will deliver the exchange notes as soon as practicable after the expiration date.

Interest on the Outstanding
Notes.........................   Interest will not be paid on outstanding notes
                                 that are tendered and accepted in the exchange offer.

Interest on the Exchange
Notes.........................   The exchange notes will bear interest at the
                                 rate of 9 3/4% per year, payable semi-annually in arrears on April 15 and October 15, commencing October 15, 2002.

Federal Income Tax
Considerations................   We believe that the exchange of outstanding
                                 notes for exchange notes generally will not be a taxable event for United States federal income tax purposes. Please see "Certain U.S.
                                 Federal Income Tax Considerations" for more information.

Appraisal Rights..............   You do not have any appraisal or dissenters'
                                 rights in connection with this exchange offer.

Use of Proceeds...............   We will not receive any proceeds from the
                                 issuance of the exchange notes in the exchange offer.

Fees and Expenses.............   We will pay all of the expenses incident to the
                                 exchange offer.

Exchange Agent................   Wilmington Trust Company is serving as the
                                 exchange agent in connection with the exchange offer.

     Please review the information in the section captioned "The Exchange Offer" for more detailed information concerning the exchange offer.

                               THE EXCHANGE NOTES

Issuer........................   Associated Materials Incorporated

Notes Offered.................   We are offering up to a total of $165 million
                                 in principal amount of our 9 3/4% Senior
                                 Subordinated Notes due 2012, which have been registered under the Securities Act.

                                 The exchange notes will evidence the same debt as the outstanding notes and will be issued under, and entitled to the benefits of, the same indenture. The terms of the exchange notes are the same as the terms of the outstanding notes in all material respects except that the exchange notes:

                                   - have been registered under the Securities
                                     Act;

                                   - do not include rights to registration under
                                     the Securities Act; and

                                   - do not contain transfer restrictions
                                     applicable to the outstanding notes.

Maturity Date.................   April 15, 2012.

Interest......................   9 3/4% per year, payable semi-annually in
                                 arrears on April 15 and October 15, commencing
                                 October 15, 2002.

Ranking.......................   The exchange notes and the guarantees will
                                 rank:

                                   - junior to all of our and our guarantors'
                                     existing and future senior indebtedness and secured indebtedness, including any borrowings under our new credit facility;

                                   - equally with any of our and our guarantors'
                                     existing and future senior subordinated
                                     indebtedness, including trade payables;

                                   - senior to any of our and our guarantors'
                                     future subordinated indebtedness; and

                                   - effectively junior to all liabilities of
                                     our future subsidiaries that have not
                                     guaranteed the exchange notes.

                                 At March 31, 2002, on a pro forma basis, we would have had $96.7 million of indebtedness, all of which would be senior indebtedness. At March 31, 2002, on a pro forma basis before application of the proceeds from the sale of AmerCable, we would have had $125 million of senior indebtedness.

Optional Redemption...........   Before April 15, 2005, we may redeem exchange
                                 notes in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the notes originally issued in one or more equity offerings, as long as:

                                   - we pay to holders of the exchange notes
                                     109.75% of the principal amount of notes plus accrued and unpaid interest;

                                   - we redeem the exchange notes within 90 days
                                     of completing the equity offering; and

                                   - at least 65% of the original principal
                                     amount of notes issued under the indenture remains outstanding afterward.

                                 We may redeem the exchange notes, in whole or in part, on or after April 15, 2007, at the redemption price set forth in this prospectus under "Description of the Notes -- Optional Redemption."

Optional Redemption Upon a
Change   of Control...........   At any time on or prior to April 15, 2007, we
                                 may redeem the exchange notes upon a change of control at a price equal to 100% of the principal amount plus a make-whole premium. See
                                 "Description of the Notes -- Redemption Upon a
                                 Change of Control."

Change of Control.............   If a change of control occurs, we will be
                                 required to make an offer to purchase the exchange notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

Subsidiary Guarantees.........   The exchange notes will be jointly and
                                 severally guaranteed on a senior subordinated basis by our existing domestic subsidiaries and certain of our future domestic subsidiaries.

Restrictive Covenants.........   The indenture contains covenants that limit our
                                 ability and that of our subsidiaries to:

                                   - incur additional indebtedness;

                                   - pay dividends or distributions on, or
                                     redeem or repurchase, our capital stock;

                                   - make investments;

                                   - engage in transactions with affiliates;

                                   - transfer or sell assets;

                                   - incur liens;

                                   - restrict dividend or other payments to us
                                     from our subsidiaries;

                                   - issue or sell capital stock of our
                                     subsidiaries; and

                                   - consolidate, merge or transfer all or
                                     substantially all of our assets and the
                                     assets of our subsidiaries.

                                 These covenants are subject to important exceptions and qualifications, which are described in "Description of the
                                 Notes -- Certain Covenants."

Use of Proceeds...............   We will not receive any proceeds from the
                                 issuance of the exchange notes.

                                  RISK FACTORS

     See "Risk Factors" for a discussion of the factors you should carefully consider before deciding to invest in the notes.

                             SUMMARY FINANCIAL DATA

     The following table sets forth our summary historical financial data for the first quarter of 2002 and the first quarter of 2001 and for each of the three years in the period ended December 31, 2001. The statement of operations data for each of the three years in the period ended December 31, 2001 and the balance sheet data as of December 31, 1999, 2000 and 2001 were derived from our audited financial statements included elsewhere in this prospectus. The financial data for the first quarter of 2002 and the first quarter of 2001 have been derived from our unaudited interim financial information, which, in the opinion of our management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The operating results for the first quarter of 2002 are not necessarily indicative of the operating results for the full fiscal year. The historical financial data does not reflect the consummation of the transactions and the sale of AmerCable or our capital structure following the transactions and the sale of AmerCable and is not indicative of results that would have been reported had the transactions and the sale of AmerCable occurred, nor is it indicative of our future financial position or operating results.

     The following table also presents unaudited summary pro forma statements of operations data for the year ended December 31, 2001 and the quarter ended March 31, 2002, which have been prepared assuming the transactions and the sale of AmerCable had occurred on January 1, 2001, and the pro forma balance sheet data at March 31, 2002, which has been prepared as if the transactions and the sale of AmerCable occurred on March 31, 2002. The summary pro forma data does not purport to represent what our results of operations or financial position would have been if the transactions and the sale of AmerCable had occurred at any date, nor does this data purport to represent the results of operations for any future period. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable.

     The summary historical and pro forma financial data should be read in conjunction with "Unaudited Pro Forma Financial Information," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical financial statements and the notes thereto included elsewhere herein.

                                                                              PRO FORMA        QUARTER ENDED        PRO FORMA
                                               YEAR ENDED DECEMBER 31,        YEAR ENDED         MARCH 31,        QUARTER ENDED
                                            ------------------------------   DECEMBER 31,   -------------------     MARCH 31,
                                              1999       2000       2001         2001         2001       2002         2002
                                            --------   --------   --------   ------------   --------   --------   -------------
INCOME STATEMENT DATA:
Total net sales...........................  $455,268   $499,393   $595,819     $524,528     $108,611   $123,198     $111,062
Cost of sales.............................   317,596    353,994    425,366      367,398       81,414     90,778       80,104
                                            --------   --------   --------     --------     --------   --------     --------
Gross profit..............................   137,672    145,399    170,453      157,130       27,197     32,420       30,958
Selling, general and administrative
  expenses................................    96,028    107,255    119,945      111,701       28,127     31,219       29,287
                                            --------   --------   --------     --------     --------   --------     --------
Income (loss) from operations.............    41,644     38,144     50,508       45,429         (930)     1,201        1,671
Interest expense..........................     6,779      6,046      6,795       24,800        1,579      1,669        5,777
Net income (loss).........................    20,490     23,555     25,412       11,215       (3,015)    (1,519)      (2,525)
OTHER DATA:
Depreciation and amortization.............  $  8,519   $  9,550   $ 10,919     $  8,151     $  2,661   $  2,979     $  2,066
Capital expenditures......................    18,915     11,925     15,022       11,663        6,765      3,118        1,476
EBITDA(1).................................    50,163     47,694     61,427       53,580        1,731      4,180        3,737
Adjusted EBITDA(2)........................                                       56,575                                4,115
Pro forma interest expense................                                       24,800                                5,777
Ratio of Adjusted EBITDA to interest
  expense.................................                                         2.3x                                 0.7x
Ratio of earnings to fixed charges(3).....      3.9x       4.3x       4.1x         1.6x           --         --           --
Cash provided by (used in) operating
  activities..............................    15,244     22,968     43,989                   (10,127)   (12,001)
Cash used in investing activities.........   (17,619)    (5,538)    (9,861)                   (1,726)    (3,110)
Cash used in financing activities.........    (9,157)    (4,983)   (21,138)                   (1,980)      (245)

                                                                              PRO FORMA        QUARTER ENDED        PRO FORMA
                                               YEAR ENDED DECEMBER 31,        YEAR ENDED         MARCH 31,        QUARTER ENDED
                                            ------------------------------   DECEMBER 31,   -------------------     MARCH 31,
                                              1999       2000       2001         2001         2001       2002         2002
                                            --------   --------   --------   ------------   --------   --------   -------------
BALANCE SHEET DATA (AT END OF PERIOD):
Cash and cash equivalents.................  $  3,432   $ 15,879   $ 28,869     $     --     $  2,046   $ 13,513     $  9,140
Working capital...........................    85,878    102,064    106,188           --       95,334    105,069       86,963
Total assets..............................   206,296    231,141    254,307           --      223,631    241,169      534,020
Total debt................................    75,000     75,000     75,000           --       75,000     75,000      262,656
Stockholders' equity......................    79,326     97,990    102,675           --       92,995    101,024      165,645

---------------

(1) EBITDA is calculated as income from operations plus depreciation and amortization. We have included information concerning EBITDA because we believe that EBITDA is used by certain investors as one measure of a company's historical ability to service its debt. EBITDA should not be considered as an alternative to, or more meaningful than, net income as an indicator of our operating performance or to cash flows as a measure of liquidity. EBITDA has not been prepared in accordance with generally accepted accounting principles. EBITDA, as presented by us, may not be comparable to similarly titled measures reported by other companies.

(2) Adjusted EBITDA represents EBITDA plus certain non-recurring expenses. We believe that Adjusted EBITDA presents a more meaningful discussion than EBITDA since Adjusted EBITDA excludes non-recurring expenses, which are expected to have no ongoing cash requirements and no impact on our ongoing operations. EBITDA reconciles to Adjusted EBITDA as follows:

                                                                  PRO FORMA                              PRO FORMA
                                             PRO FORMA       INCLUDING AMERCABLE     PRO FORMA      INCLUDING AMERCABLE
                                            YEAR ENDED           YEAR ENDED        QUARTER ENDED       QUARTER ENDED
                                         DECEMBER 31, 2001    DECEMBER 31, 2001    MARCH 31, 2002     MARCH 31, 2002
                                         -----------------   -------------------   --------------   -------------------
                                                                         (IN THOUSANDS)
EBITDA.................................       $53,580              $61,941             $3,737             $ 4,296
Cost savings from closing of corporate
  office, net(a).......................         1,166                1,166                378                 378
Severance(b)...........................         1,041                1,041                 --                  --
Non-cash stock compensation
  expense(c)...........................           588                  588                 --                  --
Investment banking and related
  fees(d)..............................           200                  200                 --                  --
                                              -------              -------             ------             -------
Adjusted EBITDA........................       $56,575              $64,936             $4,115             $ 4,674
                                              =======              =======             ======             =======

---------------

Adjustments to EBITDA represent:

(a) the elimination of facilities and corporate overhead costs related to the Dallas corporate office, which was closed in connection with the transactions. For the year ended December 31, 2001, the adjustments include rent of $0.1 million, outside director fees of $0.2 million, investor relations expenses of $0.2 million, travel and entertainment costs of $0.2 million, charitable contributions of $0.4 million, and other expenses of $0.1 million. For the quarter ended March 31, 2002, the adjustments include outside director fees of $0.1 million, investor relations expenses of $0.1 million, travel and entertainment costs of $0.1 million and charitable contributions of $0.1 million;

(b) severance of four Alside vice presidents as part of the senior management restructuring completed in 2001;

(c) a non-cash stock compensation expense related to the modification of a stock option grant for an executive who retired in 2001; and

(d) investment banking fees related to obtaining a fairness opinion for the repurchase of one million shares of our Class B common stock.

(3) The deficiency in the ratio of earnings to fixed charges is approximately $4.9 million and $2.5 million for the quarters ended March 31, 2001 and 2002, respectively on a historical basis and $4.1 million for the quarter ended March 31, 2002 on a pro forma basis.

                                    RISK FACTORS

     You should consider carefully the information set forth in this section along with all the other information provided to you in this prospectus before tendering your outstanding notes for exchange notes in the exchange offer.

RISKS RELATING TO THE NOTES

OUR SUBSTANTIAL LEVEL OF INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND PREVENT US FROM FULFILLING OUR OBLIGATIONS ON THE NOTES.

     We have a substantial amount of indebtedness, which will require significant interest payments. As of March 31, 2002, on a pro forma basis, we would have had approximately $262.7 million of indebtedness and our interest expense for the quarter ended March 31, 2002 would have been approximately $5.8 million. In addition, subject to restrictions in the indenture for the notes and our credit facilities, we may incur additional indebtedness.

     Our substantial level of indebtedness could have important consequences to you, including the following:

     - our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

     - we must use a substantial portion of our cash flow from operations to pay interest and principal on the notes and other indebtedness, which will reduce the funds available to us for other purposes such as potential acquisitions and capital expenditures;

     - we are exposed to fluctuations in interest rates, because our new credit facility has a variable rate of interest;

     - we have a higher level of indebtedness than some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in planning for, or responding to, changing conditions in our industry, including increased competition;

     - we are more vulnerable to general economic downturns and adverse developments in our business; and

     - our failure to comply with financial and other restrictive covenants in the indenture governing the notes and our other debt obligations, some of which require us to maintain specified financial ratios and limit our ability to incur additional debt and sell assets, could result in an event of default that, if not cured or waived, could harm our business or prospects and could result in our bankruptcy.

     We expect to obtain money to pay our expenses and to pay the principal and interest on the notes, our new credit facility and other debt from cash flow from our operations. Our ability to meet our expenses depends on our future performance, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions in the markets where we operate and pressure from competitors. We cannot be certain that our cash flow will be sufficient to allow us to pay principal and interest on our debt, including the notes, and meet our other obligations. If we do not have enough money, we may be required to refinance all or part of our existing debt, including the notes, sell assets or borrow more money. We cannot guarantee that we will be able to do so on terms acceptable to us, if at all. In addition, the terms of existing or future debt agreements, including our credit facilities and the indenture, may restrict us from pursuing any of these alternatives. The failure to generate sufficient cash flow or to achieve such alternative could significantly adversely affect the value of the notes.

WE WILL BE ABLE TO INCUR MORE INDEBTEDNESS AND THE RISKS ASSOCIATED WITH OUR SUBSTANTIAL LEVERAGE, INCLUDING OUR ABILITY TO SERVICE OUR INDEBTEDNESS, WILL INCREASE.

     The indenture relating to the notes and the credit agreement governing our new credit facility will permit us, subject to specified conditions, to incur a significant amount of additional indebtedness. In addition, we may incur an additional $40 million of indebtedness under our new revolving credit facility. If we incur additional debt, the risks associated with our substantial leverage, including our ability to service our debt, would increase.

YOUR RIGHT TO RECEIVE PAYMENTS ON THE NOTES AND GUARANTEES IS SUBORDINATED TO OUR SENIOR DEBT.

     Payment on the notes and guarantees are subordinated in right of payment to all of our and the guarantors' senior debt. As a result, upon any distribution to our creditors or the creditors of the guarantors in a bankruptcy, liquidation, reorganization or similar proceeding relating to us or our guarantors or our or their property, the holders of our senior debt will be entitled to be paid in full in cash before any payment may be made on the notes or the guarantees thereof. In these cases, we and the guarantors may not have sufficient funds to pay all of our creditors, and holders of senior subordinated notes may receive less, ratably, than the holders of our senior debt. In addition, all payments on the notes and the related guarantees will be blocked in the event of a payment default on our designated senior debt and may be blocked for up to 179 consecutive days in the event of certain non-payment defaults on our designated senior debt.

     In connection with the transactions, we entered into a new credit facility which provides for a $125 million term loan which was fully drawn upon closing of the merger and a $40 million revolving credit facility. Upon the closing of the merger, we borrowed approximately $2.0 million under our revolving credit facility in order to temporarily cash collateralize existing letters of credit. We repaid such borrowings promptly thereafter and have been issued new letters of credit. As of March 31, 2002, on a pro forma basis, the notes and the related guarantees would have been subordinated to approximately $96.7 million of senior debt, and $37.4 million of additional senior debt would have been available for borrowing under our new credit facility. In addition, the indenture governing the notes and our new credit facility permit us, subject to specified limitations, to incur additional debt, some or all of which may be senior debt.

     In addition, the notes are structurally subordinated to all of the liabilities of our subsidiaries that do not guarantee the notes in the future. In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment on their claims from assets of those subsidiaries before any assets are made available for distribution to us. However, under some circumstances, the terms of the notes will permit our non-guarantor subsidiaries to incur additional specified indebtedness.

IF WE FAIL TO MEET OUR PAYMENT OR OTHER OBLIGATIONS UNDER THE NEW CREDIT AGREEMENT, THE LENDERS UNDER OUR NEW CREDIT AGREEMENT COULD FORECLOSE ON, AND ACQUIRE CONTROL OF, SUBSTANTIALLY ALL OF OUR ASSETS.

     In connection with the incurrence of indebtedness under the new credit facility, the lenders under the new credit facility received a pledge of all of the equity interests of our existing domestic subsidiaries and will receive a pledge of all of the equity interests of any future domestic subsidiary and the voting stock of any of our future foreign subsidiaries that are held directly by us or our domestic subsidiaries (but not to exceed in most cases 66 2/3% of the voting stock of such subsidiaries). Additionally, these lenders generally have a lien on substantially all of our accounts receivables, cash, general intangibles, investment property and future acquired material property. As a result of these pledges and liens, if we fail to meet our payment or other obligations under the new credit facility, the lenders under the credit agreement would be entitled to foreclose on substantially all of our assets and liquidate these assets. Under those circumstances, we may not have sufficient funds to pay principal, premium, if any, and interest on the notes. As a result, the holders of the notes may lose a portion of or the entire value of their investment.

THE INDENTURE FOR THE NOTES AND OUR NEW CREDIT FACILITY IMPOSE SIGNIFICANT OPERATING AND FINANCIAL RESTRICTIONS ON US, WHICH MAY PREVENT US FROM CAPITALIZING ON BUSINESS OPPORTUNITIES AND TAKING SOME CORPORATE ACTIONS.

     The indenture for the notes and our new credit facility impose, and the terms of any future debt may impose, significant operating and financial restrictions on us. These restrictions, among other things, limit our ability and that of our subsidiaries to:

     - incur or guarantee additional indebtedness;

     - pay dividends or make other distributions;

     - repurchase our stock;

     - make investments;

     - sell or otherwise dispose of assets including capital stock of subsidiaries;

     - create liens;

     - enter into agreements restricting our subsidiaries' ability to pay dividends;

     - enter into transactions with affiliates; and

     - consolidate, merge or sell all of our assets.

     We cannot assure you that these covenants will not adversely affect our ability to finance our future operations or capital needs to pursue available business opportunities.

     In addition, our new credit facility requires us to maintain other specified financial ratios. We cannot assure you that these covenants will not adversely affect our ability to finance our future operations or capital needs or to pursue available business opportunities or limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans. A breach of any of these covenants or our inability to maintain the required financial ratios could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing that indebtedness.

THE GUARANTEES MAY BE VOIDED UNDER SPECIFIC LEGAL CIRCUMSTANCES.

     The notes are guaranteed by certain of our existing domestic restricted subsidiaries and will be guaranteed by certain of our future domestic restricted subsidiaries. The guarantees may be subject to review under U.S. federal bankruptcy law and comparable provisions of state fraudulent conveyance laws if a bankruptcy or reorganization case or lawsuit is commenced by or on behalf of our guarantor's unpaid creditors. Under these laws, if a court were to find in such a bankruptcy or reorganization case or lawsuit that, at the time any guarantor issued a guarantee of the notes, the guarantor:

     - issued the guarantee with the intent of hindering, delaying or defrauding current or future creditors;

     - was a defendant in an action for money damages or had a judgment for money damages docketed against it if, in either case, after final judgment, the judgment is unsatisfied; or

     - received less than reasonably equivalent value or fair consideration for issuing the guarantee of the notes and such guarantor:

     - was insolvent or was rendered insolvent by reason of issuing the guarantee;

     - was engaged, or about to engage, in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business; or

     - intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured (as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes);

then such court could void the guarantee of such guarantor, subordinate the amounts owing under such guarantee to such guarantor's presently existing or future debt or take other actions detrimental to you.

     The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in any such proceeding. Generally, a company would be considered insolvent if, at the time it incurred the debt or issued the guarantee:

     - the sum of its debts (including contingent liabilities) was greater than its assets, at fair valuation;

     - the present fair saleable value of its assets at the time was less than the amount required to pay the probable liability on its total existing debts and liabilities (including contingent liabilities) as they become absolute and mature; or

     - it could not pay its debts as they become due.

     If the guarantees of the notes were challenged, we cannot be sure as to the standard that a court would use to determine whether any of the guarantors was solvent at the relevant time or, regardless of the standard that the court uses, that the issuance of the guarantees would not be voided or the guarantees would not be subordinated to the guarantor's other debt. If such a case were to occur, the guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit and that of our parent holding company, and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration. If a guarantee is voided as a fraudulent conveyance or otherwise found to be unenforceable, you will not have a claim against that guarantor but will remain a creditor of ours and any guarantor whose obligation was not set aside or found to be unenforceable.

THE EXCHANGE OFFER MAY REDUCE THE MARKET FOR OUR OUTSTANDING NOTES.

     There currently is a limited trading market for the outstanding notes. After the consummation of the exchange offer, it is anticipated that the outstanding principal amount of the outstanding notes available for trading will be significantly reduced. A debt security with a smaller outstanding principal amount available for trading, known as a smaller "float", may command a lower price than would a comparable debt security with a greater float. Because the principal amount of outstanding notes exchanged under the exchange offer will reduce the float of the outstanding notes, the liquidity and market price of the outstanding notes may be adversely affected. The reduced float may also tend to make the trading price more volatile. Holders of outstanding notes may attempt to obtain quotations for the outstanding notes from their brokers; however, there can be no assurance that any trading market will exist for the outstanding notes following consummation of the exchange offer. The extent of the public market for the outstanding notes following consummation of the exchange offer will depend upon, among other things, the remaining outstanding principal amount of the outstanding notes after the exchange offer, the number of holders remaining at the time and the interest in maintaining a market in the outstanding notes on the part of securities firms.

THERE COULD BE ADVERSE CONSEQUENCES OF FAILURE TO EXCHANGE YOUR OUTSTANDING NOTES FOR EXCHANGE NOTES.

     The outstanding notes were not registered under the Securities Act or under the securities laws of any state and may not be resold, offered for resale or otherwise transferred unless they are subsequently registered or resold based on an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your outstanding notes for exchange notes under this exchange offer, you will not be able to resell, offer to resell or otherwise transfer the outstanding notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction exempt from, the Securities Act. In addition, we will no longer be under an obligation to register the outstanding notes under the Securities Act except in the limited circumstances provided under the registration rights agreement. In addition, to the extent that outstanding notes are tendered for exchange and accepted in the exchange offer, the trading market for the untendered and tendered but unaccepted outstanding notes could be adversely affected.

IF AN ACTIVE TRADING MARKET DOES NOT DEVELOP FOR THE EXCHANGE NOTES, YOU MAY NOT BE ABLE TO RESELL THEM.

     Although holders of exchange notes who are not our "affiliates" within the meaning of the Securities Act may resell or otherwise transfer their exchange notes without compliance with the registration requirements of the Securities Act, there is currently no existing market for the exchange notes, and we cannot assure you that a public market for the exchange notes will develop in the future or, if developed, will continue. If no active trading market develops, you may not be able to resell your exchange notes at their fair market value or at all. Future trading prices of the exchange notes will depend on many factors, including, among other things, our ability to effect this exchange offer, prevailing interest rates, our operating results and the market for similar securities. We have been informed by the initial purchasers of the outstanding notes, that they intend to make a market in the exchange and the outstanding notes. However, they may cease their market-making at any time. There has also been no public market for the outstanding notes. To the extent that outstanding notes are tendered and accepted in the exchange offer, the market for the remaining untendered outstanding notes could be adversely affected. See "The Exchange Offer -- Consequences of Failure to Exchange."

     Historically, the market for non-investment grade debt has been subject to disruptions that have caused volatility in trading prices and market liquidity. It is possible that the market for the exchange notes will be subject to disruptions. Any disruptions may have a negative effect on noteholders, regardless of our prospects and financial performance.

WE MAY NOT BE ABLE TO REPURCHASE THE NOTES UPON A CHANGE OF CONTROL.

     Upon a "change of control," as defined in the indenture, we will be required under certain circumstances to make an offer to repurchase the notes at a price equal to 101% of the principal amount thereof, together with any accrued and unpaid interest and additional interest to the date of repurchase. If a change of control were to occur, there can be no assurance that we would have sufficient funds to pay the purchase price for all of the notes that we might be required to purchase. Our failure to purchase, or give notice of purchase of, the notes would be a default under the indenture, which would in turn be a default under our new credit facility. In addition, a change of control may constitute an event of default under our new credit facility. A default under our new credit facility would result in an event of default under the indenture governing the notes if the lenders were to accelerate the debt under our new credit facility.

     If the foregoing occurs, we may not have enough assets to satisfy all obligations under our new credit facility and the indenture related to the notes. The source of funds for any purchase of notes will be our available cash or cash generated from our operations or other sources, including borrowing, sales of assets or sales of equity. If we do not have sufficient cash on hand, we will seek to refinance the indebtedness under our new credit facility and the notes or obtain a waiver from the lenders or you, as a holder of the notes. We cannot assure you, however, that we will be able to obtain a waiver or refinance our indebtedness on commercially reasonable terms, if at all. In addition, the terms of our senior credit facilities may limit our ability to repurchase all of the notes in such event. The financial effect of this repurchase could cause a default under our other debt, even if the event itself would not cause a default. Accordingly, it is possible that we will not have sufficient funds at the time of such event to make the required repurchase of notes or that restrictions in our new credit facility will not allow such repurchases.

RISKS RELATING TO OUR COMPANY

OUR BUSINESS WILL BE AFFECTED BY CHANGES IN GENERAL INDUSTRY, ECONOMIC, INTEREST RATE AND OTHER CONDITIONS.

     The exterior residential building products industry in which we operate may be significantly affected by changes in national and local economic and other conditions, including employment levels, changing demographic considerations, availability of financing, interest rates and consumer confidence, all of which are outside of our control. A prolonged recession affecting the residential construction industry could result in a significant decrease in our financial performance.

THE HOME BUILDING INDUSTRY IS CYCLICAL AND DOWNTURNS IN THE INDUSTRY OR THE ECONOMY COULD NEGATIVELY AFFECT OUR BUSINESS, OPERATING RESULTS AND THE VALUE OF THE NOTES.

     The home building industry is cyclical and is significantly affected by changes in economic and other conditions such as employment levels, migration trends, availability of financing, interest rates and consumer confidence. These factors can negatively affect the demand for and pricing of our products. The occurrence or continuation of any of the above items and the items described below could have a negative impact on our business and adversely affect the value of the notes.

INCREASES IN INTEREST RATES AND THE REDUCED AVAILABILITY OF FINANCING FOR HOME IMPROVEMENTS MAY CAUSE OUR SALES AND PROFITABILITY TO DECREASE.

     In general, demand for home improvement products is adversely affected by increases in interest rates and the reduced availability of financing. If interest rates increase and consequently, the ability of prospective buyers to finance purchases of home improvement products is adversely affected, our sales, gross margins and cash flow may also be adversely impacted and the impact may be material.

WE HAVE SUBSTANTIAL FIXED COSTS.

     A significant portion of our selling, general and administrative expenses are fixed costs, which do not fluctuate proportionately with sales. As a result, a percentage decline in our net sales has a greater percentage effect on our operating income.

CHANGES IN RAW MATERIAL COSTS AND AVAILABILITY CAN ADVERSELY AFFECT OUR PROFIT MARGIN.

     Our principal raw material, vinyl resin, has been subject to rapid price changes, particularly in 1999 and 2000. We expect the price of vinyl resin to increase significantly in 2002. Through price increases to our customers, we have historically been able to pass on significant resin cost increases. The results of operations for individual quarters can and have been negatively impacted by a delay between the time of vinyl resin cost increases and price increases in our products. While we expect that any significant resin cost increases in 2002 will be offset by price increases to our customers, there can be no assurances that we will be able to pass on any future price increases.

     Additionally a major interruption in the delivery of vinyl resin to us would disrupt our operations and could have an adverse effect on our financial condition and results of operations. We have a contract with a vendor to supply substantially all of our vinyl resin requirements and believe our requirements could also be met by other suppliers.

WEATHER IMPACTS OUR QUARTERLY RESULTS.

     Because most of our building products are intended for exterior use, sales tend to be lower during periods of inclement weather. Weather conditions in the first quarter of each calendar year usually result in that quarter producing significantly less sales revenue than in any other period of the year. Consequently, we have historically had small profits or losses in the first quarter and reduced profits from operations in the fourth quarter of each calendar year.

WE FACE COMPETITION FROM OTHER VINYL BUILDING PRODUCT MANUFACTURERS AND ALTERNATIVE BUILDING MATERIALS.

     We believe that no other company within the vinyl building product market competes with us in both manufacturing and distribution, except for Owens Corning. However, we do compete with other manufacturers of vinyl building products. Some of these companies are larger and have greater financial resources than us. We also compete with Owens Corning and numerous large and small distributors of building products in our capacity as a distributor of these products. Additionally, our products face competition from alternative materials: wood and aluminum in the window market, and wood, masonry, fiber cement and metal in the siding market. There can be no assurance we will not be adversely impacted by our competitors or alternative materials.

WE ARE SUBJECT TO VARIOUS ENVIRONMENTAL STATUTES AND REGULATIONS, WHICH MAY RESULT IN SIGNIFICANT COSTS IN ENVIRONMENTAL COMPLIANCE AND REMEDIATION.

     Our operations are subject to various environmental statutes and regulations, including laws and regulations addressing materials used in the manufacturing of our products. In addition, certain of our operations are subject to federal, state and local environmental laws and regulations that impose limitations or other requirements on the discharge of pollutants into the air, water and soil, establish standards for the treatment, transport, storage and disposal of solid and hazardous wastes, and remediation of soil and groundwater contamination. Such laws and regulations may also impact the availability of materials used in manufacturing our products. We believe we are in material compliance with applicable environmental requirements, and do not expect these requirements to result in material expenditures in the foreseeable future. However, additional future expenditures may be necessary as compliance standards and technology change, and unforeseen significant expenditures required to maintain compliance, including unforeseen liabilities, could have an adverse effect on our business and financial condition.

     We entered into a Consent Order dated August 25, 1992 with the United States Environmental Protection Agency pertaining to corrective action requirements associated with the use of hazardous waste storage facilities at our Akron, Ohio location. With the exception of a small container storage area, the use of these facilities was terminated prior to our acquisition of the Alside assets from USX Corporation in 1984. The effects of the past practices at this facility are continuing to be investigated (through continued groundwater monitoring) pursuant to the terms of the consent order. We believe that USX bears responsibility for substantially all of the direct costs of corrective action at these facilities under the relevant contract terms and under statutory and common law. To date, USX has reimbursed us for substantially all of the direct costs of corrective action at these facilities. We expect that USX will continue to reimburse us. However, there can be no assurance that payments will continue to be made by USX or that it will have adequate financial resources to fully reimburse us for these costs.

     Certain environmental laws, including the federal Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, ("CERCLA"), and comparable state laws, impose strict, and in certain circumstances joint and several, liability upon specified responsible parties, which include certain former owners and operators of waste sites designated for clean up by environmental regulators. A facility formerly owned by our company in Lumber City, Georgia, which is now owned by Amercord Inc., a company in which we currently hold a minority interest, is currently undergoing soil and groundwater investigation, pursuant to a Consent Order entered into by Amercord Inc. with the Georgia Department of Natural Resources in 1994. We are not a party to these activities. We also understand that soil and groundwater in certain areas of the site (including in the area of two industrial waste landfills) are being investigated under CERCLA by the United Stated Environmental Protection Agency to determine whether remediation of those areas may be required and whether the site should be listed on the state or federal list of priority sites requiring remediation. There can be no assurance that Amercord Inc., the current site owner, would have adequate financial resources to carry out additional remediation that may be required, or that if substantial remediation is required, claims will not be made against us, which could result in material expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Amercord Inc."

     Also, we cannot be certain that we have identified all environmental matters giving rise to potential liability. More stringent future environmental requirements or stricter enforcement of existing requirements, the discovery of unknown conditions, or our past use of hazardous materials could result in increased expenditures or liabilities which could have an adverse effect on our business and financial condition.

WE COULD FACE POTENTIAL PRODUCT LIABILITY CLAIMS RELATING TO PRODUCTS WE MANUFACTURE OR DISTRIBUTE.

     We face a business risk of exposure to product liability claims in the event that the use of our products is alleged to have resulted in injury or other adverse effects. We currently maintain product liability insurance coverage but we cannot assure you that we will be able to obtain such insurance on acceptable terms in the future, if at all, or that any such insurance will provide adequate coverage against potential claims. Product liability claims can be expensive to defend and can divert management and other personnel for months or years regardless of the ultimate outcome. An unsuccessful product liability defense could have a material adverse effect on our business, financial condition, results of operations or prospects or our ability to make payments on the notes when due.

THE LOSS OF OUR KEY PERSONNEL COULD HARM OUR BUSINESS.

     Our success largely depends on the continuing services of our key employees and our ability to attract new personnel. Although we intend to enter into employment agreements with various key officers, loss of their services could harm our business.

WE HAVE GROWN SIGNIFICANTLY DURING THE PAST FIVE YEARS WHICH HAS PLACED SIGNIFICANT DEMANDS ON OUR RESOURCES AND WE MAY NOT BE ABLE TO EFFECTIVELY MANAGE THE GROWTH OR FUTURE GROWTH.

     We have grown significantly in recent years from total net sales of $400.0 million in 1997 to $595.8 million in 2001. During the same period, on a pro forma basis, we have grown from total net sales of $345.1 million in 1997 to $524.5 million in 2001. This historical growth and any future growth will continue to place demands on our resources. Accordingly, our future success and profitability will depend, in part, on our ability to enhance our management and operating systems, respond and adapt to rapid changes in technology, obtain financing for strategic acquisitions and investments in new supply centers, retain employees due to policy and procedural changes and retain customers due to our ability to manage change. We may not be able to successfully manage any significant expansion or obtain adequate financing on favorable terms to manage our growth.

WE ARE CONTROLLED BY AFFILIATES OF HARVEST PARTNERS, INC., WHOSE INTERESTS IN OUR BUSINESS MAY BE DIFFERENT THAN YOURS.

     By reason of Harvest Partners, Inc.'s and its affiliates' ownership of us and the ability of Harvest Partners, Inc. and its affiliates, pursuant to a stockholders agreement among stockholders of Associated Materials Holdings Inc., to designate a majority of the members of the Board of Directors of Associated Materials Holdings Inc., Harvest Partners, Inc. will control actions to be taken by our stockholder and/or board of directors, including amendments to our certificate of incorporation and by-laws and approval of significant corporate transactions, including mergers and sales of substantially all of our assets. You should consider that the interests of Harvest Partners, Inc. and its affiliates will likely differ from yours in material respects.

                                USE OF PROCEEDS

     The exchange offer is intended to satisfy certain of our obligations under the registration rights agreement dated as of April 23, 2002. We will not receive any cash proceeds from this exchange offer. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange the outstanding notes in like principal amount. The outstanding notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. The issuance of the exchange notes will not result in any increase in our indebtedness.

                                 CAPITALIZATION

     The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2002, on an actual basis and on a pro forma as adjusted basis, to reflect the Transactions and the sale of AmerCable. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical financial statements and the related notes thereto and our unaudited pro forma financial information and the related notes thereto, each included elsewhere herein.

                                                               AS OF MARCH 31, 2002
                                                              ----------------------
                                                                          PRO FORMA
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Cash and cash equivalents...................................  $ 13,513    $  9,140
                                                              ========    ========
Long-term debt:
  Existing Credit Agreement.................................  $     --    $     --
  New Credit Facility(1)....................................        --      96,668
  9 1/4% Senior Subordinated Notes(2).......................    75,000         988
  9 3/4% Senior Subordinated Notes..........................        --     165,000
                                                              --------    --------
     Total long-term debt...................................    75,000     262,656
Total stockholders' equity..................................   101,024     165,645
                                                              --------    --------
Total capitalization........................................  $176,024    $428,301
                                                              ========    ========

---------------

(1) In connection with the transactions, we entered into a new credit facility which provides for a $125 million term loan which was fully drawn and a $40 million revolving credit facility. Upon the closing of the merger, we borrowed approximately $2.0 million under our revolving credit facility in order to temporarily cash collateralize existing letters of credit. We repaid such borrowings promptly thereafter and have been issued new letters of credit in the amount of $2.6 million. As of March 31, 2002, on a pro forma basis, we would have availability of approximately $37.4 million under the new credit facility. We used the $28.3 million of net proceeds from the sale of AmerCable to repay a portion of the term loan under the new credit facility.

(2) $74 million aggregate principal amount of our 9 1/4% senior subordinated notes were purchased in the debt tender offer. Subsequent to the merger, we commenced a change of control offer pursuant to the indenture governing the 9 1/4% notes to purchase the 9 1/4% notes not tendered in the debt tender offer. The change of control offer expired on June 21, 2002 and approximately $0.1 million aggregate principal amount of such notes were tendered and accepted. We intend to discharge the remaining approximately $0.9 million outstanding 9 1/4% notes pursuant to the indenture governing such notes. We may also, from time to time, purchase such notes through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may determine. We expect that all discharged notes will be redeemed on or after March 1, 2003 at 104.625% of the principal amount of such notes ($1,046.25 per $1,000 principal amount of such notes), plus accrued and unpaid interest, if any, to the date of purchase.

                                THE TRANSACTIONS

     The outstanding notes were issued in connection with the merger of Simon Acquisition Corp. with and into us. On March 16, 2002, we entered into a merger agreement with Associated Materials Holdings Inc., a Delaware corporation, and Simon Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Associated Materials Holdings Inc. Pursuant to the merger agreement, Simon Acquisition Corp. commenced a tender offer to purchase all of the outstanding shares of our common stock at a price of $50.00 per share. The merger was consummated on April 19, 2002. Our common stock was delisted from The Nasdaq National Market. After the merger, we continued as the surviving corporation and became a wholly owned subsidiary of Associated Materials Holdings Inc., which is controlled by affiliates of Harvest Partners, Inc. Our business and operations continued as they were being conducted prior to the merger.

     In addition, we commenced a tender offer and consent solicitation to purchase all of our outstanding 9 1/4% senior subordinated notes due March 1, 2008 and to receive consents from the holders of such notes to amend the terms of the indenture governing such notes. The debt tender offer expired on April 18, 2002. Approximately $74 million aggregate principal amount of the $75 million outstanding 9 1/4% notes were tendered. We amended the indenture governing the 9 1/4% notes to remove substantially all the restrictive covenants pursuant to a supplemental indenture dated as of April 4, 2002, which became effective on April 23, 2002. The indenture governing the 9 1/4% notes is subject to a "change of control" provision pursuant to which the notes outstanding after the completion of the debt and equity tender offers are redeemable at an amount equal to 101% of the principal amount of the 9 1/4% notes at the option of the holder, plus accrued and unpaid interest, if any, to the date of purchase. Subsequent to the merger, we commenced a change of control offer pursuant to such provision to purchase the 9 1/4% notes not tendered in the debt tender offer. The change of control offer expired on June 21, 2002 and approximately $0.1 million aggregate principal amount of the 9 1/4% notes was tendered and accepted. We intend to discharge the remaining approximately $0.9 million outstanding 9 1/4% notes pursuant to the indenture governing the 9 1/4% notes. We may also, from time to time, purchase such notes through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may determine. We expect that all discharged notes will be redeemed on or after March 1, 2003 at 104.625% of the principal amount of such notes ($1,046.25 per $1,000 principal amount of such notes), plus accrued and unpaid interest, if any, to the date of purchase.

     In connection with the merger, we terminated our previous credit facility and entered into a new $165 million senior secured credit facility. The new credit facility consists of a $125 million term loan, which is fully drawn, and a $40 million revolving loan. The net proceeds from the AmerCable sale of approximately $28.3 million were used to repay a portion of our indebtedness under our new credit facility in accordance with certain terms thereof. The equity tender offer closed prior to the closing of the offering of the outstanding notes and we borrowed under a $215 million unsecured interim credit facility to complete the equity tender offer. The proceeds from the offering of the outstanding notes along with proceeds from the term loan under the new credit facility were used to repay such interim credit facility.

     For more information regarding the merger agreement and the related agreements entered into in connection with the merger, see "Certain Relationships and Related Transactions."

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma financial information has been derived by the application of pro forma adjustments to our historical financial statements included elsewhere in this prospectus. The unaudited pro forma balance sheet as of March 31, 2002 was prepared as if the transactions and the sale of AmerCable had occurred on such date. The unaudited pro forma statements of operations for the year ended December 31, 2001 and the quarter ended March 31, 2002 give effect to the transactions as if the transactions and the sale of AmerCable had occurred as of January 1, 2001. The pro forma adjustments are based upon available information, preliminary estimates and certain assumptions that we believe are reasonable, and are described in the accompanying notes.

     On March 16, 2002, Associated Materials Incorporated, Associated Materials Holdings Inc. and its wholly owned subsidiary, Simon Acquisition Corp., entered into a merger agreement pursuant to which, among other things, each of our stockholders received $50.00 in cash for each share of our stock. The equity tender offer expired on April 18, 2002, with over 90% of the outstanding shares of our common stock being tendered. Simon Acquisition Corp. merged with and into us on April 19, 2002, with Associated Materials Incorporated continuing as the surviving corporation and becoming a wholly owned subsidiary of Associated Materials Holdings Inc.

     The merger and related refinancing transactions required total cash of approximately $466.8 million, which was used to purchase our common stock in the equity tender offer, to consummate the debt tender offer for our 9 1/4% senior subordinated notes due 2008 and to pay fees and expenses related to the transactions. The transactions were financed through an equity contribution of approximately $172 million by Associated Materials Holdings Inc. (who received an equity contribution of approximately $164.8 million of cash from the equity investors and $7.2 million of rollover equity by certain members of management), cash on hand of approximately $4.8 million, a new term loan of $125 million from the new credit facility and proceeds from the issuance of the outstanding notes. The equity tender offer closed prior to the closing of the offering of the outstanding notes and we borrowed under a $215 million interim credit facility to complete the equity tender offer. The proceeds from the issuance of the outstanding notes along with proceeds from the term loan under the new credit facility were used to repay the interim credit facility. The net proceeds of approximately $28.3 million from the sale of AmerCable were used to repay a portion of our indebtedness under our new credit facility in accordance with certain terms thereof.

     The acquisition was accounted for under the purchase method of accounting. The total cost of the transactions will be allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values as of the date of the transactions. The excess of the purchase price over the historical basis of the net assets acquired has been allocated in the accompanying unaudited pro forma financial information based on preliminary valuation estimates and certain assumptions that management believes are reasonable. As a result, the actual allocation is subject to the valuation of our assets and liabilities being finalized. Therefore, the actual allocation of purchase price and the resulting effect on income from operations may differ from the pro forma amounts included herein.

     The pro forma statements should not be considered indicative of actual balance sheet data or results that would have been achieved had the transactions or the sale of AmerCable been consummated on the dates indicated and do not purport to indicate balance sheet data or results of operations as of any future date or for any future period. The unaudited pro forma financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "The Transactions," "Use of Proceeds," "Prospectus Summary -- Recent Developments" and the historical financial statements and the notes thereto included elsewhere in this prospectus.

                       ASSOCIATED MATERIALS INCORPORATED

                       UNAUDITED PRO FORMA BALANCE SHEET
                              AS OF MARCH 31, 2002
                                 (IN THOUSANDS)

                                                            AMERCABLE      TRANSACTION
                                                            PRO FORMA       PRO FORMA
                                              HISTORICAL   ADJUSTMENTS     ADJUSTMENTS      PRO FORMA
                                              ----------   -----------     ------------     ---------
                                               ASSETS
Current assets:
  Cash and cash equivalents.................   $ 13,513     $     --        $  (4,373)(f)   $  9,140
  Accounts receivable, net..................     61,658       (6,132)(a)           --         55,526
  Inventories...............................     79,412      (18,317)(a)        1,800(g)      62,895
  Income taxes receivable...................        940          328(b)         1,047(h)       5,690
                                                                                1,871(i)
                                                                                  578(g)
                                                                                  926(g)
  Other current assets......................      3,637          (49)(a)           --          3,588
                                               --------     --------        ---------       --------
          Total current assets..............    159,160      (24,170)           1,849        136,839
Property, plant and equipment, net..........     77,897      (12,723)(a)       24,932(g)      90,106
Goodwill and other intangible assets........         --        1,121(c)       292,581(g)     293,702
Other assets................................      4,112         (853)(b)       (1,324)(g)     13,373
                                                                               (1,501)(g)
                                                                               12,939(j)
                                               --------     --------        ---------       --------
Total assets................................   $241,169     $(36,625)       $ 329,476       $534,020
                                               ========     ========        =========       ========

                                LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................   $ 33,187     $ (5,280)(a)    $      --       $ 27,907
  Accrued liabilities.......................     20,904         (570)(a)          770(g)      20,719
                                                                                  177(g)
                                                                                 (562)(k)
  Current maturity of new credit facility...         --           --            1,250(f)       1,250
                                               --------     --------        ---------       --------
          Total current liabilities.........     54,091       (5,850)           1,635         49,876
Deferred income taxes.......................      4,996                        46,039(g)      51,035
Other liabilities...........................      6,058           --               --          6,058
New credit facility.........................         --      (28,332)(d)      123,750(f)      95,418
Senior subordinated notes...................         --           --          165,000(f)     165,000
Long-term debt..............................     75,000           --          (74,012)(f)        988
Total stockholders' equity..................    101,024       (1,918)(e)      164,807(l)     165,645
                                                                (525)(b)        7,941(m)
                                                                             (101,024)(g)
                                                                               (1,672)(h)
                                                                               (2,988)(i)
                                               --------     --------        ---------       --------
Total liabilities and stockholders'
  equity....................................   $241,169     $(36,625)       $ 329,476       $534,020
                                               ========     ========        =========       ========

                   NOTES TO UNAUDITED PRO FORMA BALANCE SHEET
                              AS OF MARCH 31, 2002
                                 (IN THOUSANDS)

     (a) These pro forma adjustments reflect Associated Materials Incorporated's sale of the AmerCable division and the resulting elimination of AmerCable's assets and liabilities. We completed the sale of AmerCable on June 24, 2002.

     (b) Accelerated amortization of deferred financing fees related to the new credit facility resulting from payment of a portion of the term loan, net of related tax benefit of $328 in connection with the sale of AmerCable.

     (c) Adjustment to reflect net book value of AmerCable in excess of fair value of net assets sold.

     (d) Payment of a portion of the term loan with the net proceeds from the sale of AmerCable.

     (e) Represents redemption of fully vested options held by certain members of AmerCable's management.

     (f) Represents the sources and uses of the transactions (as of March 31,
2002)

Sources:
  New credit facility.......................................   $125,000
  Notes offered hereby......................................    165,000
  Equity financing..........................................    171,964
                                                               --------
                                                                461,964
                                                               --------
Uses:
  Purchase of Associated Materials Incorporated's common
     stock and options......................................    360,778
  Debt tender offer  -- Notes...............................     74,012
                    -- Premium..............................      7,264
                    -- Accrued Interest since last
                     payment................................        562
  Transaction costs.........................................     23,721
                                                               --------
                                                                466,337
                                                               --------
Net cash used in transaction................................   $  4,373
                                                               ========

     (g) Represents the purchase price allocated to fair value of net assets acquired in connection with the transactions as follows:

Total cash consideration....................................   $353,621
Fair value of options granted to employees in exchange for
  fully vested options......................................      7,941
Fees in connection with the merger..........................      8,063
Severance in connection with closing corporate office.......        770
                                                               --------
Total purchase consideration................................    370,395
Less: historical net book value of assets acquired..........    101,024
                                                               --------
Purchase price in excess of historical net book value of
  assets acquired...........................................    269,371
Adjustments to reflect fair market value:
  Inventory.................................................     (1,800)
  Fixed Assets..............................................    (24,932)
  Write-off of deferred fees of 9 1/4% senior subordinated
     notes, net of $578 tax benefit.........................        923
  Reduction of pension asset................................      1,324
  Increase in pension liability.............................        177
  9 1/4% senior subordinated notes, net of $926 tax
     benefit................................................      1,479
  Deferred tax liability as a result of the merger..........     46,039
                                                               --------
Goodwill and other intangible assets as a result of the
  merger....................................................   $292,581
                                                               ========

     (h) Write-off of debt issuance cost in connection with unsecured interim credit facility, net of related tax benefit of $1,047.

     (i) Expense of tender offer premium in excess of market value of the existing 9 1/4% senior subordinated notes, net of related tax benefit of $1,871.

     (j) Represents financing fees in connection with the issuance of the 9 3/4% senior subordinated notes and the new credit facility.

     (k) Payment of accrued interest assuming tender of the existing 9 1/4% senior subordinated notes on March 31, 2002.

     (l) Cash equity contribution in connection with merger.

     (m) Fair value of vested employee stock options issued in exchange for fully vested employee stock options of Associated Materials Holdings Inc.

                       ASSOCIATED MATERIALS INCORPORATED

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                          QUARTER ENDED MARCH 31, 2002
                                 (IN THOUSANDS)

                                                            AMERCABLE      TRANSACTION
                                                            PRO FORMA       PRO FORMA
                                             HISTORICAL   ADJUSTMENTS(A)   ADJUSTMENTS      PRO FORMA
                                             ----------   --------------   -----------      ---------
Total net sales............................   $123,198       $(12,136)       $    --        $111,062
Cost of sales..............................     90,778        (10,407)          (267)(b)      80,104
                                              --------       --------        -------        --------
Gross profit...............................     32,420         (1,729)           267          30,958
Selling, general and administrative
  expenses.................................     31,219         (1,647)          (285)(b)      29,287
                                              --------       --------        -------        --------
Income from operations.....................      1,201            (82)           552           1,671
Interest expense, net......................      1,669             --          4,108(c)        5,777
                                              --------       --------        -------        --------
Loss before other non-operating expenses
  and income taxes.........................       (468)           (82)        (3,556)         (4,106)
Merger transaction costs...................      2,002             --         (2,002)(d)          --
                                              --------       --------        -------        --------
Loss before income taxes...................     (2,470)           (82)        (1,554)         (4,106)
Income tax benefit.........................       (951)           (32)          (598)(e)      (1,581)
                                              --------       --------        -------        --------
Net loss (f)...............................   $ (1,519)      $    (50)       $  (956)       $ (2,525)
                                              ========       ========        =======        ========
Ratio of earnings to fixed charges(g)......         --                                            --

              NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                          QUARTER ENDED MARCH 31, 2002
                                 (IN THOUSANDS)

     (a) These pro forma adjustments reflect Associated Materials Incorporated's sale of the AmerCable division and the resulting elimination of AmerCable's results of operations. We completed the sale of AmerCable on June 24, 2002.

     (b) Details of the pro forma adjustments to cost of sales and selling, general and administrative expenses reflect the following: (i) the elimination of compensation expense related to the corporate chief executive officer ("CEO") and the corporate chief financial officer ("CFO"), who were terminated upon consummation of the transactions, (ii) incremental depreciation and amortization of tangible and intangible assets recorded in conjunction with the acquisition,
(iii) the annual management services fee payable to Harvest Partners for services including those historically provided by the CEO and corporate CFO and
(iv) elimination of historical amortization of deferred financing costs.

                                                              FOR THE QUARTER ENDED
                                                                 MARCH 31, 2002
                                                              ---------------------
Cost of sales:
Net decrease in depreciation and amortization...............          $(267)
                                                                      =====
Selling, general and administrative expenses:
CEO and CFO compensation....................................          $(303)
Decrease in depreciation and amortization...................           (100)
Management services fee.....................................            187
Amortization of historical deferred financing costs.........            (69)
                                                                      -----
                                                                      $(285)
                                                                      =====

     The acquisition will be accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" and the resulting goodwill and other intangible assets will be accounted for under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." The estimated increase in fair value of property, plant and equipment is approximately $24.9 million, with estimated useful lives ranging between 5 and 25 years. In addition, we believe we have intangible assets related to patents and trademarks that will ultimately be assigned fair market values in the final purchase price allocation. Based on the preliminary purchase price allocation, the value assigned to patents is approximately $8.6 million with estimated useful lives of 10 years, and the value assigned to trademarks with indefinite lives is $86.5 million. The purchase price in excess of fair value of net assets acquired, including identifiable intangibles, will be recorded as goodwill. Based on the preliminary purchase price allocation, the value assigned to goodwill is approximately $198.6 million. The purchase price allocation and the lives assigned to the assets are preliminary and have been made solely for the purpose of developing the pro forma financial information. Accordingly, the allocation of the purchase price, the related assignment of asset lives, and resulting depreciation and amortization expense are based on preliminary estimates, which may differ from the final purchase price allocation and the final lives assigned to the assets. Any change in the fair value or lives assigned to amortizable or depreciable assets may impact future operating results.

     (c) The pro forma adjustments to interest expense reflect the following:

                                                              FOR THE QUARTER ENDED
                                                                 MARCH 31, 2002
                                                              ---------------------
Commitment fee on revolving credit facility.................         $    49
Term loan...................................................           1,320
9 3/4% Senior Subordinated Notes............................           4,022
Existing 9 1/4% Senior Subordinated Notes not tendered......              23
Amortization of debt issuance costs.........................             363
                                                                     -------
Pro forma interest expense..................................           5,777
Less: historical interest expense, net......................          (1,669)
                                                                     -------
Total adjustment............................................         $ 4,108
                                                                     =======

     Interest expense was calculated as follows: (i) commitment fee on unused portion of the revolving credit facility of 1/2%; (ii) a rate of 5 4/10% (average London Interbank Offered Rate ("LIBOR") for the quarter ended March 31, 2002 of 1 9/10% + 3 1/2%) on the new credit facility net of repayment using the proceeds from the AmerCable sale; (iii) one fourth of annual administration fee of $75,000 on the new credit facility; and (iv) an interest rate of 9 3/4% on the notes.

     The effect of a 1/8% increase or decrease in interest rates would increase or decrease total pro forma interest expense by $30,000 for the quarter ended March 31, 2002.

     (d) Represents the elimination of merger transaction costs incurred by Associated Materials Incorporated prior to the merger directly related to the transactions.

     (e) Represents the estimated tax effect of the pro forma adjustments at an effective rate of 38.5%.

     (f) The pro forma statement of operations does not include pro forma adjustments for the increase in cost of sales due to the adjustment of inventory to fair value recorded as part of the purchase price allocation, the write-off of debt issuance costs in connection with the unsecured interim credit facility, the accelerated amortization of the debt issuance costs related to the repayment of a portion of the new credit facility with the proceeds from the sale of AmerCable or the portion of the tender offer premium in excess of market value of the existing 9 1/4% senior subordinated notes. These costs represent non-recurring expenses which we anticipate will be recorded in the statement of operations in the twelve months subsequent to the date of the transactions.

     (g) The deficiency in the ratio of earnings to fixed charges is approximately $2.5 million on an historical basis and $4.1 million on a pro forma basis.

                       ASSOCIATED MATERIALS INCORPORATED

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2001
                                 (IN THOUSANDS)

                                                             AMERCABLE      TRANSACTION
                                                             PRO FORMA       PRO FORMA
                                              HISTORICAL   ADJUSTMENTS(A)   ADJUSTMENTS     PRO FORMA
                                              ----------   --------------   -----------     ---------
Total net sales.............................   $595,819       $(71,291)      $     --       $524,528
Cost of sales...............................    425,366        (57,464)          (504)(b)    367,398
                                               --------       --------       --------       --------
Gross profit................................    170,453        (13,827)           504        157,130
Selling, general and administrative
  expenses..................................    119,945         (7,174)        (1,070)(b)    111,701
                                               --------       --------       --------       --------
Income from operations......................     50,508         (6,653)         1,574         45,429
Interest expense, net.......................      6,795             --         18,005(c)      24,800
Write-down of investment in Amercord Inc....      2,393             --             --          2,393
                                               --------       --------       --------       --------
Income before income taxes..................     41,320         (6,653)       (16,431)        18,236
Income tax expense..........................     15,908         (2,561)        (6,326)(d)      7,021
                                               --------       --------       --------       --------
Net income(e)...............................   $ 25,412       $ (4,092)      $(10,105)      $ 11,215
                                               ========       ========       ========       ========
Ratio of earnings to fixed charges..........        4.1x                                         1.6x

              NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2001
                                 (IN THOUSANDS)

     (a) These pro forma adjustments reflect Associated Materials Incorporated's sale of the AmerCable division and the resulting elimination of AmerCable's results of operations. We completed the sale of AmerCable on June 24, 2002.

     (b) Details of the pro forma adjustments to cost of sales and selling, general and administrative expenses reflect the following: (i) the elimination of compensation expense related to the corporate chief executive officer ("CEO") and the corporate chief financial officer ("CFO"), who were terminated upon consummation of the transactions, (ii) incremental depreciation and amortization of tangible and intangible assets recorded in conjunction with the acquisition,
(iii) the annual management services fee payable to Harvest Partners for services including those historically provided by the CEO and corporate CFO,
(iv) increase in pension expense based on actuarial valuations and (v) elimination of historical amortization of deferred financing costs.

                                                               FOR THE YEAR ENDED
                                                               DECEMBER 31, 2001
                                                               ------------------
Cost of sales:
Net decrease in depreciation and amortization...............        $  (504)
                                                                    =======
Selling, general and administrative expenses:
CEO and CFO compensation....................................        $(1,473)
Decrease in depreciation and amortization...................           (282)
Management services fee.....................................            750
Increase in pension expense.................................            209
Amortization of historical deferred financing costs.........           (274)
                                                                    -------
                                                                    $(1,070)
                                                                    =======

     The acquisition will be accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" and the resulting goodwill and other intangible assets will be accounted for under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." The estimated increase in fair value of property, plant and equipment is approximately $24.9 million, with estimated useful lives ranging between 5 and 25 years. In addition, we believe we have intangible assets related to patents and trademarks that will ultimately be assigned fair market values in the final purchase price allocation. Based on the preliminary purchase price allocation, the value assigned to patents is approximately $8.6 million with estimated useful lives of 10 years, and the value assigned to trademarks with indefinite lives is $86.5 million. The purchase price in excess of fair value of net assets acquired, including identifiable intangibles, will be recorded as goodwill. Based on the preliminary purchase price allocation, the value assigned to goodwill is approximately $198.6 million. The purchase price allocation and the lives assigned to the assets are preliminary and have been made solely for the purpose of developing the pro forma financial information. Accordingly, the allocation of the purchase price, the related assignment of asset lives, and resulting depreciation and amortization expense are based on preliminary estimates, which may differ from the final purchase price allocation and the final lives assigned to the assets. Any change in the fair value or lives assigned to amortizable or depreciable assets may impact future operating results.

     (c) The pro forma adjustments to interest expense reflect the following:

                                                              FOR THE YEAR ENDED
                                                              DECEMBER 31, 2001
                                                              ------------------
Commitment fee on revolving credit facility.................       $   200
Term loan...................................................         6,967
9 3/4% Senior Subordinated Notes............................        16,088
Existing 9 1/4% Senior Subordinated Notes not tendered......            91
Amortization of debt issuance costs.........................         1,454
                                                                   -------
Pro forma interest expense..................................        24,800
Less: historical interest expense, net......................        (6,795)
                                                                   -------
Total adjustment............................................       $18,005
                                                                   =======

     Interest expense was calculated as follows: (i) commitment fee on unused portion of the revolving credit facility of 1/2%; (ii) a rate of 7 1/10% (average London Interbank Offered Rate ("LIBOR") for the year ended December 31, 2001 of 3 6/10% + 3 1/2%) on the new credit facility net of repayment using the proceeds from the AmerCable sale; (iii) administration fee of $75,000 on the new credit facility; and (iv) an interest rate of 9 3/4% on the notes.

     The effect of a 1/8% increase or decrease in interest rates would increase or decrease total pro forma interest expense by $0.1 million for the year ended December 31, 2001.

     (d) Represents the estimated tax effect of the pro forma adjustments at an effective rate of 38.5%.

     (e) The pro forma statement of operations does not include pro forma adjustments for the increase in cost of sales due to the adjustment of inventory to fair value recorded as part of the purchase price allocation, the write-off of debt issuance costs in connection with the unsecured interim credit facility, the accelerated amortization of the debt issuance costs related to the repayment of a portion of the new credit facility with the proceeds from the sale of AmerCable or the portion of the tender offer premium in excess of market value of the existing 9 1/4% senior subordinated notes. These costs represent non-recurring expenses which we anticipate will be recorded in the statement of operations in the twelve months subsequent to the date of the transactions.

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table sets forth our selected historical financial data for the first quarter of 2001 and the first quarter of 2002 and for each of the five years in the period ended December 31, 2001. The statement of operations data for each of the three years in the period ended December 31, 2001 and the balance sheet data as of December 31, 2000 and 2001 were derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the two years ended December 31, 1997 and 1998 and the balance sheet data as of December 31, 1997, 1998 and 1999 were derived from our audited financial statements that are not included in this prospectus.

     The selected financial data presented below for the quarter ended March 31, 2001 and 2002 have been derived from our unaudited interim financial information, which, in the opinion of our management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The operating results for the first quarter of 2002 are not necessarily indicative of the operating results for the full fiscal year. No separate financial information for Simon Acquisition Corp. has been provided in this prospectus because (1) Simon Acquisition Corp. was formed for the purposes of the transactions and did not conduct any operations and (2) Simon Acquisition Corp. had no material assets. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results.

                                                                                                      QUARTER ENDED
                                                          YEAR ENDED DECEMBER 31,                       MARCH 31,
                                            ----------------------------------------------------   -------------------
                                              1997       1998       1999       2000       2001       2001       2002
                                            --------   --------   --------   --------   --------   --------   --------
                                                                (IN THOUSANDS, EXCEPT FOR RATIOS)
INCOME STATEMENT DATA:
Net sales(1)..............................  $399,974   $410,111   $455,268   $499,393   $595,819   $108,611   $123,198
Cost of sales(1)..........................   285,798    285,822    317,596    353,994    425,366     81,414     90,778
                                            --------   --------   --------   --------   --------   --------   --------
Gross profit..............................   114,176    124,289    137,672    145,399    170,453     27,197     32,420
Selling, general and administrative
  expenses................................    81,142     88,727     96,028    107,255    119,945     28,127     31,219
Other income, net.........................        --      2,673         --         --         --         --         --
                                            --------   --------   --------   --------   --------   --------   --------
Income (loss) from operations.............    33,034     38,235     41,644     38,144     50,508       (930)     1,201
Interest expense..........................     9,795      7,565      6,779      6,046      6,795      1,579      1,669
Gain on the sale of UltraCraft............        --         --         --      8,012         --         --         --
Merger transaction costs..................        --         --         --         --         --         --      2,002
Equity in loss of Amercord Inc............       626      1,881      1,337         --         --         --         --
Write-down of Amercord Inc................        --      4,351         --         --      2,393      2,393         --
                                            --------   --------   --------   --------   --------   --------   --------
Income (loss) before income taxes.........    22,613     24,438     33,528     40,110     41,320     (4,902)    (2,470)
Income tax expense (benefit)..............     9,524     11,382     13,038     16,555     15,908     (1,887)      (951)
                                            --------   --------   --------   --------   --------   --------   --------
Income (loss) before extraordinary item...    13,089     13,056     20,490     23,555     25,412     (3,015)    (1,519)
Extraordinary item........................        --      4,107         --         --         --         --         --
                                            --------   --------   --------   --------   --------   --------   --------
Net income (loss).........................  $ 13,089   $  8,949   $ 20,490   $ 23,555   $ 25,412   $ (3,015)  $ (1,519)
                                            ========   ========   ========   ========   ========   ========   ========
OTHER DATA:
EBITDA(2).................................  $ 39,555   $ 45,452   $ 50,163   $ 47,694   $ 61,427   $  1,731   $  4,180
Capital expenditures......................     8,758     14,261     18,915     11,925     15,022      6,765      3,118
Cash provided by (used in) operating
  activities..............................    22,496     26,799     15,244     22,968     43,989    (10,127)   (12,001)
Cash used in investing activities.........    (7,941)   (14,712)   (17,619)    (5,538)    (9,861)    (1,726)    (3,110)
Cash provided by (used in) financing
  activities..............................   (15,004)       942     (9,157)    (4,983)   (21,138)    (1,980)      (245)
Ratio of earnings to fixed charges(3).....      2.6x       3.0x       3.9x       4.3x       4.1x         --         --

                                                             AS OF DECEMBER 31,                      AS OF MARCH 31,
                                            ----------------------------------------------------   -------------------
                                              1997       1998       1999       2000       2001       2001       2002
                                            --------   --------   --------   --------   --------   --------   --------
                                                                          (IN THOUSANDS)
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital...........................  $ 61,191   $ 79,225   $ 85,878   $102,064   $106,188   $ 95,334   $105,069
Total assets..............................   178,504    189,319    206,296    231,141    254,307    223,631    241,169
Total debt................................    80,914     78,600     75,000     75,000     75,000     75,000     75,000
Stockholders' equity......................    44,734     64,378     79,326     97,990    102,675     92,995    101,024

---------------

(1) Certain prior period amounts have been reclassified to conform with the current period presentation.

(2) EBITDA is calculated as income from operations plus depreciation and amortization. We have included information concerning EBITDA because we believe that EBITDA is used by certain investors as one measure of a company's historical ability to service its debt. EBITDA should not be considered as an alternative to, or more meaningful than, net income as an indicator of a company's operating performance or to cash flows as a measure of liquidity. EBITDA has not been prepared in accordance with generally accepted accounting principles. EBITDA, as presented for our company, may not be comparable to similarly titled measures reported by other companies.

(3) For purposes of computing the ratio of earnings to fixed charges, earnings are defined as income before income taxes, income or loss from discontinued operations and extraordinary gains or losses, plus fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs and the interest component of rent expense. The deficiency in the ratio of earnings to fixed charges is approximately $4.9 million and $2.5 million for the quarters ended March 31, 2001 and 2002, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the risks described in "Risk Factors" and elsewhere in this prospectus. You should read the following discussion with the sections of this prospectus titled "Unaudited Pro Forma Financial Information," "Selected Historical Financial Data" and our financial statements and related notes included elsewhere in this prospectus.

OVERVIEW

GENERAL

     Prior to the merger and the sale of AmerCable, we consisted of two operating divisions, Alside and AmerCable. In addition, we own an interest in Amercord Inc., which was accounted for using the equity method until November 1999 when it was recapitalized, reducing our interest in Amercord Inc. from 50% to 9.9%. Since the recapitalization, we have accounted for Amercord Inc. under the cost method.

     On March 16, 2002, Associated Materials Incorporated, Associated Materials Holdings Inc. and its wholly owned subsidiary, Simon Acquisition Corp. entered into a merger agreement pursuant to which, among other things, each stockholder of Associated Materials Incorporated received $50.00 in cash for each share of Associated Materials Incorporated stock. The equity tender offer expired on April 18, 2002. Over 90% of the outstanding shares of common stock of Associated Materials Incorporated were tendered and Simon Acquisition Corp. merged into Associated Materials Incorporated on April 19, 2002. Associated Materials Incorporated is now a wholly owned subsidiary of Associated Materials Holdings Inc., which is controlled by affiliates of Harvest Partners, Inc. Subsequent to the merger, our business and operations continued as they were being conducted prior to the merger.

     On June 24, 2002, we completed the sale of our AmerCable division to AmerCable Incorporated, a newly-formed entity controlled by members of AmerCable management and Wingate Partners III, L.P., for net proceeds of approximately $28.3 million in cash and the assumption of certain liabilities pursuant to an asset purchase agreement dated as of the same date. We used the net proceeds to repay a portion of our new credit facility in accordance with certain terms thereof. AmerCable is a leading manufacturer of specialty electrical cable products primarily used in the mining, marine and offshore drilling industries. In 2001, AmerCable accounted for approximately 12% of our total net sales.

     Our results of operations are primarily affected by the operating results of Alside, which accounted for more than 87% of our net sales in each of the last three years. Because our residential building products are consumer durable goods, our sales are impacted by a number of factors, including the availability of consumer credit, consumer interest rates, employment trends, changes in levels of consumer confidence, national and regional trends in new housing starts and general economic conditions. Our sales are also affected by changes in consumer preferences with respect to types of building products. Our products are used in the repair and remodeling, as well as the new construction, sectors of the building industry. We believe that approximately two thirds of Alside's sales were made to the repair and remodeling sector in 2001, 2000 and 1999.

     We believe that vinyl building products continue to gain market share from metal and wood products due to vinyl's favorable attributes, which include its durability, lower maintenance cost and lower cost compared to wood and metal. Although we cannot give any assurances, we further believe that these increases in market share, together with our increased marketing efforts, will increase our sales of vinyl siding, vinyl windows and other complementary building products.

     We operate with significant operating and financial leverage, which increased substantially following the completion of the transactions contemplated by the merger agreement. Significant portions of our selling, general and administrative expenses are fixed costs that neither increase nor decrease proportionately with sales. As a result, a percentage change in our net sales will have a greater percentage effect on our income from operations. In addition, interest expense related to our long-term debt is fixed.

SEGMENT DATA

     Alside accounted for more than 87% of our net sales and income from operations in each of the last three years. In 2001, Alside accounted for approximately 88% of our income from operations exclusive of corporate selling, general and administrative expenses. Management believes that a discussion of our results and financial position for these periods is enhanced by presenting segment information for Alside and AmerCable. The tables below set forth for the periods indicated certain items from our financial statements:

                                                             YEAR ENDED DECEMBER 31
                                       ------------------------------------------------------------------
                                               2001                   2000                   1999
                                       --------------------   --------------------   --------------------
                                                    % OF                   % OF                   % OF
                                                  TOTAL NET              TOTAL NET              TOTAL NET
                                        AMOUNT      SALES      AMOUNT      SALES      AMOUNT      SALES
                                       --------   ---------   --------   ---------   --------   ---------
                                                                 (IN THOUSANDS)
CONSOLIDATED:
Net sales(1).........................  $595,819     100.0%    $499,393     100.0%    $455,268     100.0%
Gross profit.........................   170,453      28.6      145,399      29.1      137,672      30.2
Selling, general and administrative
 expenses(2).........................   119,945      20.1      107,255      21.5       96,028      21.1
                                       --------     -----     --------     -----     --------     -----
Income (loss) from operations........    50,508       8.5       38,144       7.6       41,644       9.1
Interest expense.....................     6,795       1.1        6,046       1.2        6,779       1.5
Gain on the sale of UltraCraft.......        --        --        8,012       1.6           --        --
Equity in loss of Amercord Inc.......        --        --           --        --        1,337       0.3
Write-down of Amercord Inc...........     2,393       0.4           --        --           --        --
Merger transaction costs.............        --        --           --        --           --        --
                                       --------     -----     --------     -----     --------     -----
Income (loss) before income taxes....    41,320       7.0       40,110       8.0       33,528       7.3
Income tax expense (benefit).........    15,908       2.7       16,555       3.3       13,038       2.8
                                       --------     -----     --------     -----     --------     -----
Net income (loss)....................  $ 25,412       4.3%    $ 23,555       4.7%    $ 20,490       4.5%
                                       ========     =====     ========     =====     ========     =====

                                                 QUARTER ENDED MARCH 31,
                                       -------------------------------------------
                                               2002                   2001
                                       --------------------   --------------------
                                                    % OF                   % OF
                                                  TOTAL NET              TOTAL NET
                                        AMOUNT      SALES      AMOUNT      SALES
                                       --------   ---------   --------   ---------
                                                     (IN THOUSANDS)
CONSOLIDATED:
Net sales(1).........................  $123,198    100.0%      108,611    100.0%
Gross profit.........................    32,420      26.3       27,197      25.0
Selling, general and administrative
 expenses(2).........................    31,219      25.3       28,127      25.9
                                       --------     -----     --------     -----
Income (loss) from operations........     1,201       1.0         (930)     (0.9)
Interest expense.....................     1,669       1.4        1,579       1.5
Gain on the sale of UltraCraft.......        --        --           --        --
Equity in loss of Amercord Inc.......        --        --           --        --
Write-down of Amercord Inc...........        --        --        2,393       2.2
Merger transaction costs.............     2,002       1.6           --        --
                                       --------     -----     --------     -----
Income (loss) before income taxes....    (2,470)     (2.0)      (4,902)     (4.5)
Income tax expense (benefit).........      (951)     (0.8)      (1,887)     (1.7)
                                       --------     -----     --------     -----
Net income (loss)....................  $ (1,519)     (1.2)%   $ (3,015)     (2.8)%
                                       ========     =====     ========     =====

                                                             YEAR ENDED DECEMBER 31
                                       ------------------------------------------------------------------
                                               2001                   2000                   1999
                                       --------------------   --------------------   --------------------
                                                    % OF                   % OF                   % OF
                                                  TOTAL NET              TOTAL NET              TOTAL NET
                                        AMOUNT      SALES      AMOUNT      SALES      AMOUNT      SALES
                                       --------   ---------   --------   ---------   --------   ---------
                                                                 (IN THOUSANDS)
ALSIDE:
Net sales(1).........................  $524,528     100.0%    $434,845     100.0%    $410,107     100.0%
Gross profit.........................   156,626      29.8      131,704      30.3      129,996      31.7
Selling, general and administrative
 expenses............................   107,737      20.5       95,404      22.0       87,588      21.4
                                       --------     -----     --------     -----     --------     -----
Income (loss) from operations........  $ 48,889       9.3%    $ 36,300       8.3%    $ 42,408      10.3%
                                       ========     =====     ========     =====     ========     =====
Total Assets.........................  $189,142               $165,990               $167,024
AMERCABLE:
Net sales(1).........................  $ 71,291     100.0%    $ 64,548     100.0%    $ 45,161     100.0%
Gross profit.........................    13,827      19.4       13,695      21.2        7,676      17.0
Selling, general and administrative
 expenses............................     7,174      10.1        7,880      12.2        4,801      10.6
                                       --------     -----     --------     -----     --------     -----
Income from operations...............  $  6,653       9.3%    $  5,815       9.0%    $  2,875       6.4%
                                       ========     =====     ========     =====     ========     =====
Total Assets.........................  $ 34,054               $ 34,255               $ 26,673

                                                 QUARTER ENDED MARCH 31,
                                       -------------------------------------------
                                               2002                   2001
                                       --------------------   --------------------
                                                    % OF                   % OF
                                                  TOTAL NET              TOTAL NET
                                        AMOUNT      SALES      AMOUNT      SALES
                                       --------   ---------   --------   ---------
                                                     (IN THOUSANDS)
ALSIDE:
Net sales(1).........................  $111,062     100.0%    $ 89,939    100.0%
Gross profit.........................    30,691      27.6       23,718      26.4
Selling, general and administrative
 expenses............................    28,508      25.7       24,875      27.7
                                       --------     -----     --------     -----
Income (loss) from operations........  $  2,183       2.0%    $ (1,157)     (1.3)%
                                       ========     =====     ========     =====
Total Assets.........................  $188,759               $176,413
AMERCABLE:
Net sales(1).........................  $ 12,136    100.0%     $ 18,672    100.0%
Gross profit.........................     1,729      14.2        3,479      18.7
Selling, general and administrative
 expenses............................     1,647      13.6        1,876      10.1
                                       --------     -----     --------     -----
Income from operations...............  $     82       0.7%    $  1,603       8.6%
                                       ========     =====     ========     =====
Total Assets.........................  $ 36,283               $ 40,128

---------------

(1) Certain prior period amounts have been reclassified to conform with the current period presentation.

(2) Consolidated selling, general and administrative expenses include corporate expenses of $5.0 million, $4.0 million and $3.6 million for the years 2001, 2000 and 1999, respectively, and $1.1 million and $1.4 million for the quarters ended March 31, 2002 and 2001, respectively.

RESULTS OF OPERATIONS

QUARTER ENDED MARCH 31, 2002 COMPARED TO THE QUARTER ENDED MARCH 31, 2001

     Our net sales increased 13.4% to $123.2 million for the quarter ended March 31, 2002 compared to $108.6 million for the same period in 2001 as higher sales at our Alside division were partially offset by lower sales at our AmerCable division. Income from operations increased to $1.2 million for the first quarter of 2002 compared to an operating loss of $930,000 for the same period in 2001 as higher operating profits at Alside were offset by lower operating profits at AmerCable. Our net loss was $1.5 million or $0.22 per share in 2002 compared to a net loss of $3.0 million or $0.39 per share in 2001. The 2002 results include $2.0 million in transaction costs associated with our strategic review process and our merger with Simon Acquisition Corp. The 2001 results include the write-off of our Amercord investment. Exclusive of these items, our first quarter net loss was $0.04 per share and $0.20 per share for 2002 and 2001, respectively.

     Our results of operations are primarily affected by our Alside division, which accounted for more than 87% of our annual net sales in each of the last three years. Because most of Alside's building products are intended for exterior use, Alside's sales and operating profits tend to be lower during periods of inclement weather. Weather conditions in the first quarter of each calendar year historically result in that quarter producing significantly less sales revenue and profits than in any other period of the year.

Alside

     Alside's net sales increased $21.1 million or 23.5% to $111.1 million for the first quarter of 2002 compared to $89.9 million for the same period in 2001 due to higher sales of vinyl windows and vinyl siding. Unit sales of vinyl siding and vinyl windows increased 16.0% and 71.7%, respectively, for the first quarter of 2002 compared to the same period in 2001. Gross profit increased 29.4% to $30.7 million in 2002 compared to $23.7 million in 2001 due to the increased sales volume and significant improvements at Alside's Northwest window fabrication facility which was profitable in the first quarter of 2002 but incurred losses during the first quarter of 2001. Selling, general and administrative expense increased 14.6% to $28.5 million due to higher personnel costs in supply centers, higher incentive compensation due to increased sales, and additional marketing expense to support sales growth. Selling, general and administrative expense as a percent of sales was 25.7% for the first quarter of 2002 compared to 27.7% for the same period of 2001. Income from operations was $2.2 million for the first quarter of 2002 compared to an operating loss of $1.2 million for the same period in 2001 as increased gross profits were partially offset by higher selling, general and administrative expense.

AmerCable

     Net sales at AmerCable decreased 35.0% to $12.1 million for the first quarter of 2002 compared to $18.7 million for the same period in 2001 due primarily to lower industrial cable sales to the telecommunications industry. Selling, general and administrative expense decreased 12.2% to $1.6 million for the first quarter of 2002 compared to $1.9 million for the 2001 period due to lower compensation costs. Income from operations decreased to $82,000 in the first quarter of 2002 compared to $1.6 million for the 2001 period as lower gross profits due to decreased sales were slightly offset by lower selling, general and administrative expense.

Other

     Net interest expense increased 5.7% to $1.7 million for the first quarter of 2002 compared to $1.6 million for the same period in 2001 due to lower investment income resulting from the decline in interest rates during the first quarter of 2002 compared to 2001. We recorded interest income of $87,000 for the first quarter of 2002 compared to $176,000 for the same period in 2001. In connection with the merger, we incurred one-time merger related costs, including legal, accounting and investment banking fees of approximately $2.0 million during the first quarter of 2002. These costs have been classified in merger transaction costs in the statement of operations included elsewhere in this prospectus.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO THE YEAR ENDED DECEMBER 31, 2000

General

     Our net sales increased $96.4 million or 19.3% to a record high of $595.8 million for the year ended 2001 as compared to the 2000 period due primarily to strong sales at our Alside division. Income from operations increased $12.4 million or 32.4% to $50.5 million for the 2001 period compared to $38.1 million for the 2000 period due primarily to higher operating profits at Alside. Net income increased 7.9% to $25.4 million or $3.46 per share in 2001 compared to $23.6 million or $2.85 per share in 2000. The 2001 results include the $2.4 million write-down of our Amercord Inc. investment while the 2000 period results included the $8.0 million pre-tax gain on the sale of our UltraCraft cabinet operations and an additional $1.1 million in income tax expense recorded due to an adjustment to a deferred tax asset. Excluding these items, our net income and earnings per share were $26.9 million or $3.67 per share in 2001 and $19.7 million or $2.39 per share in 2000. In April 2001, we repurchased 1.0 million shares of our outstanding Class B common stock. Our weighted average shares outstanding were 7.3 million in 2001 and 8.3 million in 2000. Exclusive of the repurchase of the shares of Class B common stock, our weighted average shares outstanding and earnings per share for 2001 were 8.0 million and $3.20, respectively.

Alside

     Alside's net sales increased 20.6% to $524.5 million in 2001 compared to $434.8 million in the 2000 period due to higher sales volume of vinyl windows, vinyl siding and complementary building products, such as roofing, foam insulation, tools and other materials manufactured by third parties and sold through Alside's supply centers. Unit sales of vinyl windows increased 48.1% for the 2001 period compared to the 2000 period, exclusive of the operations of Alpine, which were acquired in October 2000. Vinyl window unit sales increased 83.5% including the Alpine operations. Unit sales of vinyl siding increased 11.1% for the 2001 period while we believe that the vinyl siding industry as a whole decreased slightly. Gross profit increased 18.9% to $156.6 million for the 2001 period compared to $131.7 million for the same period in 2000, but decreased as a percentage of sales to 29.8% in 2001 from 30.3% in 2000 due to changes in product mix to lower margin vinyl windows. Gross profit margins on vinyl siding and windows each increased over 2000 due to lower raw material costs and improved manufacturing efficiencies. Selling, general and administrative expense increased to $107.7 million in 2001 compared to $95.4 million in 2000, but decreased as a percentage of sales. The increase was due to higher personnel costs and higher supply center expenditures. The increase in personnel costs was due to normal salary increases, an increase in the number of salaried personnel due to the Alpine acquisition in 2000, higher incentive compensation due to increased profitability at Alside and higher severance expense. Supply center costs increased due to higher personnel costs due to an increase in number of supply center personnel, higher incentive compensation and increased lease expense due to the opening of additional locations and increased lease expense at existing locations. Income from operations increased 34.7% to $48.9 million as higher gross profits were partially offset by higher selling, general and administrative expense.

AmerCable

     Net sales increased 10.4% to $71.3 million for the 2001 period compared to $64.5 million for the same period in 2000 due to higher sales of marine and mining cable products which were partially offset by lower sales of industrial cable products, including telecommunications cable products. Gross profit increased to $13.8 million in 2001 compared to $13.7 million in 2000 but decreased as a percentage of sales due to higher labor and overhead costs and unfavorable fixed cost absorption. Selling, general and administrative expense was $7.2 million for the period ended 2001 compared to $7.9 million for the same period in 2000 as lower bad debt expense was partially offset by higher personnel costs. In 2000, AmerCable recorded $1.4 million in additional bad debt expense as the result of a customer bankruptcy. Income from operations increased 14.4% to $6.7 million in 2001 compared to $5.8 million for the same period in 2000 due to slightly higher gross profit and lower selling, general and administrative expense due to the additional $1.4 million in bad debt expense recorded in 2000.

Other

     Net interest expense increased $749,000 or 12.4% in 2001 compared to 2000 due primarily to a decrease in our investment income. Our average investment balance decreased during 2001 as compared to 2000 due to our repurchase of 1.0 million shares of our Class B common stock at an aggregate cost of $19.5 million in April 2001. The overall decrease in interest rates during 2001 also contributed to lower investment income. We recorded interest income of $377,000 in 2001 as compared to $1.1 million in 2000. Corporate selling, general and administrative expense increased to $5.0 million for 2001 compared to $4.0 million for the 2000 period due to the cost associated with obtaining a fairness opinion in connection with the repurchase of our Class B common stock and additional compensation expense recorded due to a modification of certain outstanding stock options.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO THE YEAR ENDED DECEMBER 31, 1999

General

     Our net sales increased 9.7% to $499.4 million in 2000 as compared to $455.3 million in 1999 due to higher sales at our Alside and AmerCable divisions. Income from operations decreased 8.4% to $38.1 million in 2000 as compared to $41.6 million in 1999 as higher operating profits from our AmerCable division were offset by lower operating profits at Alside. Net income increased to $23.6 million in 2000 as compared to $20.5 million in 1999. The increase in net income was due to the sale of our UltraCraft cabinet operations in June 2000, which resulted in a pre-tax gain of $8.0 million.

Alside

     Net sales at Alside increased to $434.8 million in 2000 as compared to $410.1 million in 1999 due to higher sales prices in vinyl siding and higher sales volume in vinyl windows and vinyl fencing. Vinyl siding sales increased in 2000 as compared to 1999 as higher sales prices which were implemented to offset higher vinyl resin costs were partially offset by a slight decrease in siding unit volume. Vinyl window sales increased 9.7% in 2000 due primarily to a 6.5% increase in unit sales volume while sales of vinyl fencing, decking and railing increased 28.5% due to higher sales volume. Gross profit increased to $131.7 million in 2000 but decreased as a percentage of sales as Alside was unable to recover any incremental margin on the selling price increases that resulted due to higher vinyl resin prices. Selling, general and administrative expense increased to $95.4 million in 2000 as compared to $87.6 million in 1999 due to the opening of eight additional supply centers as well as higher personnel costs and higher legal expense. Income from operations decreased to $36.3 million in 2000 from $42.4 million in 1999 as higher gross profits were more than offset by higher selling, general and administrative expense.

AmerCable

     AmerCable's net sales increased 42.9% to $64.5 million in 2000 as compared to $45.2 million in 1999 due to higher volume across all product lines. Sales increased by 86% in the industrial segment as sales of power cable to the telecommunications industry were very strong. Gross profit increased to $13.7 million in 2000 up from $7.7 million in 1999 due to higher sales and improved fixed cost absorption. Gross profit as a percentage of sales increased to 21.2% as compared to 17.0% in 1999. Selling, general and administrative expense increased to $7.9 million in 2000 as compared to $4.8 million in 1999. The increase was due to a $1.4 million increase in bad debt expense as well as higher personnel costs and higher incentive compensation. Bad debt expense increased by $1.4 million in 2000 as a result of a large customer that filed for bankruptcy. Income from operations increased to $5.8 million in 2000 as compared to $2.9 million in 1999 due to higher gross profits, which were offset in part by higher selling, general and administrative expense.

Other

     Net interest expense decreased $733,000 or 10.8% in 2000 as compared to 1999 primarily due to an increase in our investment income. We recorded interest income of $1.1 million in 2000 as compared to

$329,000 in 1999. We recorded $1.1 million in additional income tax expense due to an adjustment to a 1986 deferred tax asset recorded pursuant to the spin-off of the tire cord division into Amercord Inc. This adjustment increased the effective tax rate from 38.5% to 41.3%.

Amercord Inc.

     In November 1999, Amercord Inc. was recapitalized, and in that transaction our interest in Amercord Inc. was reduced from 50% to 9.9%. As a result of the recapitalization, we received $1.2 million in cash (net of related expenses) and a subordinated note for $1.5 million due November 2004. We have the right to require Amercord Inc. to purchase our remaining 9.9% interest for $2.0 million in November 2003. For the reasons described in the following paragraph, we do not presently expect Amercord Inc. will have the financial ability to meet these obligations.

     Amercord Inc.'s operating results and financial position deteriorated during the first quarter 2001. We believed we would not recover our investment in Amercord Inc. and wrote off our $2.4 million investment in Amercord Inc. during the first quarter of 2001. Amercord Inc. ceased operations during the second quarter of 2001.

QUARTERLY FINANCIAL DATA

GENERAL

     Because most of Alside's building products are intended for exterior use, our sales and operating profits tend to be lower during periods of inclement weather. Weather conditions in the first quarter of each calendar year historically result in that quarter producing significantly less sales revenue than in any other period of the year. As a result, we have historically had small profits or losses in the first quarter, and reduced profits in the fourth quarter of each calendar year due to the significant impact of Alside on our performance.

     Our quarterly sales and operating profit data for the three months ended March 31, 2002 and quarterly results for years 2001 and 2000 are shown in the table below:

                                                          THREE MONTHS ENDED
                                           ------------------------------------------------
                                           MARCH 31   JUNE 30    SEPTEMBER 30   DECEMBER 31
                                           --------   --------   ------------   -----------
                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
2002
Net sales -- Alside......................  $111,062
Net sales -- AmerCable...................    12,136
                                           --------
Total net sales..........................   123,198
Gross profit.............................    32,420
Income from operations...................     1,201
Net loss.................................    (1,519)
Basic and fully diluted loss per common
  share..................................     (0.22)

                                                          THREE MONTHS ENDED
                                           ------------------------------------------------
                                           MARCH 31   JUNE 30    SEPTEMBER 30   DECEMBER 31
                                           --------   --------   ------------   -----------
                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
2001
Net sales -- Alside......................  $ 89,939   $139,206     $150,942      $144,441
Net sales -- AmerCable...................    18,672     19,539       17,722        15,358
                                           --------   --------     --------      --------
Total net sales..........................   108,611    158,745      168,664       159,799
Gross profit.............................    27,197     47,266       49,592        46,398
Income (loss) from operations............      (930)    16,994       19,142        15,302
Net income (loss)........................    (3,015)     9,311       10,714         8,402
Basic earnings (loss) per common share...     (0.39)      1.34         1.59          1.25
Diluted earnings (loss) per common
  share..................................     (0.39)      1.28         1.52          1.18

2000
Net sales -- Alside......................  $ 87,141   $119,135     $118,715      $109,854
Net sales -- AmerCable...................    16,278     15,246       16,096        16,928
                                           --------   --------     --------      --------
Total net sales..........................   103,419    134,381      134,811       126,782
Gross profit.............................    28,593     39,733       40,277        36,796
Income from operations...................     4,310     12,715       13,155         7,964
Net income...............................     1,591     11,894        5,967         4,103
Basic earnings per common share..........      0.20       1.48         0.74          0.52
Diluted earnings per common share........      0.19       1.43         0.71          0.50

LIQUIDITY AND CAPITAL RESOURCES

HISTORICAL

     At March 31, 2002 the Company had cash and cash equivalents of $13.5 million and available borrowing capacity of approximately $48.1 million under our existing credit facility. Outstanding letters of credit as of March 31, 2002, totaled $1.9 million securing various insurance letters of credit.

     Net cash used by operations was $12.0 million in the quarter ended March 31, 2002 compared with $10.1 million in the same period in 2001. The increase in cash used by operations for the 2002 period was due primarily to increased inventory at Alside due to seasonal requirements and at AmerCable due to lower than anticipated sales volume.

     Net cash provided by operating activities was $44.0 million, $23.0 million and $15.2 million in 2001, 2000 and 1999, respectively. Cash flows from operations increased $21.0 million in 2001 compared to 2000 due to higher operating profits and higher accounts payable and accrued liabilities which were partially offset by higher accounts receivable. The increase in accounts payable was due to higher fourth quarter sales and the timing of vendor payments while the increase in accrued liabilities was due to higher commission and profit sharing accruals in our Alside division. Sales for the fourth quarter of 2001 were 26% higher than the same period in 2000 resulting in an increase in accounts receivable for 2001 compared to the 2000 period. Inventory levels have not increased proportionately with sales due to improved inventory management and the significant increase in vinyl window sales, which have relatively small amounts of finished goods inventory due to the fact that our window products are custom fabricated to the customer's specifications. Cash flows from operations increased in 2000 as compared to 1999 due primarily to lower working capital requirements.

     In May 1999, we amended our existing $50 million bank credit facility to extend the term of the facility through May 2002. Available borrowings under this credit agreement are limited to the lesser of the total facility less unused letters of credit or availability based on percentages of eligible accounts receivable and inventories. The credit agreement is secured by substantially all of our assets other than our owned real property, equipment and our interest in Amercord Inc. At December 31, 2001, $1.9 million of this facility had been used to secure various insurance letters of credit. At December 31, 2001, we had an available borrowing capacity under the credit agreement of approximately $48.1 million.

     Capital expenditures totaled $3.1 million for the quarter ended March 31, 2002, compared with $6.8 million during the same period in 2001. Alside's expenditures in the 2002 period were primarily for the production of new casement window tooling and related production line expenditures. AmerCable's expenditures were incurred primarily to increase line capacity.

     Capital expenditures totaled $15.0 million, $11.9 million and $18.9 million in 2001, 2000 and 1999, respectively. Alside's 2001 expenditures were used primarily to increase window and fencing capacity and for the new ERP system, which will be implemented over the next two years at a total cost of approximately $12.0 million. Capital expenditures associated with the ERP implementation totaled $3.1 million in 2001 and 2000. Expenditures at AmerCable were used to expand manufacturing capacity. Capital expenditures in 2000 were used primarily to increase extrusion capacity for window profiles, fencing and siding products, improve window efficiency and upgrade window information systems at Alside and increase capacity and processing efficiency at AmerCable. Expenditures in 1999 were primarily used to complete the new vinyl siding manufacturing facility in Freeport, Texas, expand extrusion capacity for window profiles and vinyl fencing, expand capacity and increase manufacturing efficiency for semi-custom cabinets and increase production flexibility and capacity at AmerCable. Capital expenditures for the new vinyl siding manufacturing plant were $9.8 million in 1999. We have historically funded these capital expenditure requirements out of cash generated from operating activities or borrowings under our bank credit facility.

     We believe that capital expenditures ranging from $8.0 million to $10.0 million represent a base level of spending needed to maintain our manufacturing facilities as well as provide for modest increases in capacity and further automation. 2002 estimated capital expenditures are $13.3 million of which $10.3 million are budgeted for Alside. Alside's 2002 budget includes expenditures to replace existing window tooling to facilitate the manufacture of new products, increase window and siding capacity to meet anticipated sales growth, expand our existing supply center network and approximately $400,000 for the ERP system implementation. Approximately $3.0 million of the 2002 capital budget has been allocated to AmerCable, primarily to add extrusion capacity.

     We have commitments for future minimum lease payments under noncancelable operating leases, principally for manufacturing and distribution facilities and certain equipment. The minimum commitments under these leases for 2002, 2003, 2004, 2005, 2006 and thereafter are $14.0 million, $11.6 million, $8.9 million, $6.2 million, $3.4 million and $5.4 million, respectively.

     In connection with the recapitalization of Amercord Inc. in November 1999, we guaranteed a $3.0 million note secured by Amercord Inc.'s real property. Amercord Inc. ceased operations in the second quarter of 2001. As of the date of this prospectus, the lender has not requested us to make payment under the guaranty. Should the guaranty be exercised by Amercord Inc.'s lender, we and Ivaco Inc., another stockholder of Amercord Inc., have the option to assume the loan. Ivaco Inc. has indemnified us for 50% of any loss under the guaranty up to $1.5 million. Based on a third party appraisal of Amercord Inc.'s real property, we believe that we are adequately secured under our guaranty of the $3.0 million Amercord Inc. note such that no loss is anticipated with respect to this guaranty.

     Effective October 1, 1998, we established an Employee Stock Purchase Plan, or "ESPP". Employees participating in the ESPP can purchase shares of our common stock at a 15% discount to fair market value through payroll deductions of up to 25% of their eligible compensation. We initially registered 250,000 shares of common stock with the Commission for issuance pursuant to the ESPP and registered an additional 250,000 shares during 2001. During 2001, 2000 and 1999, we issued 60,679, 65,873 and 80,919 shares of common stock pursuant to the ESPP, resulting in net proceeds of approximately $875,000, $848,000 and $851,000, respectively. Our Board of Directors approved the suspension of the ESPP effective December 31, 2001.

     On October 27, 1998 our Board of Directors approved a program to repurchase up to 800,000 shares of common stock in open market transactions depending on market, economic and other factors. On November 28, 2000 our Board of Directors authorized the repurchase of an additional 800,000 shares under the program for a total of 1.6 million shares. At December 31, 2001, we had repurchased 1.0 million shares of common stock under this program at a cost of $13.9 million. The Class B common stock repurchase described below was not part of this stock repurchase program.

     On April 29, 2001, we repurchased 1,000,000 shares of our Class B common stock from The Prudential Insurance Company of America, or Prudential, and its wholly owned subsidiary, PCG Finance Company II, LLC, or "PCG", at $19.50 per share, or $19.5 million in the aggregate, which has been reflected primarily as a reduction to retained earnings. The share purchase was financed through available cash and borrowings under our existing credit facility. Following the purchase, Prudential and PCG converted the remaining 550,000 shares of Class B common stock held by these entities into 550,000 shares of common stock pursuant to the terms of our certificate of incorporation. We have retired all 1,550,000 previously authorized shares of Class B common stock.

LIQUIDITY AND CAPITAL RESOURCES AFTER THE MERGER

     The merger and related refinancing transactions required total cash of approximately $466.8 million, which was used to purchase our common stock in the equity tender offer, to consummate our debt tender offer for our then existing
9 1/4% notes and to pay fees and expenses related to the transactions. The transactions were financed through an equity contribution of approximately $172 million by Associated Materials Holdings Inc. (who received cash from the equity investors and $7.2 million of rollover equity from certain members of management), cash on hand of approximately $4.8 million, new term loan of $125 million from the new credit facility and proceeds from the offering of the outstanding notes. The equity tender offer closed on April 19, 2002, prior to the closing of the offering of the outstanding notes on April 23, 2002. We borrowed under a $215 million unsecured interim credit facility to complete the equity tender offer. The proceeds from the offering of the outstanding notes along with proceeds from the term loan under the new credit facility were used to repay such interim credit facility. On June 24, 2002, we completed the sale of our AmerCable division to AmerCable Incorporated, a newly-formed entity controlled by members of AmerCable management and Wingate Partners III, L.P., for net proceeds of approximately $28.3 million in cash and the assumption of certain liabilities pursuant to an asset purchase agreement dated as of the same date. We used the net proceeds to repay a portion of our new credit facility in accordance with certain terms thereof.

     We believe that available cash and cash flow from operations, together with borrowings under the new credit facility, will be sufficient to cover our working capital, capital expenditures and debt service needs for the foreseeable future. Our ability to make scheduled payments of principal or interest on, or to refinance, our indebtedness, or to fund planned capital expenditures, will depend on our future performance, which is subject to general economic conditions, competition in the building product environment and other factors. We may not generate sufficient cash flow from operations, realize anticipated revenue growth and operating improvements or obtain future capital in a sufficient amount or on acceptable terms, to enable us to service our indebtedness or to fund our other liquidity needs.

     The new credit facility and the indenture governing the notes will contain restrictive covenants that, among other things, limit our ability to incur additional indebtedness, make loans or advances to subsidiaries and other entities, invest in capital expenditures, sell our assets or declare dividends. In addition, under the new credit facility we will be required to achieve certain financial ratios relating to leverage, interest expense coverage and fixed charge coverage.

EFFECTS OF INFLATION

     We believe that the effects of inflation have not been material to our operating results for each of the three past years.

FINANCIAL ACCOUNTING STANDARDS

     In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" which has eliminated the pooling of interests method for mergers and acquisitions. The purchase method of accounting is required for all business combinations initiated after June 30, 2001. SFAS No. 141 supersedes APB Opinion No. 16, "Business Combinations" and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." As discussed in the "Unaudited Pro Forma Financial Information" section of this prospectus, the merger will be accounted for under the purchase method of accounting proscribed under this Statement.

     In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets" which addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized but instead be reviewed annually for impairment using a fair-value based approach. Intangible assets that have a finite life will continue to be amortized over their respective estimated useful lives. The Statement is effective for fiscal years beginning after December 15, 2001. As discussed in the "Unaudited Pro Forma Financial Information" section of this prospectus, the merger will result in a purchase price allocation to tangible and intangible assets with both finite and indefinite lives. We will then be subject to testing for impairment on an annual basis those intangible assets with indefinite lives.

     In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations" which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs and establishes consistent accounting treatment for these items. This Statement is effective for fiscal years beginning after June 15, 2002. We believe the adoption of this Statement will not have a material effect on our financial position, results of operations or cash flows.

     In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the financial reporting and accounting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of a business (as previously defined in that Opinion). This Statement also amends ARB No. 51, "Consolidated Financial Statements" to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. This Statement is effective for fiscal years beginning after December 15, 2001. We intend to account for the sale of our AmerCable division under the provisions of this Statement and as such AmerCable's results will be presented as "Discontinued Operations" subsequent to the merger.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

GENERAL

     Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates, including those related to customer programs and incentives, bad debts, inventories, income taxes and pensions and benefits. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

REVENUE RECOGNITION

     Revenues are recorded net of estimated customer programs and incentive offerings including special pricing agreements, promotions and other volume-based incentives. Revisions to these estimates are charged to income in the period in which the facts that give rise to the revision become known.

BAD DEBT

     We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is based on review of the overall condition of accounts receivable balances and review of significant past due accounts. If the financial condition of our customers were to deteriorate, resulting in an impairment of our ability to make payments, additional allowances may be required.

INVENTORY

     We value our inventories at the lower of cost (first-in, first-out) or market. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

INCOME TAXES

     We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires that deferred tax assets and liabilities be recognized for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. We review the recoverability of any tax assets recorded on the balance sheet and provide any necessary allowances as required.

PENSION

     Our pension costs are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected return on plan assets. In selecting these assumptions, management considers current market conditions, including changes in interest rates. Changes in the related pension benefit costs may occur in the future due to changes in assumptions.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY EXCHANGE RATE RISK

     Our revenues are primarily from domestic customers and are realized in U.S. dollars. Accordingly, we believe our direct foreign currency exchange rate risk is not material. In the past, we have hedged against foreign currency exchange rate fluctuations on specific sales or equipment purchasing contracts. At March 31, 2002 we had no currency hedges in place.

COMMODITY PRICE RISK

     Our principal raw material, vinyl resin, has been subject to rapid price changes, particularly in 1999 and 2000. We expect the price of vinyl resin to increase significantly in 2002. Through price increases to our customers, we have historically been able to pass on significant resin cost increases. The results of operations for individual quarters can and have been negatively impacted by a delay between the time of vinyl resin cost increases and price increases in our products. However, over longer periods of time, the impact of the cost increases in vinyl resin has historically not been material. While we expect that any significant resin cost increases in 2002 will be offset by price increases to our customers, there can be no assurances that we will be able to pass on any future price increases.

INTEREST RATE RISK

     At March 31, 2002, on a pro forma basis, we would have had $96.7 million of borrowings under our new credit facility that will be subject to variable interest rates based on the London Interbank Offered Rate. The effect of a 1/8% increase or decrease in interest rates would increase or decrease total interest expense for the quarter ended March 31, 2002 by approximately $30,000.

                                    BUSINESS

COMPANY OVERVIEW

     We are a leading, vertically integrated manufacturer and nationwide distributor of exterior residential building products. These products are marketed through our Alside division on a wholesale basis to more than 35,000 professional contractors engaged in home repair and remodeling and new home construction. We distribute our products primarily through our nationwide network of over 80 supply centers operating under the Alside(R)brand name. In 2001, Alside accounted for more than 88% of our total net sales.

     The core products we manufacture and distribute are vinyl siding and vinyl windows which together comprised approximately 71% of Alside's 2001 net sales. We also manufacture and distribute vinyl fencing, decking and railing, and vinyl garage doors and distribute other complementary products which are manufactured by third parties. Approximately two thirds of Alside's products are sold to contractors engaged in the home repair and remodeling market with one third sold to the new construction market. Our supply centers provide "one stop" shopping to our contractor customers, carrying products, accessories and tools necessary to complete a vinyl siding or window project. In addition, our supply centers provide high quality product literature, product samples and installation training to these customers. We believe that the strength of our products and distribution network has developed strong brand loyalty and long-standing relationships with local contractors and has enabled us to consistently gain market share over the last five years. Approximately 80% of Alside's 2001 net sales were generated through our network of supply centers with the remainder sold through independent distributors primarily in markets where we currently do not have supply centers.

     Due to our vertically integrated distribution strategy, innovative new product development and operational excellence, we have consistently generated sales growth in excess of industry averages. From 1996 to 2001, we generated a compounded annual growth rate in our net sales and EBITDA of 10.7% and 16.2%, respectively. In 2001, our net sales and EBITDA grew by 19.3% and 28.8%, respectively, over the prior year. We believe that our historical investment in manufacturing and distribution capabilities and our initiatives to reduce costs and enhance operating efficiencies throughout our production, distribution and supply chain provide us with a strong platform for future growth and profitability.

INDUSTRY OVERVIEW

     Demand for residential building products is driven by a number of factors, including consumer confidence, availability of credit, new housing starts and general economic cycles. Historically, the demand for repair and remodeling products, where we are primarily focused, has been less cyclical than demand for new home construction and is less sensitive to these factors. Drivers of repair and remodeling demand include:

     - Favorable demographics. The segment of the population age 55 years and above, which favors professionally installed, low maintenance home improvements, is estimated to grow by 25% over the next five years and 50% over the next ten years.

     - Aging of the housing stock. The average home age increased from 23 years in 1985 to 29 years in 2000, and over 70% of the current housing stock was built prior to 1980.

     - Increase in average home size. The average home size increased over 25% from 1,785 square feet in 1985 to 2,306 square feet in 2000.

In addition, repair and remodeling projects tend to utilize a greater mix of premium products with higher margins than those used in new construction projects.

     We estimate that the residential vinyl siding and vinyl window markets are approximately $1.7 billion and $3.4 million in size, respectively. Over the last 15 years, vinyl has commanded an increasing share of the total residential siding and window markets. Vinyl has greater durability, requires less maintenance and provides greater energy efficiency than many competing siding and window products. According to industry reports, based on unit sales, vinyl accounted for approximately 50% of the exterior siding market and approximately 51% of the residential window market in 1998. More recently, vinyl siding has achieved increasing acceptance in the new construction market, as builders and home buyers have recognized vinyl's low maintenance, durability and price advantages. Vinyl windows also have achieved increased acceptance in the new construction market, as a result of builders and home buyers recognizing vinyl's favorable attributes, the enactment of local legal or building code requirements that mandate more energy efficient windows and the increased development and promotion of vinyl window products by national window manufacturers. We believe that vinyl siding and vinyl windows will continue to gain market share in the new residential construction market while remaining the preferred product of the remodeling marketplace. Vinyl competes with wood, masonry, fiber cement and metal in the siding market and wood and aluminum in the window market.

OUR COMPETITIVE STRENGTHS

     The following competitive strengths have contributed to our growth and have enabled us to gain market share over the last five years within the U.S. siding and window markets.

     Nationwide Distribution Network of Company-Owned Supply Centers. We are one of only two major vinyl siding manufacturers in the United States that markets our products primarily through a company-owned distribution network. Our national distribution network offers us a dedicated channel compared to most of our competitors who rely on local third party distributors who generally carry an assortment of brands and may not focus on any particular brand. We believe that distributing our vinyl siding and window products through our nationwide network of over 80 Alside supply centers helps us to: (1) build long-standing customer relationships and Alside brand loyalty, (2) develop comprehensive, customized marketing programs to assist our contractor customers, (3) closely monitor developments in local customer preferences, and (4) ensure product availability through integrated logistics between our manufacturing and distribution. Our supply center network has enabled us to grow substantially faster than the industry. Our vinyl siding unit sales grew at a five year compounded annual growth rate of 9.2% as compared to an industry average of 2.0% over the same period and our vinyl window unit sales grew at a five year compounded annual growth rate of 12.7% as compared to an industry average of 5.8%.

     Broad Product Offering. We offer a diverse mix of vinyl siding and vinyl window products to both the repair and remodeling and new construction markets across all price points: premium, standard and economy. Including our manufactured products and products manufactured by third parties, our supply centers sell more than 2,000 building and remodeling products. Our broad product offering enables us to meet the specialized needs of our customers and diversify our sales across all segments of the market. Most of these products are sold under the Alside brand and are recognized for their quality and durability. Our product offering includes the well-known Charter Oak, Preservation, Seneca, Conquest and Landscape vinyl siding products, and the UltraMaxx, Excalibur, Centurion and Alpine vinyl window products.

     Low-Cost and Vertically Integrated Operations. We believe that we are a low-cost manufacturer as a result of our manufacturing expertise, state-of-the-art technology and economies of scale. Our Alside division has seven manufacturing facilities that produce vinyl siding and windows and other vinyl products. During the last three years, we invested approximately $35 million of capital in Alside, most of which was used in upgrading our manufacturing facilities. This has resulted in significant operating efficiency and increased capacity for meeting future growth needs. Within our window operations, our ability to produce vinyl extrusions, coupled with our high-speed welding and cleaning equipment, provides us with cost and quality advantages over other vinyl window manufacturers.

BUSINESS STRATEGY

     We seek to distinguish ourselves from other suppliers of residential building products and to sustain our profitability momentum through a business strategy focused on the following:

     Increase Sales at Existing Supply Centers. We plan to increase sales at each of our supply centers by continuing to: (1) enhance the vinyl siding and window product offering and expand third party products to offer a comprehensive package to appeal to a broad range of market segments; (2) utilize our highly trained sales force to maximize opportunities with existing customers and identify and capture new customers; and (3) allow supply centers to quickly respond to local market dynamics and take advantage of local market opportunities.

     Expand Supply Center Network. We intend to selectively expand our distribution network. We will continue to open additional supply centers in markets where we already have a presence, allowing us to gain additional market share in these attractive markets.

     Increase Focus on other Distributed Products. We will continue to focus on maximizing incremental revenue and margin opportunities from products which Alside does not manufacture. As part of this strategy we plan to identify additional products to sell through our supply centers to better serve our contractor customers. In addition, we intend to leverage our purchasing power by centralizing the purchasing decisions for high-volume distributed products.

     Develop Innovative Products. We plan to capitalize on our vinyl manufacturing expertise by continuing to develop and introduce innovative new products that offer performance, cost and other advantages. These efforts have led to several new product introductions in recent years including Preservation, the first bundled vinyl siding and vinyl window program in the industry; CenterLock, a vinyl siding product with a unique locking mechanism; Eclipse, the industry's only flat-seam vinyl siding; and Landscape, an economy vinyl siding product with enhanced rigidity providing the appearance of a higher end product. Our strong customer relationships provide valuable insight into the latest consumer preferences and product attributes that appeal to contractors.

     Drive Operational Excellence. We will continue to capitalize on opportunities to reduce costs, increase customer service levels and reduce lead times. We have historically identified similar opportunities and have subsequently executed strategic initiatives that resulted in increased profitability and revenue growth. For example, in 2000 and 2001 we targeted process efficiency opportunities in our window operations through system upgrades, flow realignment, and personnel-related initiatives. The successful implementation of this strategy raised our on-time deliveries to over 98% while increasing unit volume by over 48% (excluding our acquisition of Alpine) in 2001.

PRODUCTS

     Our principal product offerings are vinyl siding and vinyl windows, which together accounted for approximately 71% of Alside's 2001 net sales. We also manufacture a variety of other products including vinyl fencing, decking and railing, as well as vinyl garage doors.

     The vinyl siding market consists of three segments: economy, standard and premium. Vinyl siding quality is determined by its rigidity, resistance to fading, thickness and ease of installation as well as other factors. Beginning with our introduction of Charter Oak in 1995, we have established ourselves as a leader in product innovation within all segments of the vinyl siding industry, most recently in the premium and economy segments.

     We believe that our innovation in product development was key to establishing us as a leader in the industry and will continue to be a principal factor in our sales growth in future years. For example, in late 1995, we introduced our Charter Oak siding, which enabled us to penetrate the premium segment of the vinyl siding market. We believe that Charter Oak continues to set the standard for premium vinyl siding products today. We introduced our Conquest siding product in 1997, which has enabled us to achieve additional market penetration in the economy segment of the siding industry. During 1998, we introduced

CenterLock, a patented product positioned in the premium market segment. In 1999, we introduced Odyssey Plus, an improved and updated version of our popular Odyssey siding product. We introduced our Seneca and Landscape products in order to broaden our offerings for the standard and economy segments in 2000. During 2001, we introduced three new premium siding products: Preservation, Eclipse and Board and Batten. In addition to these products, we have increased the number of colors and profiles offered within our existing siding products and continue to increase and improve upon the breadth of our vinyl siding product lines. We offer limited warranties ranging from 50-year warranties to lifetime warranties with our siding products.

     We divide our window products into the economy, standard and premium categories. Product quality within the vinyl window industry is determined by a number of competitive features including method of construction and materials used. We custom manufacture substantially all of our windows to fit existing window openings. Custom fabrication provides our customers with a product that is less expensive to install and more attractive after installation. Our custom windows are used primarily in the repair and remodeling market. In October 2000, we strengthened our position in the new construction segment of the window market through the purchase of substantially all the assets of Alpine Industries, Inc., who primarily manufactures new construction windows. New construction is one of the fastest growing segments of the vinyl window market and the acquisition of Alpine has positioned us to take advantage of this high growth market segment. This acquisition also gives us a presence in the western United States. Substantially all of our window products are accompanied by a limited lifetime warranty.

     A summary of our vinyl siding and window product offerings is presented in the table below according to our product line classification:

PRODUCT LINE          SIDING PRODUCTS       WINDOW PRODUCTS
------------          ---------------       ---------------
Premium               Preservation          Preservation
                      Charter Oak           UltraMaxx
                      CenterLock            Alpine 9000 Series
                      Eclipse
                      Board and Batten
                      Williamsport
Standard              Odyssey Plus          Geneva
                      Seneca                Excalibur
                                            Alpine 8000 Series
Economy               Conquest              Performance Series
                      Landscape             Centurion
                                            Alpine 7000 Series

     In addition to vinyl siding and windows, we produce vinyl fencing, decking and railing under the brand name UltraGuard and vinyl garage doors under the brand name Premium Garage Doors. We primarily market our fencing, decking and railing and garage doors through independent dealers.

     To complete our line of vinyl siding and window products in our supply centers, we also distribute building products manufactured by other companies. These products include metal siding, roofing materials, insulation, cabinets and installation equipment and tools.

MARKETING AND DISTRIBUTION

     Traditionally, most vinyl siding has been sold to the home remodeling marketplace through independent distributors. We are one of only two major vinyl siding manufacturers that markets products primarily through company-owned distribution centers. We have a nationwide distribution network of over 80 Alside supply centers through which we market Alside manufactured products and other complementary building products to over 35,000 professional home improvement and new construction contractors. The supply centers range in size from 6,000 square feet to 50,000 square feet depending on sales volume and the breadth and type of products offered at each location. We believe that our supply centers provide "one stop" shopping to meet the specialized needs of our contractor customers by distributing over

2,000 building and remodeling products, including a broad range of our manufactured vinyl siding and vinyl windows as well as products manufactured by others. In 2001, approximately 80% of Alside's sales were made through its supply centers. In addition to sales and promotional support, contractors look to their local supply centers to provide a broad range of specialty product offerings in order to maximize their ability to attract remodeling and homebuilding customers.

     We believe that distributing products through our supply centers provides us with certain competitive advantages such as (1) build long-standing customer relationships, (2) develop comprehensive, customized marketing programs to assist our contractor customers, (3) closely monitor developments in local customer preferences, and (4) ensure product availability through integrated logistics between our manufacturing and distribution. Many of our contractor customers have established long-standing relationships with their local supply centers based on individualized service, quality products, timely delivery, breadth of product offerings, strong sales and promotional programs and competitive prices. We support our contractor customer base with marketing and promotional programs that include product sample cases, sales literature, product videos and other sales and promotional materials. Professional contractors use these materials to sell remodeling construction services to their prospective customers. The customer generally relies on the professional contractor to specify the brand of siding or window to be purchased, subject to the customer's price, color and quality requirements. Our daily contact with our contractor customers also enables us to closely monitor activity in each of the remodeling and new construction markets in which we compete. This direct presence in the marketplace permits us to obtain current local market information, providing us with the ability to recognize trends in the marketplace earlier and adapt our product offerings on a location-by-location basis.

     Many of our contractor customers install both vinyl siding and vinyl windows. Because we manufacture and distribute both vinyl siding and vinyl windows, our contractor customers can acquire both products from a single source, which we believe provides us with a competitive advantage in marketing these products to our target customer base. Furthermore, we have the ability to achieve economies of scale in sales and marketing by developing integrated programs on either a national or local basis for our vinyl siding and vinyl window products. In 2000, we introduced Preservation as the industry's first bundled premium siding and window marketing program. Our unique position as a manufacturer and distributor of both vinyl siding and windows has enabled us to offer Preservation to select dealers.

     Each of our supply centers is evaluated as a separate profit center, and compensation of supply center personnel is based in part on the supply center's operating results. Decisions to open new supply centers, and to close or relocate existing supply centers, are based on our continuing assessment of market conditions and individual location profitability. During 2001, we added five supply centers to our distribution network. We have also opened seven new supply centers in 2002. We have developed formal training and recruiting programs for supply center personnel which we expect to improve our ability to staff new locations.

     Through certain of our supply centers, our Alside Installed Services Division provides full-service product installation of our vinyl siding products, principally to new homebuilders who value the importance of installation services. We also provide installation services for vinyl replacement windows through certain of our supply centers.

     We sell our manufactured products to large direct dealers and distributors, generally in those areas where no supply center currently exists. These sales accounted for approximately 20% of Alside's 2001 net sales. Despite their aggregate lower percentage of total sales, our largest individual customers are our large direct dealers and independent distributors. We continue to expand our network of independent distributors in strategic areas to improve our penetration into certain markets.

MANUFACTURING

     We manufacture our vinyl siding products at our Ennis and Freeport, Texas facilities. We added the Freeport facility, which was completed in 1999, in order to provide the necessary capacity to meet our sales expectations for our siding products. We are able to add incremental extrusion capacity sufficient to increase our capacity by approximately 50% over 2001 levels without the need for an additional facility or the expansion of the Freeport facility. We operate a vinyl extrusion facility in West Salem, Ohio to produce vinyl window extrusions as well as vinyl fencing, decking and railing and garage door panels. The Ennis, Texas plant also produces vinyl fencing. We operate three window fabrication plants which each use vinyl extrusions manufactured by us for the majority of their production requirements and utilize high speed welding and cleaning equipment for their welded window products. By producing our own vinyl extrusions, we believe we achieve significant cost savings and higher product quality compared to purchasing these materials from third-party suppliers. In October 2000, we purchased substantially all of the assets of Alpine, including its leased window fabrication facility located in Bothell, Washington. The Bothell facility produces its glass inserts, but has a long-term contract to purchase its vinyl extrusions from a third-party supplier.

     Our vinyl extrusion plants generally operate on a three-shift basis to optimize equipment productivity and utilize additional equipment to increase capacity to meet higher seasonal needs. Our window plants generally operate on a single shift basis utilizing both a second shift and increased numbers of leased production personnel to meet higher seasonal needs.

RAW MATERIALS

     The principal raw materials used by us are vinyl resins, resin stabilizers and pigments, packaging materials, window hardware and glass, all of which are available from a number of suppliers. We have a contract with our resin supplier to supply substantially all of our vinyl resin requirements, which expires on December 31, 2002. We believe that we will be able to extend this contract. If we are not able to extend this contract, we believe that our requirements could also be met by other suppliers. The price of vinyl resin has been, and may continue to be, volatile. We expect the price of vinyl resin to increase significantly in 2002. We generally have been able to pass through price increases in raw materials to our customers. While we expect that any significant resin cost increases in 2002 will be offset by price increases to our customers, there can be no assurances that we will be able to pass on any future price increases.

COMPETITION

     We believe that no company within the residential siding industry competes with us on both the manufacturing and distribution levels except for Owens Corning. There are, however, numerous small and large manufacturers of vinyl siding products, some of whom are larger in size and have greater financial resources than us. We compete with numerous large and small distributors of building products in our capacity as a distributor of these products. We believe that Alside is the fifth largest manufacturer of vinyl siding with approximately 8% of the U.S. market. The market for vinyl replacement windows is highly fragmented. We believe that the window fabrication industry will continue to experience consolidation due to the increased capital requirements for manufacturing welded vinyl windows. The trend towards welded windows, which require more expensive production equipment as well as more sophisticated information systems, has driven these increased capital requirements. We generally compete on price, product performance, and sales and service support to professional contractors. Competition varies by region. We also face competition from alternative materials: wood, masonry, fiber cement and metal in the siding market and wood and aluminum in the window market.

ACQUISITIONS AND DIVESTITURES

     On June 24, 2002, we completed the sale of our AmerCable division to AmerCable Incorporated, a newly-formed entity controlled by members of management of the AmerCable division and Wingate Partners III, L.P., for net proceeds of approximately $28.3 million in cash and the assumption of certain liabilities pursuant to an asset purchase agreement dated as of the same date. Following the completion of the sale, we no longer own the assets of, or operate, the AmerCable division.

     The asset purchase agreement in connection with the sale contained customary representations and warranties by AmerCable Incorporated to us, as well as certain limited representations and warranties by us to AmerCable Incorporated.

     The asset purchase agreement provides that following the asset sale, Associated Materials Incorporated and AmerCable Incorporated each will indemnify and hold harmless the other party and certain related parties and advisors for the inaccuracy of any representation or warranty, the failure to perform any covenant or comply with applicable bulk transfer or bulk sale laws and the incurrence of losses in connection with liabilities allocated to each party pursuant to the asset purchase agreement. Our obligation to indemnify AmerCable Incorporated is subject to various timing and monetary limitations and can in no event exceed the purchase price.

     In October 2000, we acquired substantially all of the assets of Alpine for $7.6 million in cash and the assumption of certain payroll related and property tax liabilities. Included in the acquired assets is Alpine's leased window fabrication facility located in Bothell, Washington. This facility manufactures vinyl windows primarily for the new construction market. In addition to new construction windows, Alpine manufactures premium sound control windows. This acquisition significantly increased our presence on the West Coast. The acquisition was accounted for using the purchase method of accounting.

     We completed the sale of our UltraCraft operation, a manufacturer of semi-custom frameless cabinets, in June 2000. Pre-tax net proceeds from the sale were $18.9 million after working capital adjustments and transaction costs. We recorded a pre-tax gain of $8.0 million on the sale. UltraCraft represented approximately 5% of our 1999 net sales.

TRADEMARKS AND PATENTS

     We have registered and nonregistered trade names and trademarks covering the principal brand names and product lines under which our products are marketed. Although we consider each of these items to be valuable, we do not currently believe this property, other than the Alside(R) trademark, to be material. We have obtained patents on certain claims associated with our siding, fencing, decking and railing, and garage door products, which we believe distinguish our products from those of our competitors.

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

     Our operations are subject to various environmental statutes and regulations, including laws and regulations addressing materials used in the manufacturing of our products. In addition, certain of our operations are subject to federal, state and local environmental laws and regulations that impose limitations or other requirements on the discharge of pollutants into the air, water and soil, establish standards for the treatment, transport, storage and disposal of solid and hazardous wastes, and remediation of soil and groundwater contamination. Such laws and regulations may also impact the availability of materials used in manufacturing our products. We believe we are in material compliance with applicable environmental requirements, and do not expect these requirements to result in material expenditures in the foreseeable future. However, additional future expenditures may be necessary as compliance standards and technology change, and unforeseen significant expenditures required to maintain compliance, including unforeseen liabilities, could have an adverse effect on our business and financial condition.

     We entered into a consent order dated August 25, 1992 with the United States Environmental Protection Agency pertaining to corrective action requirements associated with the use of hazardous waste storage facilities at our Akron, Ohio location. With the exception of a small container storage area, the use of these facilities was terminated prior to our acquisition of the Alside assets from USX in 1984. The effects of the past practices at this facility are continuing to be investigated (through continued groundwater monitoring) pursuant to the terms of the consent order. We believe that USX bears responsibility for substantially all of the direct costs of corrective action at these facilities under the relevant contract terms and under statutory and common law. To date, USX has reimbursed us for substantially all of the direct costs of corrective action at these facilities. We expect that USX will continue to reimburse us. However, there can be no assurance that payments will continue to be made by USX or that it will have adequate financial resources to fully reimburse us for these costs.

     Certain environmental laws, including CERCLA and comparable state laws, impose strict, and in certain circumstances joint and several, liability upon specified responsible parties which include certain former owners and operators of waste sites designated for clean up by environmental regulators. A facility formerly owned by our company in Lumber City, Georgia, which is now owned by Amercord Inc., a company in which we currently hold a minority interest, is currently undergoing soil and groundwater investigation pursuant to a Consent Order entered into by Amercord Inc. with the Georgia Department of Natural Resources in 1994. We are not a party to these activities. We also understand that soil and groundwater in certain areas of the site (including in the areas of two industrial waste landfills) are being investigated under CERCLA by the United States Environmental Protection Agency to determine whether remediation of those areas may be required and whether the site should be listed on the state or federal list of priority sites requiring remediation. There can be no assurance that Amercord Inc., the current site owner, would have adequate financial resources to carry out additional remediation that may be required, or that if substantial remediation is required, claims will not be made against us which could result in material expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Amercord Inc."

     Also, we cannot be certain that we have identified all environmental matters giving rise to potential liability. More stringent future environmental requirements or stricter enforcement of existing requirements, the discovery of unknown conditions, or our past use of hazardous materials could result in increased expenditures or liabilities which could have an adverse effect on you.

PROPERTIES

     Our operations include both owned and leased facilities as described below:

LOCATION                 PRINCIPAL USE                                        SQUARE FEET
--------                 -------------                                        -----------
Akron, Ohio              Associated Materials Incorporated and Alside            70,000
                         Headquarters
                         Vinyl Windows, Vinyl Fencing, Decking and Railing      577,000
                         and Vinyl Garage Doors
Ennis, Texas             Vinyl Siding Products, Vinyl Fencing, Decking and      301,000
                         Railing
Freeport, Texas          Vinyl Siding Products                                  120,000
West Salem, Ohio         Vinyl Window Extrusions, Fencing and Garage Door       173,000
                         Panels
Kinston, North Carolina  Vinyl Windows                                          319,000(1)
Cedar Rapids, Iowa       Vinyl Windows                                          128,000(1)
Bothell, Washington      Vinyl Windows                                          159,000(1)

---------------

(1) Leased facilities.

     Our management believes that our facilities are generally in good operating condition and are adequate to meet anticipated requirements in the near future.

     Except for one owned location in Akron, Ohio, we lease our supply centers for terms generally ranging from five to seven years with renewal options.

     The leases for Alside's window plants extend through 2011 for the Bothell location and 2005 for the Cedar Rapids and Kinston locations. Each lease is renewable at our option for an additional five-year period. Following the merger, we moved our corporate headquarters to our location in Akron, Ohio.

EMPLOYEES

     As of March 31, 2002, we had 2,457 employees. We believe that our employee relations are good.

     Alside's employment needs vary seasonally with sales and production. As of March 31, 2002, Alside had approximately 2,240 full-time employees, including approximately 1,120 hourly workers. The West Salem, Ohio plant is Alside's only unionized manufacturing facility, employing approximately 85 covered workers as of March 31, 2002. The collective bargaining agreement for the West Salem facility was successfully renegotiated in November 2001 for a three-year term. Additionally, approximately 90 hourly workers in certain supply center locations are covered by collective bargaining agreements. We consider Alside's labor relations to be good.

     Alside utilizes leased employees to supplement its own workforce at its vinyl window fabrication plants located in Akron, Ohio; Kinston, North Carolina; and Cedar Rapids, Iowa. We believe that the employee leasing program provides us with scheduling flexibility for seasonal production requirements. The aggregate number of leased employees in the window plants ranges from approximately 300 to 650 people based on seasonality.

     As of March 31, 2002, our AmerCable division had approximately 212 employees and our corporate office in Dallas, Texas had 5 employees.

LEGAL PROCEEDINGS

     We are involved from time to time in litigation arising in the ordinary course of our business, none of which, after giving effect to our existing insurance coverage, is expected to have a material adverse effect on us.

     From time to time, we are involved in a number of proceedings and potential proceedings relating to environmental and product liability matters. We handle these claims in the ordinary course of our business and maintain product liability insurance covering certain types of claims. Although it is difficult to estimate our potential exposure to these matters, we believe that the resolution of these matters will not have a material adverse effect on our financial position, results of operations or liquidity.

                               THE EXCHANGE OFFER

BACKGROUND AND PURPOSE OF THE EXCHANGE OFFER

     We issued the outstanding notes on April 23, 2002, in a private placement to a limited number of qualified institutional buyers and to persons in offshore transactions in reliance on Regulation S. In connection with this issuance, we entered into the indenture and the registration rights agreement, pursuant to which we agreed to, subject to certain exceptions:

     - within 90 days after the issue date of the outstanding notes, file an exchange offer registration statement with the Commission with respect to a registered offer to exchange the outstanding notes for exchange notes of our company having terms substantially identical in all material respects of the outstanding notes (except that the exchange notes will not contain terms with respect to transfer restrictions);

     - use our reasonable best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act within 180 days after the issue date of the outstanding notes;

     - as soon as practicable after the effectiveness of the exchange offer registration statement, offer the exchange notes in exchange for surrender of the outstanding notes; and

     - keep the exchange offer open for not less than 40 days (or longer if required by applicable law) after the date of notice of the exchange offer is mailed to holders of the outstanding notes.

     Except as discussed below, upon the consummation of the exchange offer, we will have no further obligations to register your outstanding notes. As soon as
practicable after 5:00 p.m., New York City time on           , 2002, unless we
decide to extend this expiration date, the exchange offer will be consummated when we:

     - accept for exchange your outstanding notes tendered and not validly withdrawn pursuant to the exchange offer; and

     - deliver to the trustee for cancellation all your outstanding notes accepted for exchange and issue to you exchange notes equal in principal amount to the principal amount of the outstanding notes surrendered by you.

     Each broker dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution."

REPRESENTATIONS

     We need representations from you before you can participate in the exchange offer. To participate in the exchange offer, we require that you represent to us that:

     - you are acquiring the exchange notes in the ordinary course of your business;

     - neither you nor any other person acting on your behalf is engaging in or intends to engage in a distribution of your exchange notes;

     - neither you nor any other person acting on your behalf has an arrangement or understanding with any person to participate in the distribution of the exchange notes;

     - neither you nor any other person acting on your behalf is an "affiliate" of us or any of our subsidiaries, as defined under Rule 405 of the Securities Act; and

     - if you or any other person acting on your behalf is a broker-dealer, you will receive exchange notes for your own account in exchange for your outstanding notes that were acquired as a result of market-making activities or other trading activities, and you acknowledge that you will deliver a prospectus in connection with any resale of your exchange notes.

RESALE OF THE EXCHANGE NOTES

     Based on interpretations by the Commission's staff, as set forth in no-action letters issued to third parties, including Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), we believe that the exchange notes issued under the exchange offer in exchange for the outstanding notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, if:

     - you are not an "affiliate," as defined in Rule 405 of the Securities Act, of our company;

     - the exchange notes are acquired in the ordinary course of your business; and

     - you are not engaged in and do not intend to engage in, and have no arrangement or understanding with any person to participate in any manner, in the distribution of the exchange notes.

     If you are engaged in or intend to engage in, or have any arrangement or understanding with any person to participate in any manner, in a distribution of the exchange notes or if you are an affiliate of our company:

     - you cannot rely on the position of the Commission's staff mentioned above; and

     - you must comply with the registration and prospectus requirements of the Securities Act in connection with a secondary resale of the exchange notes.

TERMS OF THE EXCHANGE OFFER

     We will accept any validly tendered outstanding notes which are not withdrawn before 5:00 p.m., New York City time, on the expiration date. Exchange notes will be issued in denominations of $1,000 principal amount and integral multiples of $1,000 in exchange for each $1,000 principal amount of outstanding notes. You may tender some or all of your outstanding notes in the exchange offer.

     The form and terms of the exchange notes will be the same as the form and terms of your outstanding notes except that:

     - interest on the exchange notes will accrue from the last interest payment date on which interest was paid on your outstanding notes; and

     - the exchange notes have been registered under the Securities Act and will not bear a legend restricting their transfer.

     The exchange notes will evidence the same indebtedness as the outstanding notes, which they replace. The exchange notes will be issued under, and be entitled to the benefits of, the same indenture that authorized the issuance of the outstanding notes. As a result, both the exchange notes and the outstanding notes will be treated as a single class of debt securities under the indenture. The exchange offer does not depend upon any minimum aggregate principal amount of outstanding notes being surrendered for exchange.

     This prospectus, together with the letter of transmittal you received with this prospectus, is being sent to you and to others believed to have beneficial interests in the outstanding notes. You do not have any appraisal or dissenters' rights under the General Corporation Law of the State of Delaware or under the indenture governing your outstanding notes. We intend to conduct the exchange offer in compliance with the requirements of the Exchange Act and the rules and regulations of the Commission.

     We will have accepted your validly tendered outstanding notes when we have given oral or written notice to the exchange agent, which will occur as soon as practicable after the expiration date. The exchange agent will act as agent for you for the purpose of receiving the exchange notes from us. If we do not accept your tendered outstanding notes for exchange because of an invalid tender or other valid reason, we will return the certificates, if any, without expense, to you as promptly as practicable after the expiration date. Certificates, if any, for exchange notes will likewise be sent to you as promptly as practicable following our acceptance of the tendered outstanding notes following the expiration date.

     You will not be required to pay brokerage commissions, fees or transfer taxes in the exchange of your outstanding notes. We will pay all charges and expenses other than any taxes you may incur in connection with the exchange offer.

     In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange the outstanding notes in like principal amount. The outstanding notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued.

EXPIRATION DATE; EXTENSIONS; TERMINATION; AMENDMENTS

     The exchange offer will expire at 5:00 p.m., New York City time,
on          , 2002, unless we extend the expiration date. In any event, we will hold the exchange offer open for at least forty days. In order to extend the exchange offer, we will issue a notice by press release or other public announcement before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

     We reserve the right, in our sole discretion:

     - to delay accepting your outstanding notes;

     - to extend the exchange offer;

     - to terminate the exchange offer if any of the conditions have not been satisfied by giving oral or written notice of any delay, extension or termination to the exchange agent; or

     - to amend the terms of the exchange offer in any manner.

CONDITIONS TO THE EXCHANGE OFFER

     We will decide all questions as to the validity, form, eligibility, acceptance and withdrawal of tendered outstanding notes, and our determination will be final and binding on you. We reserve the absolute right to reject any and all outstanding notes not properly tendered or reject any outstanding notes which would be unlawful in the opinion of our counsel. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. You must cure any defects or irregularities in connection with tenders of outstanding notes as we determine. Although we intend to notify you of defects or irregularities with respect to tenders of your outstanding notes, we, the exchange agent or any other person will not incur any liability for failure to give any notification. Your tender of outstanding notes will not be deemed to have been made until any defects or irregularities have been cured or waived. Any of your outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to you, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

     We reserve the right to purchase or make offers for any outstanding notes that remain outstanding after the expiration date or to terminate the exchange offer and, to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions or otherwise. The terms of any of these purchases or offers could differ from the terms of the exchange offer.

     These conditions are for our sole benefit, and we may assert or waive them at any time or for any reason. Our failure to exercise any of our rights will not be a waiver of our rights.

     We will not accept for exchange any outstanding notes you tender, and no exchange notes will be issued to you in exchange for your outstanding notes, if at that time any stop order is threatened or in effect with respect to the registration statement or the qualification of the indenture relating to the exchange notes under the Trust Indenture Act of 1939. We are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

     In all cases, issuance of exchange notes to you will be made only after timely receipt by the exchange agent of:

     - a book entry confirmation of your outstanding notes into the exchange agent's account at the book-entry transfer facility or certificates for your outstanding notes;

     - with respect to DTC and its participants, electronic instructions of the holder agreeing to be bound by the letter of transmittal or a properly completed and duly executed letter of transmittal; and

     - all other required documents.

     In the case of outstanding notes tendered by book-entry transfer into the exchange agent's account at the book-entry transfer facility under the book-entry transfer procedures described below, your non-exchanged outstanding notes will be credited to an account maintained with the book-entry transfer facility. If we do not accept any of your tendered outstanding notes for a valid reason or if you submit your outstanding notes for a greater principal amount than you desire to exchange, we will return any unaccepted or non-exchanged outstanding notes to you at our expense. This will occur as promptly as practicable after the expiration or termination of the exchange offer for your outstanding notes.

     Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes to you in exchange for, any of your outstanding notes and may terminate or amend the exchange offer if at any time before the acceptance of your outstanding notes for exchange or the exchange of the exchange notes for your outstanding notes, we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the Commission or any order of any governmental agency or court of competent jurisdiction.

PROCEDURES FOR TENDERING

     Only you may tender your outstanding notes in the exchange offer. Except as stated under "-- Book-Entry Transfer," to tender your outstanding notes in the exchange offer, you must:

     - complete, sign and date the enclosed letter of transmittal, or a copy of it;

     - have the signature on the letter of transmittal guaranteed if required by the letter of transmittal; and

     - mail, fax or otherwise deliver the letter of transmittal or copy to the exchange agent before the expiration date.

     In addition, either:

     - the exchange agent must receive a timely confirmation of a book-entry transfer of your outstanding notes, if that procedure is available, into the account of the exchange agent at DTC (the "Book-Entry Transfer Facility") under the procedure for book-entry transfer described below before the expiration date;

     - the exchange agent must receive certificates for your outstanding notes and the letter of transmittal before the expiration date; or

     - you must comply with the guaranteed delivery procedures described below.

     For your outstanding notes to be tendered effectively, the exchange agent must receive a valid agent's message through DTC's Automatic Tender Offer Program, or ATOP system, or a letter of transmittal and other required documents before the expiration date.

     If you do not withdraw your tender before the expiration date, it will constitute an agreement between you and us in compliance with the terms and conditions in this prospectus and in the letter of transmittal.

     THE METHOD OF DELIVERY OF YOUR OUTSTANDING NOTES, A LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT YOUR ELECTION AND RISK. INSTEAD OF DELIVERY BY MAIL, WE RECOMMEND THAT YOU USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. DO NOT SEND A LETTER OF TRANSMITTAL OR OUTSTANDING NOTES DIRECTLY TO US. YOU MAY REQUEST YOUR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO MAKE THE EXCHANGE ON YOUR BEHALF.

     Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See "Plan of Distribution."

PROCEDURE IF THE OUTSTANDING NOTES ARE NOT REGISTERED IN YOUR NAME

     If you are a beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you want to tender your outstanding notes, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you want to tender on your own behalf, you must, before completing and executing a letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power or other proper endorsement from the registered holder. We urge you to act immediately since the transfer of registered ownership may take considerable time.

BOOK-ENTRY TENDER

     The exchange agent will make requests to establish accounts at the book-entry transfer facility for purposes of the exchange offer within two business days after the date of this prospectus. If you are a financial institution that is a participant in the book-entry transfer facility's systems, you may make book-entry delivery of your outstanding notes being tendered by causing the book-entry transfer facility to transfer your outstanding notes into the exchange agent's account at the book-entry transfer facility in compliance with the appropriate procedures for transfer. However, although you may deliver your outstanding notes through book-entry transfer at the book-entry transfer facility, you must transmit, and the exchange agent must receive, a letter of transmittal or copy of the letter of transmittal, with any required signature guarantees and any other required documents, except as discussed in the following paragraph, on or before the expiration date or the guaranteed delivery below must be complied with.

     DTC's ATOP is the only method of processing the exchange offer through DTC. To accept the exchange offer through ATOP, participants in DTC must send electronic instructions to DTC through DTC's communication system instead of sending a signed, hard copy letter of transmittal. DTC is obligated to communicate those electronic instructions to the exchange agent. To tender your outstanding notes through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the exchange agent must contain the participant's acknowledgment of its receipt of and agreement to be bound by the letter of transmittal for your outstanding notes.

SIGNATURE REQUIREMENTS AND SIGNATURE GUARANTEES

     Unless you are a registered holder who requests that your exchange notes be mailed to you and issued in your name or unless you are a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program, the Stock Exchange Medallion Program or an "Eligible Guarantor Institution" within the meaning of Rule 17Ad-15 under the Exchange

Act, each an "Eligible Institution," you must guarantee your signature on a letter of transmittal or a notice of withdrawal by an Eligible Institution.

     If a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity signs the letter of transmittal or any notes or bond powers on your behalf, that person must indicate their capacity when signing and submit satisfactory evidence to us with the letter of transmittal demonstrating their authority to act on your behalf.

GUARANTEED DELIVERY PROCEDURES

     If you are a registered holder of outstanding notes and desire to tender your outstanding notes, and the procedure for book-entry transfer cannot be completed on a timely basis, your outstanding notes are not immediately available or time will not permit your outstanding notes or other required documents to reach the exchange agent before the expiration date, you may tender your outstanding notes if:

     - the tender is made through an Eligible Institution;

     - before the expiration date, the exchange agent receives from an eligible institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, in the form provided by us;

     - a book-entry confirmation or the certificates for all physically tendered outstanding notes, in proper form for transfer, and all other documents required by the applicable letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery; and

     - the notice of guaranteed delivery states your name and address and the amount of outstanding notes you are tendering, that your tender is being made thereby and you guarantee that within three NYSE trading days after the date of execution of the notice of guaranteed delivery, a book-entry confirmation or the certificates for all physically tendered outstanding notes, in proper form for transfer, and any other documents required by the applicable letter of transmittal will be deposited by the Eligible Institution with the exchange agent.

BENEFICIAL OWNER INSTRUCTIONS TO HOLDERS OF OUTSTANDING NOTES

     Only a holder whose name appears on a DTC security position listing as a holder of outstanding notes, or the legal representative or attorney-in-fact of this holder, may execute and deliver the letter of transmittal.

     Holders of outstanding notes who are not registered holders of, and who seek to tender, outstanding notes should (1) obtain a properly completed letter of transmittal for such outstanding notes from the registered holder with signatures guaranteed by an Eligible Institution and obtain and include with such letter of transmittal outstanding notes properly endorsed for transfer by the registered holder thereof or accompanied by a written instrument or instruments of transfer or exchange from the registered holder with signatures on the endorsement or written instrument or instruments of transfer or exchange guaranteed by an Eligible Institution or (2) effect a record transfer of such outstanding notes and comply with the requirements applicable to registered holders for tendering outstanding notes before 5:00 p.m., New York City time, on the expiration date. Any outstanding notes properly tendered before 5:00 p.m., New York City time, on the expiration date accompanied by a properly completed letter of transmittal will be transferred of record by the registrar either prior to or as of the expiration date at our discretion. We have no obligation to transfer any outstanding notes from the name of the registered holder of the note if we do not accept these outstanding notes for exchange.

     Tendering holders should indicate in the applicable box in the letter of transmittal the name and address to which payment of accrued and unpaid interest in cash on the outstanding notes, certificates evidencing exchange notes and/or certificates evidencing outstanding notes for amounts not accepted for tender, each as appropriate, are to be issued or sent, if different from the name and address of the person signing the letter of transmittal. In the case of issuance in a different name, the employer identification or social security number of the person named must also be indicated and a substitute Form W-9 for this recipient must be completed. If these instructions are not given, the payments, including accrued and unpaid interest in cash on the outstanding notes, exchange notes or outstanding notes not accepted for tender, as the case may be, will be made or returned, as the case may be, to the registered holder of the outstanding notes tendered.

     Issuance of exchange notes in exchange for outstanding notes will be made only against deposit of the tendered outstanding notes.

     We will decide all questions as to the validity, form, eligibility, acceptance and withdrawal of tendered outstanding notes, and our determination will be final and binding on you. We reserve the absolute right to reject any and all outstanding notes not properly tendered or reject any outstanding notes which would be unlawful in the opinion of our counsel. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in a letter of transmittal, will be final and binding on all parties. You must cure any defects or irregularities in connection with tenders of outstanding notes as we determine. Although we intend to notify you of defects or irregularities with respect to tenders of your outstanding notes, we, the exchange agent or any other person will not incur any liability for failure to give any notification. Your tender of outstanding notes will not be deemed to have been made until any defects or irregularities have been cured or waived. Any of your outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to you, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

ACCEPTANCE OF OUTSTANDING NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

     As further described in and otherwise qualified by this prospectus, we will accept all outstanding notes validly tendered before 5:00 p.m., New York City time, on the expiration date and not validly withdrawn. The acceptance for exchange of outstanding notes validly tendered and not validly withdrawn and the delivery of exchange notes and the payment of any accrued and unpaid interest on the outstanding notes will be made as promptly as practicable after the expiration date. Subject to rules promulgated pursuant to the Exchange Act, we expressly reserve the right to delay acceptance of any of the outstanding notes or to terminate the exchange offer and not accept for exchange any outstanding notes not theretofore accepted if any of the conditions set forth under the heading "-- Conditions to the Exchange Offer" shall not have been satisfied or waived by us. We will deliver exchange notes and make payments in cash of accrued and unpaid interest on the outstanding notes in exchange for outstanding notes pursuant to the exchange offer promptly following acceptance of the outstanding notes. In all cases, exchange for outstanding notes accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of outstanding notes (or confirmation of book-entry transfer thereof) and a properly completed and validly executed letter of transmittal (or a manually signed facsimile thereof) or, in the case of book-entry transfer, an agent's message and any other documents required thereby.

     For purposes of the exchange offer, we shall be deemed to have accepted validly tendered and not properly withdrawn outstanding notes when, as and if we give oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders of outstanding notes for the purposes of receiving the exchange notes from us and transmitting new notes to the tendering holders. Under no circumstances will any additional amount be paid by us or the exchange agent by reason of any delay in making such payment or delivery.

     If, for any reason whatsoever, acceptance for exchange of any outstanding notes tendered pursuant to the exchange offer is delayed, or we are unable to accept for exchange outstanding notes tendered pursuant to the exchange offer, then, without prejudice to our rights set forth herein, the exchange agent may nevertheless, on behalf of us and subject to rules promulgated pursuant to the Exchange Act, retain tendered outstanding notes, and such outstanding notes may not be withdrawn except to the extent that the tendering holder of such outstanding notes is entitled to withdrawal rights as described herein. See "-- Withdrawal Rights."

     If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence or non-occurrence of certain other events set forth herein or otherwise, then such unaccepted outstanding notes will be returned, at our expense, to the tendering holder thereof as promptly as practicable after the expiration date or the termination of the applicable exchange offer therefor.

     No alternative, conditional or contingent tenders will be accepted. A tendering holder, by execution of a letter of transmittal, or facsimile thereof, waives all rights to receive notice of acceptance of such holder's outstanding notes for exchange.

WITHDRAWAL RIGHTS

     You may withdraw your tender of your outstanding notes at any time before 5:00 p.m., New York City time, on the expiration date.

     For your withdrawal to be effective, an electronic ATOP transmission or, for non-DTC participants, written notice of withdrawal must be received by the exchange agent at its address found in this prospectus before 5:00 p.m., New York City time, on the expiration date.

     Your notice of withdrawal must:

     - specify your name;

     - identify your outstanding notes to be withdrawn, including the certificate number or numbers, if any, and principal amount of your outstanding notes;

     - be signed by you in the same manner as the original signature on the letter of transmittal by which your outstanding notes were tendered or be accompanied by documents of transfer sufficient to have the trustee of your outstanding notes register the transfer of your outstanding notes into your name; and

     - specify the name in which your outstanding notes are to be registered, if you do not want your outstanding notes registered in your name.

     We will determine all questions as to the validity, form and eligibility, including time of receipt, of your notice, and our determination will be final and binding on all parties. Any outstanding notes you withdraw will not be considered to have been validly tendered. We will return your outstanding notes which have been tendered but not exchanged for any reason without cost to you as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender your properly withdrawn outstanding notes by following one of the above procedures before the expiration date.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Any outstanding notes not tendered under the exchange offer will remain outstanding and continue to accrue interest. The outstanding notes will remain "restricted securities" within the meaning of the Securities Act and will remain subject to existing transfer restrictions. Accordingly, before the date that is one year after the later of the issue date and the last date on which we or any of our affiliates was the owner of the outstanding notes, the outstanding notes may be resold only

          (1) to us or our affiliates;

          (2) to a person whom you reasonably believe is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A,

          (3) inside the United States to an institutional accredited investor (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) that, prior to such transfer, furnishes to the trustee a signed letter containing certain representations and agreements relating to the restrictions on transfer of the outstanding notes, the form of which you can obtain from the trustee and, if such transfer is in respect of an aggregate principal amount of outstanding notes at the time of transfer of less than $250,000, an opinion of counsel acceptable to us;

          (4) outside the United States in a transaction complying with the provisions of Rule 903 or Rule 904 under the Securities Act;

          (5) pursuant to an exemption from registration under the Securities Act provided by Rule 144 (if available); or

          (6) pursuant to an effective registration statement under the Securities Act.

In each of cases (1) through (6) above, such sale shall be in accordance with any applicable securities laws of any state of the United States.

     As a result, the liquidity of the market for non-tendered outstanding notes could be adversely affected upon completion of the exchange offer.

ADDITIONAL REGISTRATION RIGHTS

     Under some circumstances, we may be required to file a shelf registration statement covering resales of the outstanding notes. This requirement will be triggered if:

     - applicable interpretations of the staff of the Commission do not permit us to effect the exchange offer;

     - for any other reason we do not consummate the exchange offer within 220 days of April 23, 2002;

     - an initial purchaser of the outstanding notes notifies us following consummation of the exchange offer that the outstanding notes held by it are not eligible to be exchanged for exchange notes in the exchange offer; or

     - certain holders are prohibited by law or Commission policy from participating in the exchange offer or may not resell the exchange notes acquired by them in the exchange offer to the public without delivering a prospectus, then, we will, subject to certain exceptions,

     - promptly file a shelf registration statement with the Commission covering resales of the outstanding notes or the exchange notes, as the case may be;

     - use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act on or prior to the 180th day after the date on which the shelf registrations statement is required to be filed; and

     - keep the shelf registration statement effective until the earliest of (1) the time when the outstanding notes covered by the shelf registration statement can be sold pursuant to Rule 144 without any limitations under clauses (c), (e), (f) and (h) of Rule 144, (2) two years from the effective date of the shelf registration statement and (3) the day on which all outstanding notes registered thereunder are disposed of in accordance therewith.

We will, in the event a shelf registration statement is filed, among other things,

     - provide to each holder for whom such shelf registration statement was filed copies of the prospectus which is a part of the shelf registration statement,

     - notify each such holder when the shelf registration statement has become effective, and

     - take certain other actions as are required to permit unrestricted resales of the outstanding notes or the exchange notes, as the case may be.

     A holder selling such outstanding notes or exchange notes pursuant to the shelf registration statement generally

     - would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers,

     - will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales, and

     - will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification obligations).

     We will pay additional cash interest on the applicable outstanding notes and exchange notes, subject to certain exceptions,

     - if we fail to file an exchange offer registration statement with the Commission on or prior to the 90th day after the issue date of the outstanding notes,

     - if the exchange offer registration statement is not declared effective by the Commission on or prior to the 180th day after the issue date of the outstanding notes,

     - if the exchange offer is not consummated on or before the 40th day after the exchange offer registration statement is declared effective,

     - if obligated to file the shelf registration statement, we fail to file the shelf registration statement with the Commission on or prior to the 60th day after the date on which the obligation to file a shelf registration statement arises,

     - if obligated to file a shelf registration statement, the shelf registration statement is not declared effective on or prior to the 180th day after the date on which the obligation to file a shelf registration statement arises, or

     - after the exchange offer registration statement or the shelf registration statement, as the case may be, is declared effective, such registration statement thereafter ceases to be effective or usable (subject to certain exceptions) (each such event a registration default);

from and including the date on which any such registration default shall occur to but excluding the date on which all registration defaults have been cured.

     The rate of the additional interest will be 0.25% per annum for the first 90-day period immediately following the occurrence of a registration default, and such rate will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until all registration defaults have been cured at which point it will reset the coupon rate, up to a maximum additional interest rate of 1.0% per annum. We will pay such additional interest on regular interest payment dates. Such additional interest will be in addition to any other interest payable from time to time with respect to the outstanding notes and the exchange notes.

EXCHANGE AGENT

     You should direct all executed letters of transmittal to the exchange agent. Wilmington Trust Company is the exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of the prospectus or a letter of transmittal should be directed to the exchange agent addressed as follows:

By Registered or Certified      By Hand/Overnight Delivery:     By Facsimile Transmission:
  Mail:
Wilmington Trust Company        Wilmington Trust Company        (For Eligible Institutions
                                                                only)
DC-1615 Reorganization          Corporate Trust Reorganization  (302) 636-4145
Services
PO Box 8861                     Services                        Confirm by telephone:
Wilmington, DE 19899-8861       Rodney Square North             (302) 636-6472
                                1100 North Market Street
                                Wilmington, DE 19890-1615

FEES AND EXPENSES

     We currently do not intend to make any payments to brokers, dealers or others to solicit acceptances of the exchange offer. The principal solicitation is being made by mail. However, additional solicitations may be made in person or by telephone by our officers and employees.

     Our estimated cash expenses incurred in connection with the exchange offer will be paid by us and are estimated to be $0.1 million in the aggregate. This amount includes fees and expenses of the trustees for the exchange and outstanding notes, accounting, legal, printing and related fees and expenses.

TRANSFER TAXES

     If you tender outstanding notes for exchange, you will not be obligated to pay any transfer taxes. However, if you instruct us to register exchange notes in the name of or request that your outstanding notes not tendered or not accepted in the exchange offer be returned to a person other than you, you will be responsible for the payment of any transfer tax owed.

LOST OR MISSING CERTIFICATES

     If a holder of outstanding notes desires to tender a outstanding note pursuant to the exchange offer, but the outstanding note has been mutilated, lost, stolen or destroyed, such holder should write to or telephone the trustee under the indenture at the address listed below, concerning the procedures for obtaining replacement certificates for such outstanding note, arranging for indemnification or any other matter that requires handling by such trustee.

Trustee:
Wilmington Trust Company
Corporate Trust Administration
1100 N. Market Street
Wilmington, DE 19890
Telecopier: (302) 636-4145
Telephone: (302) 636-6453

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The following table sets forth information about our directors, executive officers and key employees.

NAME                              AGE                      POSITION(S)
----                              ---                      -----------
Ira D. Kleinman.................  45    Chairman of the Board
Michael J. Caporale, Jr.........  50    President, Chief Executive Officer and Director
D. Keith LaVanway...............  37    Vice President, Chief Financial Officer, Treasurer
                                        and Secretary
Kenneth L. Bloom................  38    President of Alside Window Company
Benjamin L. McGarry.............  54    Alside Group Vice President -- Vinyl Manufacturing
Thomas W. Arenz.................  44    Director
Jonathan C. Angrist.............  31    Director

     Set forth below is a brief description of the business experience of each of our directors, executive officers and key employees.

     Ira D. Kleinman, Age 45. Mr. Kleinman has been the Chairman of the Board since the merger. Mr. Kleinman is President of Associated Materials Holdings Inc. Mr. Kleinman has been a General Partner of Harvest Partners for more than five years and is currently a member of Harvest Associates III, LLC and Harvest Associates IV, LLC. Mr. Kleinman is also as a director for Global Power Equipment Group Inc.

     Michael J. Caporale, Jr., Age 50. Mr. Caporale has been the President and Chief Executive Officer of our company and a director since the merger. Mr. Caporale was named Chief Executive Officer of the Alside division and became a director in February 2001. Mr. Caporale joined our company in January 2000 as President of the Alside Window Company, became President and Chief Operating Officer of our Alside division in April 2000 and was named a Vice President of our company in August 2000. Prior to joining our company, Mr. Caporale was the President of Great Lakes Window, Inc., a subsidiary of Nortek, Inc., where he had been employed since 1995.

     D. Keith LaVanway, Age 37. Mr. LaVanway has been Vice President, Chief Financial Officer, Treasurer and Secretary of our company since the merger. Mr. LaVanway joined our company in February 2001 as Vice President -- Chief Financial Officer of Alside and was also named a Vice President of our company. Prior to joining us, Mr. LaVanway was employed by Nortek, Inc. from 1995 to 2001, most recently as Vice President -- Chief Financial Officer of Peachtree Doors and Windows Company.

     Kenneth L. Bloom, Age 38. Mr. Bloom joined our company in July 2000 as Alside's Vice President of Window Manufacturing. Mr. Bloom was named President of Alside Window Company in March 2001. Prior to joining us, Mr. Bloom was Corporate Vice President of Field Container Co., L.P., where he had been employed since 1996.

     Benjamin L. McGarry, Age 54.  Mr. McGarry was named Group Vice
President -- Vinyl Manufacturing of Alside in 1997. From 1984 to 1996, Mr. McGarry was Senior Vice President -- Manufacturing of Alside. Mr. McGarry joined Alside in 1980.

     Thomas W. Arenz, Age 44. Mr. Arenz has been a director since shortly after the merger. Mr. Arenz joined Harvest Partners, Inc. in November 1996 and became a Principal in October 1997. Mr. Arenz has over 16 years of private equity investment and corporate finance experience. From 1995 to 1996, Mr. Arenz was with the North American subsidiary of Preussag AG, a German multinational corporation, most recently as President. From 1991 to 1995, Mr. Arenz was a Principal at Joseph Littlejohn & Levy, a management buyout firm. Mr. Arenz was also in the corporate finance departments at Kidder, Peabody & Co. from 1990 to 1991 and Drexel Burnham Lambert from 1986 to 1990.

     Jonathan C. Angrist, Age 31. Mr. Angrist has been a director since the merger. Mr. Angrist is Secretary and Assistant Treasurer of Associated Materials Holdings Inc. Mr. Angrist is also currently Vice President of Harvest Partners. From 1993 to 1997, Mr. Angrist was a consultant of Sibson & Company. Mr. Angrist is also a director for IRMC Holdings, Inc.

     All of our directors will be elected annually with terms expiring as of the next annual meeting of stockholders. All of our officers serve at the discretion of the Board of Directors.

     Messrs. Bloom and McGarry are considered our key employees because of their responsibilities as divisional officers in the respective capacities indicated. We, however, do not consider these employees to be our executive officers.

EXECUTIVE COMPENSATION AND COMPENSATION AND INCENTIVE PROGRAMS

EXECUTIVE COMPENSATION

     The following table sets forth the annual compensation paid by us for services rendered in 2001, 2000 and 1999 by our chief executive officer and each of our other executive officers during such time.

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM COMPENSATION
                                                                                     -------------------------
                                                      ANNUAL COMPENSATION              SHARES
                                             -------------------------------------   UNDERLYING
                                    FISCAL                          OTHER ANNUAL      OPTIONS/     ALL OTHER
NAME AND PRINCIPAL POSITION          YEAR     SALARY     BONUS     COMPENSATION(1)    SARS(2)     COMPENSATION
---------------------------         ------   --------   --------   ---------------   ----------   ------------
William W. Winspear(4)............   2001    $530,833   $667,185            --              0      $   44,800(3)
  Chairman of the Board, President   2000    $507,500   $612,870            --              0      $   39,450
  and Chief Executive Officer        1999    $492,917   $512,500            --              0      $   36,000
Michael J. Caporale, Jr.(5).......   2001    $412,504   $354,409       $66,271              0      $  214,731(6)
  President and Chief Executive      2000    $335,417   $140,000       $53,157        100,000      $   74,282
  Officer of our Alside division
Robert F. Hogan, Jr.(7)...........   2001    $262,500   $177,930            --              0      $    6,800(8)
  President and Chief Executive      2000    $249,167   $158,435            --              0      $    5,950
  Officer of our AmerCable
  division                           1999    $238,750   $ 42,985            --              0      $    5,600
Robert L. Winspear(9).............   2001    $208,333   $ 66,719            --              0      $    6,800(8)
  Vice President and Chief
  Financial                          2000    $197,500   $ 61,287            --              0      $    5,950
  Officer                            1999    $181,667   $ 51,251            --              0      $    5,600

---------------

(1) Includes amounts for the payment of income taxes relating to relocation expenses paid by us in 2001 and 2000 and taxable to Mr. Caporale. Perquisites and other personal benefits received by our other executive officers are not included in the Summary Compensation Table because the aggregate amount of this compensation, if any, did not meet disclosure thresholds established under current SEC regulations.

(2) In January 2000, Mr. Caporale was granted an option to purchase 50,000 shares of common stock at $14.4375 per share, the fair market value on the grant date. In March 2000, Mr. Caporale was granted an option to purchase an additional 50,000 shares of common stock at $13.875 per share, the fair market value on the grant date. These options vested 50% on the date of grant and the balance vests on the second anniversary of the grant date.

(3) Includes directors fees of $38,000 and amounts accrued or allocated under a defined contribution plan of $6,800.

(4) Mr. W. Winspear retired from our company upon completion of the equity tender offer.

(5) Mr. Caporale joined us in January 2000.

(6) Includes directors fees of $25,500, amounts accrued or allocated under a defined contribution plan of $6,800, a cash payment of $100,002 made under the terms of Mr. Caporale's employment agreement in consideration of the cancellation of stock options granted by his previous employer and moving expenses of $82,429 incurred by Mr. Caporale and paid by us under the terms of his employment agreement.

(7) Following the sale of AmerCable in June 2002, Mr. Hogan ceased to be an officer our Company and became the president, chief executive officer and chairman of the board of the newly-formed entity that acquired our AmerCable division.

(8) Represents amounts accrued or allocated under a defined contribution plan.

(9) Mr. R. Winspear ceased to be the vice president and chief financial officer of our company following the merger.

COMPENSATION AND INCENTIVE PROGRAMS

Incentive Bonus Plan

     We maintain an Incentive Bonus Plan providing for annual bonus awards to certain key employees, including each of our executive officers. Bonus amounts are based on our pre-tax profits or, in the case of Alside personnel, the pre-tax profits or return on invested capital of these divisions. This Plan is administered by the Compensation Committee, none of the members of which are eligible for a bonus award under this plan. Bonus payments under the Incentive Bonus Plan are not guaranteed. Cash bonuses accrued in 2001, 2000 and 1999 to each of our executive officers are set forth in the Summary Compensation Table.

Employment Agreement

     It is expected that Mr. Caporale will enter into a new employment agreement with us effective as of the equity tender offer completion date. Under the expected terms of his new employment agreement, Mr. Caporale will serve as our President, Chief Executive Officer and a member of our board of directors. Mr. Caporale's new employment agreement is expected to provide for an initial base salary of $500,000, an annual incentive bonus based on growth in the equity value of Associated Materials Holdings Inc., certain perquisites and participation in employee benefit programs made available to other senior executives. The initial term of the new employment agreement is expected to be three years. It is expected that the terms of the new employment agreement will provide that on the first anniversary of the equity tender offer completion date and each successive anniversary thereof, the term of the new employment agreement will automatically extend by one year unless we deliver to Mr. Caporale a notice not to extend the employment term. It is expected that the terms of the new employment agreement will provide that if Mr. Caporale's employment is involuntarily terminated by us without cause or if Mr. Caporale resigns for good reason, he will be entitled to severance equal to $1,000,000 per year, together with continued health and dental benefits, for two years, plus a pro rata incentive bonus for the year of termination.

     It is expected that Mr. LaVanway will enter into an employment agreement with us effective as of the equity tender offer completion date and agree to terminate his existing severance agreement, as described below. Under the terms of his employment agreement, Mr. LaVanway will serve as our Vice President and Chief Financial Officer. Mr. LaVanway's employment agreement will provide for an initial base salary of $275,000 and an annual incentive bonus based on growth in the equity value of Associated Materials Holdings Inc. The initial term of the employment agreement is expected to be two years. At the end of the initial two-year term, and at the end of each two-year period thereafter, the term of the employment agreement is expected to automatically renew for successive two-year periods unless we provide Mr. LaVanway with a notice to terminate the employment term. The employment agreement is expected to provide the same severance terms as those provided by Mr. LaVanway's severance agreement with us for two years following the equity tender offer completion date. Thereafter, if Mr. LaVanway's employment is involuntarily terminated by us without cause, it is expected that he will be entitled to severance equal to his annual base salary for two years, plus a pro rata bonus for the year of termination.

     Each of the executive officer's employment agreements described that we expect to enter into effective as of the equity tender offer completion date will include non-competition, non-solicitation, confidentiality and other restrictive covenants. Each of these employment agreements is also expected to provide that if any amount to be paid to the executive officer under the employment agreement is determined to be non-deductible by reason of Section 280G of the Internal Revenue Code, subject to certain limitations, the severance payments and benefits will be reduced to the extent necessary so that Section 280G does not cause any amount to be non-deductible by us.

Severance Agreement

     We have entered into a severance agreement with Mr. LaVanway.

     This severance agreement will only become operative upon a "change in control" of our company. The severance agreement generally provides that if, within a two-year period following a change in control, we terminate the employment of Mr. LaVanway other than as a result of his death or disability, or for cause, or if Mr. LaVanway terminates employment with us under certain circumstances, he is entitled to receive severance compensation. This severance compensation would be: (1) two times Mr. LaVanway's base pay at the highest rate in effect for any period prior to his termination, (2) two times his cash bonus (equal to the highest applicable cash bonus earned during the three years immediately preceding the year in which the change in control occurred) and (3) if the termination of employment occurs after June 30 in any year, a prorated bonus for that calendar year. In addition, health and life insurance benefits substantially similar to those provided prior to termination would continue for a two-year period, subject to reduction to the extent comparable benefits are actually received by Mr. LaVanway from another employer during this period. The severance agreement also provides that if any amount to be paid to Mr. LaVanway under the severance agreement is determined to be non-deductible by reason of
Section 280G of the Internal Revenue Code, the severance benefits will be reduced to the extent necessary so that Section 280G does not cause any amount to be non-deductible by us.

     The completion of the equity tender offer qualified as a "change of control" under this severance agreement.

Committees of the Board of Directors

     Our Board of Directors does not currently have any standing committees.

Director Compensation

     Prior to the merger, directors, including directors who were employees of Associated Materials Incorporated, received an annual retainer of $16,000 plus $3,500 for each Board meeting and $1,000 for each committee meeting attended in person or $1,000 for each such meeting in which participation was by telephone. Directors were reimbursed for reasonable travel expenses incurred in attending Board and committee meetings. Following the merger, we will reimburse our non-employee directors for all out-of-pocket expenses incurred in the performance of their duties as directors. We do not intend to pay fees to the current directors for attendance at meetings or for their services as members of the board of directors.

Option/SAR Grants in 2001

     No stock options or stock appreciation rights were granted to our executive officers in 2001.

Aggregated Option/SAR Exercises in 2001 and December 31, 2001 Option/SAR Values

     The following table provides information regarding the exercise of options during 2001 and unexercised options held as of December 31, 2001 for our executive officers.

                                                     NUMBER OF SHARES            VALUE OF UNEXERCISED
                                                  UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                      OPTIONS/SARS AT               OPTIONS/SARS AT
                                                   DECEMBER 31, 2001(1)          DECEMBER 31, 2001(2)
                           SHARES     VALUE     ---------------------------   ---------------------------
NAME                      ACQUIRED   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                      --------   --------   -----------   -------------   -----------   -------------
William W. Winspear.....      0        $ 0             0              0       $        0     $        0
Michael J. Caporale,
  Jr....................      0        $ 0        50,000         50,000       $1,169,688     $1,169,688
Robert F. Hogan, Jr.....      0        $ 0        24,000          6,000       $  685,200     $  171,300
Robert L. Winspear......      0        $ 0        36,000          4,000       $1,149,300     $  114,200

---------------

(1) We have not granted stock appreciation rights.

(2) Based on a price of $37.55 per share of common stock, the closing sale price on December 31, 2001, multiplied by the number of shares of common stock issuable upon exercise of these options.

New Stock Option Plan

     Associated Materials Holdings Inc. adopted a new stock option plan shortly after the closing of the merger. Associated Materials Holdings Inc. may issue additional shares of common stock and preferred stock, subject to adjustment if particular capital changes affect the common stock and preferred stock, upon the exercise of options granted under the new option plan. The exercise price of an option granted under the new option plan will be determined by the Compensation Committee of the Board of Directors of Associated Materials Holdings Inc. An option holder may pay the exercise price of an option by any legal manner that the Compensation Committee permits. The Compensation Committee, or the Board of Directors, will administer the new option plan. The Compensation Committee will select eligible executives, employees and consultants of Associated Materials Holdings Inc. and its affiliates, including our company, to receive options and will determine the number and type of shares of stock covered by options granted under the new option plan, the terms under which options may be exercised, and other terms and conditions of options in accordance with the provisions of the new option plan. Option holders generally may not transfer their options except in the event of death. If Associated Materials Holdings Inc. undergoes a change in control, as defined in the new option plan, all outstanding options may immediately become fully exercisable, and the Compensation Committee may adjust outstanding options by substituting stock or other securities of any successor or another party to the change in control transaction, or cash out such outstanding options, in any such case, generally based on the consideration received by its stockholders in the transaction. Subject to particular limitations specified in the new option plan, the Board of Directors may amend or terminate the new option plan, and the Compensation Committee may amend options outstanding under the new option plan. The new option plan will terminate no later than 10 years following its effective date; however, any options outstanding under the new option plan will remain outstanding in accordance with their terms.

     Selected employees of Associated Materials Incorporated who held options immediately prior to the merger to purchase shares of Associated Materials Incorporated common stock have been, or will be, offered the opportunity to convert such options into options to purchase shares of Associated Materials Holdings Inc. common stock, preferred stock or both. Selected employees of Associated Materials Incorporated may also receive new options to purchase shares of common stock of Associated Materials Holdings Inc. It is also expected that certain employees of Associated Materials Incorporated will have the right to require Associated Materials Holdings Inc. to repurchase their options and shares of stock of Associated Materials Holdings Inc. that have been purchased through the exercise of options upon the occurrence of specified events.

                          DESCRIPTION OF CAPITAL STOCK

     We amended our certificate of incorporation and bylaws following the consummation of the merger. The following is a summary description of our capital stock. The information contained herein is subject to the detailed provisions of our amended certificate of incorporation and bylaws.

     Under our amended certificate of incorporation, we will have the authority to issue 1,000 shares of common stock, par value $.01 per share.

     Holders of shares of common stock are entitled to one vote per share in the election of directors and all other matters submitted to a vote of stockholders. Holders of common stock have no redemption or conversion rights and no preemptive or other rights to subscribe for our securities. The outstanding shares of common stock are fully paid and non-assessable.

     All shares of common stock are entitled (1) to share equally in dividends from sources legally available therefor when, as and if declared by the Board of Directors, and (2) upon our dissolution, to receive pro rata any of our assets after the satisfaction of corporate liabilities.

     Payment of cash dividends is restricted by covenants in our new credit agreement and the indenture governing the notes.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

THE MERGER

THE MERGER AGREEMENT. On March 16, 2002, we, Simon Acquisition Corp. and Associated Materials Holdings Inc. (formerly known as Harvest/AMI Holdings Inc.) entered into an agreement and plan of merger pursuant to which Simon Acquisition Corp. commenced a tender offer to purchase all of the issued and outstanding shares of common stock of Associated Materials Incorporated, at a price of $50.00 per share, net to the seller in cash. Following the completion of the merger, Simon Acquisition Corp. merged into our company and we continued as the surviving corporation.

     The merger agreement contained customary representations and warranties by us to Simon Acquisition Corp. and Associated Materials Holdings Inc., as well as customary representations and warranties by Simon Acquisition Corp. and Associated Materials Holdings Inc. to us.

     The merger agreement provides that from and after the effective time of the merger, as the surviving corporation, we will indemnify and hold harmless each person who is now, at any time has been or becomes prior to the effective time of the merger, a director or officer of our company, and their heirs and personal representatives, against liabilities and expenses incurred in connection with any proceeding arising out of or pertaining to any action or omission occurring prior to the effective time of the merger (including, without limitation, any proceeding which arises out of or relates to the transactions contemplated by the merger agreement).

     Pursuant to the merger agreement, promptly following the commencement of the equity tender offer, we commenced a tender offer for our 9 1/4% senior subordinated notes and a solicitation of consents from holders of the existing notes to amend certain terms of the related indenture to facilitate the financings contemplated by the merger agreement, including the offering of the outstanding notes.

     On April 19, 2002, following our merger with Simon Acquisition Corp., we became a wholly owned subsidiary of Associated Materials Holdings Inc. As a result, Associated Materials Holdings Inc. has the right to appoint all of our directors.

NON-COMPETITION AGREEMENT. In connection with the execution of the merger agreement, Mr. William W. Winspear, who was our Chairman, President and Chief Executive Officer prior to the completion of the equity tender offer, entered into a non-competition agreement with us. Mr. Winspear has agreed that he will not directly or indirectly own, operate, manage, control, consult with, provide services for, or in any manner engage in the building products/siding and windows business or the electrical cable manufacturing business in competition with us within the United States for a period of three years beginning on the offer completion date, which we will refer to as the "restricted period." Mr. Winspear has also agreed that during the restricted period he will not directly or indirectly (1) induce any of our employees to leave our employ, (2) hire any person who is our employee, or (3) induce any customer, supplier, distributor or other person having a significant business relationship with us to cease doing business with us, or otherwise intentionally adversely interfere with such a relationship. Mr. Winspear retired from our company upon completion of the equity tender offer.

NON-SOLICITATION AGREEMENT. In connection with the execution of the merger agreement, Mr. Robert L. Winspear, who was our Vice President and Chief Financial Officer prior to the merger, entered into a non-solicitation agreement with us. Mr. Robert Winspear has agreed that he will not, directly or indirectly, for a period of two years following the completion of the equity tender offer: (1) induce any of our employees that was party to an employment or severance agreement with us on March 16, 2002 to leave our employ, (2) hire any such person, or (3) induce any customer, supplier, distributor or other person having a significant business relationship with us to cease doing business with us or otherwise intentionally adversely interfere with such a relationship.

TENDER AND VOTING AGREEMENT. In connection with the execution of the merger agreement, Mr. William W. Winspear, who, at the time, was the Chairman of the Board, President and Chief Executive Officer of Associated Materials Incorporated and who beneficially owned at the time of the merger agreement 3,097,242 shares of common stock of Associated Materials Incorporated, representing approximately 42% of the outstanding shares of common stock of Associated Materials Incorporated on a fully diluted basis, entered into a tender and voting agreement with Simon Acquisition Corp. and Associated Materials Holdings Inc. Mr. Winspear agreed to validly tender all of his shares and, until the termination of the tender and voting agreement, to vote or cause to be voted all of the shares which Mr. Winspear has the right to vote in favor of the merger and the approval of the terms of the merger agreement and in favor of each of the other transactions contemplated by the merger agreement, and against any other action that could adversely affect the transactions contemplated by the merger agreement. Mr. Winspear made customary representations and warranties relating to ownership of shares of Associated Materials Incorporated, power and authority, execution and delivery, no conflicts, no finder's fees, and reliance by Associated Materials Holdings Inc.

THE STOCKHOLDERS AGREEMENT

     The stockholders of Associated Materials Holdings Inc. have entered into a stockholders agreement which governs certain relationships among, and contains certain rights and obligations of, such stockholders. The stockholders agreement, among other things, (1) limits the ability of the stockholders to transfer their shares in Associated Materials Holdings Inc. except in certain permitted transfers as defined therein; (2) provides for certain tag-along obligations and certain bring-along rights; (3) provides for certain registration rights; and (4) provides for certain preemptive rights.

     The stockholders agreement provides that the parties thereto must vote their shares to elect a board of directors consisting of four persons designated by the stockholders who are affiliates of Harvest Partners, Inc., our chief executive officer, a person designated by PPM America Private Equity Fund, LP and a person designated by Weston Presidio Service Company, LLC. Pursuant to the stockholders agreement, Harvest Partners, Inc. will have the power to control the amendment of the certificate of incorporation of Associated Materials Holdings Inc., excluding changes that would disproportionately and adversely affect the rights of any stockholder (other than stockholders who are affiliates of Harvest Partners, Inc.). In addition, all stockholders of Associated Materials Holdings Inc. have granted the Harvest funds the right, in certain circumstances, to require such stockholders to sell their shares in Associated Materials Holdings Inc. in a sale of substantially all of the assets of Associated Materials Holdings Inc. or a majority of the common stock of Associated Materials Holdings Inc. or our company, to any party other than an affiliate of Harvest Partners, Inc.

     Pursuant to the stockholders agreement, the stockholders (other than stockholders that are affiliates of Harvest Partners, Inc.) are granted "tag-along" rights under which such stockholders have the option of participating in certain sales of capital stock of Associated Materials Holdings Inc. by the stockholders who are affiliates of Harvest Partners, Inc. at the same price and other terms as such affiliates.

     Pursuant to the stockholders agreement, the stockholders are entitled to certain rights with respect to registration under the Securities Act of certain shares held by them including, in the case of affiliates of Harvest Partners, Inc., certain demand registration rights. The stockholders agreement also provides for certain preemptive rights. Subject to certain conditions, the preemptive rights grant the right to purchase shares in a share issuance of Associated Materials Holdings Inc.

     The stockholders agreement provides that it shall terminate, except with respect to the registration rights of the stockholders, upon the closing of an underwritten registered public offering of common stock of Associated Materials Holdings Inc.

MANAGEMENT AGREEMENT

     We entered into a management agreement with Harvest Partners, Inc. Under the management agreement, Harvest Partners, Inc. will receive a one time fee of $5.0 million in connection with structuring and implementing the acquisition of our company. In addition, Harvest Partners, Inc. will provide us with financial advisory and strategic planning services. For these services, Harvest Partners, Inc. will receive an annual fee of $750,000, payable on a quarterly basis in advance, beginning on the date of execution of this agreement. The fee will be adjusted on a yearly basis in accordance with the U.S. Consumer Price Index. The agreement also provides that Harvest Partners, Inc. will receive transaction fees in connection with financings, acquisitions and divestitures of our company. Such fees will be a percentage of the applicable transaction. Harvest Partners, Inc. will be reimbursed by us for all out-of-pocket expenses. The management agreement has a term of five years from its date of execution and will automatically be renewed on a yearly basis, beginning in 2004, unless otherwise specified by Harvest Partners, Inc.

STOCK OPTIONS AND INVESTMENT OPPORTUNITY

     Mr. Caporale will be entering into an agreement with Associated Materials Holdings Inc. to convert his prior options to purchase shares of our common stock held immediately prior to the merger into options to purchase shares of preferred and common stock of Associated Materials Holdings Inc. with approximately the same aggregate exercise price and aggregate value, and on the same general terms and conditions, as his prior options. Mr. Caporale will receive new options to purchase shares of common stock of Associated Materials Holdings Inc. shortly after the consummation of the merger at a per share exercise price equal to the price per share paid by other equity investors of Associated Materials Holdings Inc. In addition, Mr. Caporale is offered the opportunity following the consummation of the merger and within three months thereafter to purchase shares of common and preferred stock of Associated Materials Holdings Inc. with an aggregate value of not more than one times his annual base salary at the same price per share paid by, and on substantially the same terms as, other equity investors of Associated Materials Holdings Inc.

REPURCHASE OF CLASS B COMMON STOCK

     On April 29, 2001, we repurchased 1,000,000 shares of our Class B common stock from the Prudential Insurance Company of America and its wholly owned subsidiary, PCG Finance Company II, LLC. The purchase price was $19.50 per share of Class B common stock, or $19,500,000 in the aggregate. We financed this stock repurchase through available cash and borrowings under our existing bank credit facility. Following the purchase, Prudential and PCG converted their remaining 550,000 shares of Class B common stock into 550,000 shares of common stock. We retired all 1,550,000 previously authorized shares of Class B common stock.

RELOCATION LOAN

     In connection with his joining us, Mr. Caporale moved to the Akron, Ohio area, where our Alside division is located. As part of his relocation benefits, on November 16, 2000, we made a non-interest bearing loan to Mr. Caporale in the amount of $270,407 for the purchase of a new home. Mr. Caporale repaid this loan in full on February 16, 2001.

AMERCABLE

     On June 24, 2002, we completed the sale of our AmerCable division to AmerCable Incorporated, a newly-formed entity controlled by members of AmerCable management and Wingate Partners III, L.P., for net proceeds of approximately $28.3 million in cash and the assumption of certain liabilities pursuant to an asset purchase agreement dated as of the same date. Robert F. Hogan, Jr., president and chief executive officer of our AmerCable division and vice president of our company prior to the sale, will be the president, chief executive officer and chairman of the board of AmerCable Incorporated.

                             PRINCIPAL STOCKHOLDERS

     We are a wholly owned subsidiary of Associated Materials Holdings Inc. The capital stock of Associated Materials Holdings Inc. consists of preferred stock, par value $0.01 per share (the "preferred stock"), class A common stock, par value $0.01 per share (the "class A common stock") and class B non-voting common stock, par value $0.01 per share ("class B common stock" and collectively with the class A common stock, the "common stock"). The preferred stock is senior in right of payment to the common stock. Holders of preferred stock have no voting rights except as required by law. Harvest Funds (as defined in footnote 3 below) owns approximately 30.7% of the voting stock of Associated Materials Holdings Inc. and is party to a stockholders agreement dated as of March 22, 2002, regarding the ownership and voting of the common stock of Associated Materials Holdings Inc. By virtue of such stock ownership and stockholders agreement, Harvest Funds will have the ability to control the Board of Directors of Associated Materials Holdings Inc.

     The following table sets forth certain information as of June 28, 2002 regarding the beneficial ownership of:

     - Harvest Funds in Associated Materials Holdings Inc.;

     - the directors and named executive officers of our company; and

     - all executive officers and directors of our company as a group.

     We determined beneficial ownership in accordance with the rules of the Commission, which generally require inclusion of shares over which a person has voting or investment power. Share ownership in each case includes shares that may be acquired within sixty days through the exercise of any options. Except as otherwise indicated, the address for each of the named individuals is c/o Associated Materials Incorporated, 280 Park Avenue, New York, New York 10017.

                                 CLASS A COMMON STOCK       PREFERRED STOCK         VOTING SECURITIES
                                ----------------------   ----------------------   ----------------------
                                NUMBER OF                NUMBER OF                NUMBER OF
                                 SHARES     PERCENTAGE    SHARES     PERCENTAGE    SHARES     PERCENTAGE
                                ---------   ----------   ---------   ----------   ---------   ----------
Harvest Funds(1)(2)(3)........   500,000       30.7%      450,000       30.3%      500,000       30.7%
Ira D. Kleinman(4)............   500,000       30.7%      450,000       30.3%      500,000       30.7%
Michael J. Caporale, Jr.
  (5).........................    51,255        3.1%       46,415        3.0%       51,255        3.1%
D. Keith LaVanway(6)..........     8,992          *         4,678          *         8,992          *
Thomas W. Arenz(7)............   500,000       30.7%      450,000       30.3%      500,000       30.7%
Jonathan C. Angrist(8)........        --         --            --         --            --         --
All directors and executive
  officers as a group (5
  persons)....................   560,247       33.2%      501,093       32.7%      560,247       33.2%

---------------

  * Less than 1%.

(1) Associated Materials Holdings Inc. is controlled by Harvest Funds, by reason of their collective right to designate a majority of the members of the board of directors of Associated Materials Holdings Inc. Harvest Funds are Harvest Partners III, L.P., Harvest Partners III Beteilingungsgesellschaft Burgerlichen Rechts (mit Haftungsbeschrankung) ("Harvest Partners III, GbR"), Harvest Partners IV, L.P. and Harvest Partners IV GmbH & Co. KG ("Harvest Partners IV KG"). Harvest Associates III, L.L.C., which has six members, is the general partner of Harvest Partners III, L.P. and Harvest Partners III, GbR. Harvest Associates IV, L.L.C., which has six members, is the general partner of Harvest Partners IV, L.P. and Harvest Partners IV KG. Harvest Partners, Inc. provides management services for Harvest Associates III, L.L.C. in connection with Harvest Partners III, L.P. and Harvest Partners III, GbR and for Harvest Associates IV, L.L.C. in connection with Harvest Partners IV, L.P. and Harvest Partners IV KG.

(2) Includes 131,978 shares of common stock and 118,780 shares of preferred stock owned by Harvest Partners III, L.P. and 18,022 shares of common stock and 16,220 shares of preferred stock owned by

    Harvest Partners III, GbR for each of which Harvest Associates III,
    L.L.C. is the general partner. Harvest Funds may hold two classes of preferred stock or notes convertible into preferred stock. Harvest Associates III, L.L.C. has six members, each of whom has equal voting rights and who may be deemed to share beneficial ownership of the shares of common stock of Associated Materials Incorporated. The six members are Ira Kleinman, Harvey Mallement, Stephen Eisenstein, Harvey Wertheim, William Kane and Thomas Arenz. Mr. Kleinman and Mr. Mallement are on our board of directors. Each of Messrs. Kleinman, Mallement, Eisenstein, Wertheim, Kane and Arenz disclaims beneficial ownership of the shares of common stock owned by Harvest Partners III, L.P. and Harvest Partners III GbR.

(3) Includes 273,000 shares of common stock and 245,700 shares of common stock owned by Harvest Partners IV, L.P. and 77,000 shares of common stock and 69,300 shares of preferred stock owned by Harvest Partners IV GmbH & Co. KG or Harvest Partners IV KG, for each of which Harvest Associates IV, L.L.C. is the general partner. Harvest Associates IV, L.L.C. has six members, each of whom has equal voting rights and who may be deemed to share beneficial ownership of the shares of common stock of Associated Materials Incorporated beneficially owned by it. The six members are Ira Kleinman, Harvey Mallement, Stephen Eisenstein, Harvey Wertheim, William Kane and Thomas Arenz. Mr. Kleinman and Mr. Mallement are on our board of directors. Each of Messrs. Kleinman, Mallement, Eisenstein, Wertheim, Kane and Arenz disclaims beneficial ownership of the shares of common stock owned by Harvest Partners IV, L.P., Harvest Partners IV KG. Harvest Partners III, L.P., Harvest Partners III GbR, Harvest Partners IV, L.P. and Harvest Partners IV KG are collectively referred to as the "Harvest Funds." The address of the named entities is 280 Park Avenue, 33rd Floor, New York, New York 10017.

(4) Includes shares of class A common stock and preferred stock owned by Harvest Partners III, L.P. and shares of class A common stock and preferred stock owned by Harvest Partners III GbR, for each of which Harvest Associates III, L.L.C. is the general partner. Also includes shares of class A common stock and preferred stock owned by Harvest Partners IV, L.P. and Harvest Partners IV KG, for each of which Harvest Partners IV, L.L.C. is the general partner. Mr. Kleinman is a member of Harvest Associates, III, L.L.C. and Harvest Partners IV, L.L.C. and may be deemed to share beneficial ownership of the shares of common stock of Associated Materials Incorporated beneficially owned by them. Mr. Kleinman disclaims beneficial ownership of common shares owned by Harvest Partners III, L.P., Harvest Partners III GbR, Harvest Partners IV, L.P. and Harvest Partners IV KG.

(5) Includes options to purchase 51,255 shares of class A common stock and 46,415 shares of preferred stock. This reflects the intended conversion of options held by Mr. Caporale to purchase shares of common stock of Associated Materials Incorporated prior to the merger into options to purchase shares of common and preferred stock of Associated Materials Holdings Inc.

(6) Includes options to purchase 8,992 shares of class A common stock and 4,678 shares of preferred stock. This reflects the intended conversion of options held by Mr. LaVanway to purchase shares of common stock of Associated Materials Incorporated prior to the merger into options to purchase shares of common and preferred stock of Associated Materials Holdings Inc.

(7) Includes shares of class A common stock and preferred stock owned by Harvest Partners III, L.P. and shares of class A common stock and preferred stock owned by Harvest Partners III GbR, for each of which Harvest Associates III, L.L.C. is the general partner. Also includes shares of class A common stock and preferred stock owned by Harvest Partners IV, L.P. and Harvest Partners IV KG, for each of which Harvest Partners IV, L.L.C. is the general partner. Mr. Arenz is a member of Harvest Associates, III, L.L.C. and Harvest Partners IV, L.L.C. and may be deemed to share beneficial ownership of the shares of common stock of Associated Materials Incorporated beneficially owned by them. Mr. Arenz disclaims beneficial ownership of common shares owned by Harvest Partners III, L.P., Harvest Partners III GbR, Harvest Partners IV, L.P. and Harvest Partners IV KG.

(8) Mr. Angrist is a director of our company.

None of Harvest Funds, the directors or the executive officers owns shares of class B common stock.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

NEW CREDIT FACILITY

     The new credit facility provides for the following:

          (1) a seven year $125 million term loan which was drawn at closing to finance the transactions, and

          (2) a five year $40 million revolving credit facility, which includes letters of credit (subject to a $10 million sublimit), which may be used for, among other things, general corporate purposes including working capital.

     The term loan will amortize beginning six months after closing in quarterly installments over the six and one-half year amortization period in an aggregate amount equal to 1% annually for the first five and one-half years of such amortization period with the balance to be paid in the final year in four equal installments.

     UBS Warburg LLC and Credit Suisse First Boston act as joint-lead arrangers, UBS AG, Stamford Bank acts as administrative agent, Credit Suisse First Boston acts as syndication agent and CIBC World Markets Corp. acts as documentation agent for the syndicate of lenders providing the new credit facility.

     Subject to certain exceptions, the new credit facility requires mandatory repayments and mandatory reductions thereunder with the proceeds from (1) asset sales, (2) the issuance of debt and equity securities, (3) insurance and condemnation awards and (4) annual excess cash flow. Voluntary prepayments of the new credit facility will be permitted at any time, subject to certain notice requirements and to the payment of certain losses and expenses suffered by the lenders as a result of the prepayment of "Eurodollar Loans" (as defined in the new credit facility) prior to the end of the applicable interest period.

     The new credit facility bears interest at the sum of the (1) applicable margin and (2) at our option, either the "Alternate Base Rate" (as defined in the new credit facility) or the "Eurodollar Rate" (as defined in the new credit facility). The Alternate Base Rate will be the higher of (1) the rate that UBS AG, Stamford Branch announces from time to time as its prime commercial lending rate, as in effect from time to time and (2) one-half of 1% in excess of the federal funds rate, as published by the Federal Reserve Bank of New York. The applicable interest margin is initially a percentage per annum equal to (1) in the case of the term loans maintained as (a) Alternate Base Rate Loans (as defined in the new credit facility), 2.50%, and (b) Eurodollar Loans (as defined in the new credit facility), 3.50% and (2) in the case of revolving loans maintained as (a) Base Rate Loans, 2.00%, and (b) Eurodollar Loans, 3.00%, in each case with respect to revolving loans subject to adjustments based on certain levels of financial performance.

     With respect to Eurodollar Loans, (1) we may elect interest periods of 1, 2, 3, 6 or, if available, 9 or 12 months and (2) interest will be payable in arrears at the earlier of (a) the end of an applicable interest period and (b) quarterly. With respect to Alternate Base Rate Loans, interest will be payable quarterly on the last business day of each fiscal quarter. Additionally, we will pay a commitment fee in an amount equal to 0.50% per annum on the daily average unused portion of the new credit facility, subject to adjustments based on certain levels of financial performance.

     The new credit facility contains certain covenants, including, without limitation, restrictions on:

     - debt and liens;

     - the sale of assets;

     - mergers, acquisitions and other business combinations;

     - voluntary prepayment of certain debt (including the notes);

     - transactions with affiliates;

     - capital expenditures;

     - leases;

     - loans and investments, as well as prohibitions on the payment of cash dividends to, or the repurchase on redemption of stock from, stockholders; and

     - various financial covenants.

     The new credit facility contains customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, cross-default and cross-acceleration to certain other debt, certain events of bankruptcy and insolvency, certain events under the Employee Retirement Income Security Act of 1974, as amended, material judgments, actual or asserted failure of any guaranty or security document supporting the new credit facility to be in full force and effect and change of control. If such a default occurs, the lenders under the new credit facility would be entitled to take various actions, including all actions permitted to be taken by a secured creditor, the acceleration of amounts due under the new credit facility and requiring that all such amounts be immediately paid in full.

     All obligations under the new credit facility are jointly and severally guaranteed by Associated Materials Holdings Inc. and all of our direct and indirect wholly owned domestic subsidiaries. The debt under the new credit facility is secured by a pledge of our capital stock and the capital stock of our subsidiaries (but not to exceed 66 2/3 of the voting stock of foreign subsidiaries), and a perfected lien and security interest in substantially all of our owned real and personal assets (tangible and intangible) and the owned real and personal assets (tangible and intangible) of Associated Materials Holdings Inc. and each of our direct and indirect wholly owned domestic subsidiaries. Our future wholly owned domestic subsidiaries will be required to guarantee the new credit facility and to secure such guarantee with substantially all of their owned real and personal assets (tangible and intangible).

     The new credit facility, including the terms and conditions described above, is subject to modification, amendment and waiver by the parties thereto.

OUR 9 1/4% SENIOR SUBORDINATED NOTES

     We currently have outstanding senior subordinated notes due March 1, 2008. The principal amount of these senior subordinated notes bears annual interest at 9 1/4%. These existing notes are governed by an indenture between us and Bank of New York Trust Company of Florida, N.A. (formerly U.S. Trust Company of Texas, N.A.).

     We commenced a tender offer and consent solicitation to purchase all of our $75 million outstanding 9 1/4% notes and to receive consents from holders of such notes to amend the terms of the indenture governing such notes. The debt tender offer expired on April 18, 2002. Approximately $74 million aggregate principal amount of the 9 1/4% notes were tendered. We amended the indenture governing the 9 1/4% notes to remove substantially all the restrictive covenants pursuant to a supplemental indenture dated as of April 4, 2002.

     Subsequent to the merger, we commenced a change of control offer pursuant to the indenture governing the 9 1/4% notes to purchase the 9 1/4% notes not tendered in the debt tender offer. The change of control offer expired on June 21, 2002 and approximately $0.1 million aggregate principal amount of such notes was tendered and accepted. We intend to discharge the remaining approximately $0.9 million outstanding 9 1/4% notes pursuant to the indenture governing such notes. We may also, from time to time, purchase such notes through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may determine. We expect that all discharged notes will be redeemed on or after March 1, 2003 at 104.625% of the principal amount of such notes ($1,046.25 per $1,000 principal amount of such notes), plus accrued and unpaid interest, if any, to the date of purchase.

AMERCORD INC. GUARANTEE

     In connection with the recapitalization of Amercord Inc. in November 1999, we guaranteed a $3.0 million note secured by Amercord Inc.'s real property. To date, the lender has not requested us to make payment under the guaranty. Should the guaranty be exercised by Amercord Inc.'s lender, we and Ivaco Inc., another stockholder of Amercord Inc., have the option to assume the loan. Ivaco Inc. has indemnified us for 50% of any loss under the guaranty up to $1.5 million. Based on a third party appraisal of Amercord Inc.'s real property, we believe that we are adequately secured under our guaranty of the $3.0 million Amercord Inc. note such that no losses are anticipated with respect to this guaranty.

                            DESCRIPTION OF THE NOTES

     We issued the outstanding notes under an indenture (the "Indenture") among us and Wilmington Trust Company, as trustee, in a private transaction that was exempt from the registration requirements of the Securities Act. We will issue the exchange notes under the same indenture. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. A copy of the Indenture has been filed as an exhibit to this exchange offer registration statement. As used in this section, the term "Notes" refers collectively to the outstanding notes and the exchange notes, and the term "Company" refers only to Associated Materials Incorporated ("Associated Materials"), and does not refer to any of our subsidiaries.

     Certain terms used in this description are defined under the subheading "-- Certain Definitions."

     The terms of the outstanding notes and the exchange notes are identical, both of which are governed by the Indenture described herein. The following description is only a summary of the material provisions of the Indenture. We urge you to read the Indenture, because it, not this description, defines your rights as holders of these Notes. You may request copies of this agreement at our address set forth under the heading "Available Information."

BRIEF DESCRIPTION OF THE NOTES

THE NOTES

     - are unsecured senior subordinated obligations of the Company;

     - are subordinated in right of payment to all existing and future Senior Indebtedness of the Company;

     - are senior in right of payment to any future Subordinated Obligations of the Company; and

     - are subject to registration with the SEC pursuant to the Registration Rights Agreement.

EACH SUBSIDIARY GUARANTY

     - unconditionally guarantees the obligations of the Company under the Notes; and

     - is a senior subordinated obligation of the relevant Subsidiary Guarantor.

PRINCIPAL, MATURITY AND INTEREST

     The Company issued the Notes initially with a maximum aggregate principal amount of $165.0 million. The Company issued the Notes in denominations of $1,000 and any integral multiple of $1,000. The Notes will mature on April 15, 2012. Subject to our compliance with the covenant described under the subheading "-- Certain Covenants -- Limitation on Indebtedness," we are permitted to issue more Notes under the Indenture in an unlimited aggregate principal amount (the "Additional Notes"). The Notes and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this "Description of the Notes," references to the Notes include any Additional Notes actually issued.

     Interest on these Notes will accrue at the rate of 9 3/4% per annum and will be payable semiannually in arrears on April 15 and October 15, commencing on October 15, 2002. We will make each interest payment to the holders of record of these Notes on the immediately preceding April 1 and October 1.

     Interest on these Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     Additional interest may accrue on the Notes in certain circumstances pursuant to the Registration Rights Agreement.

OPTIONAL REDEMPTION

     Except as set forth below, we will not be entitled to redeem the Notes at our option prior to April 15, 2007.

     On and after April 15, 2007, we will be entitled at our option to redeem all or a portion of these Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued interest to the redemption date (subject to the right of Holders of record on the related record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on April 15 of the years set forth below:

PERIOD                                                         REDEMPTION PRICE
------                                                         ----------------
2007........................................................       104.875%
2008........................................................       103.250
2009........................................................       101.625
2010 and thereafter.........................................       100.000%

     In addition, before April 15, 2005, we may at our option on one or more occasions redeem Notes (which includes Additional Notes, if any) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the Notes (which includes Additional Notes, if any) at a redemption price (expressed as a percentage of principal amount) of 109.75%, plus accrued and unpaid interest to the redemption date with the net cash proceeds from one or more Equity Offerings (provided that if the Equity Offering is an offering by Associated Materials Holdings, Inc. ("Parent"), a portion of the net cash proceeds thereof equal to the amount required to redeem any such Notes is contributed to the equity capital of the Company); provided that

          (1) at least 65% of such aggregate principal amount of Notes (which includes Additional Notes, if any) remains outstanding immediately after the occurrence of each such redemption (other than Notes held, directly or indirectly, by the Company or its Affiliates); and

          (2) each such redemption occurs within 90 days after the date of the related Equity Offering.

REDEMPTION UPON A CHANGE OF CONTROL

     At any time on or prior to April 15, 2007, the Notes may also be redeemed, in whole but not in part, at the option of the Company upon the occurrence of a Change of Control, notice of which is sent no later than 30 days after the occurrence of such Change of Control by notice mailed by first-class mail to each Holder's registered address, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued but unpaid interest, if any, to, the date of redemption (the "Change of Control Redemption Date").

     "Applicable Premium" means, with respect to a Note at any Change of Control Redemption Date, the greater of:

          (1) 1.0% of the principal amount of such Note; or

          (2) the excess of

             (a) the present value at such time of:

                (x) the redemption price of such Note at April 15, 2007 (such redemption price being described under "-- Optional Redemption"), plus

                (y) all required interest payments (excluding accrued but unpaid interest) due on such Note through April 15, 2007 computed using a discount rate equal to the Treasury Rate plus 50 basis points, over

             (b) the principal amount of such Note.

     "Treasury Rate" means the yield to maturity at the Change of Control Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) which has become publicly available at least two Business Days prior to the Change of Control Redemption Date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the Change of Control Redemption Date to April 15, 2007, provided, however, that if the period from the Change of Control Redemption Date to April 15, 2007 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the Change of Control Redemption Date to April 15, 2007 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

SELECTION AND NOTICE OF REDEMPTION

     If we are redeeming less than all the Notes at any time, the Trustee will select Notes to be redeemed on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

     We will redeem Notes of $1,000 or less in whole and not in part. Except as required under "-- Escrow of Proceeds; Mandatory Redemption," we will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address.

     If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. We will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

MANDATORY REDEMPTION; OFFERS TO PURCHASE; OPEN MARKET PURCHASES

     Except as set forth above under "-- Change of Control" and "Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock," we are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. We may at any time and from time to time purchase Notes in the open market or otherwise.

SUBSIDIARY GUARANTIES

     Each Subsidiary Guarantor will jointly and severally guarantee, on an unsecured senior subordinated basis, our obligations under these Notes. The obligations of each Subsidiary Guarantor under its Subsidiary Guaranty will be limited as necessary to prevent the guarantee of that Subsidiary Guaranty from constituting a fraudulent conveyance under applicable law. See "Risk
Factors -- The guarantees may be voided under specific legal circumstances."

     Each Subsidiary Guarantor that makes a payment under its Subsidiary Guaranty will be entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Subsidiary Guarantor in an amount equal to such other Subsidiary Guarantor's pro rata portion of such payment based on the respective net assets of all the Subsidiary Guarantors at the time of such payment determined in accordance with GAAP.

     If a Subsidiary Guaranty were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Subsidiary Guarantor, and, depending on the amount of such indebtedness, a Subsidiary Guarantor's liability on its Subsidiary

Guaranty could be reduced to zero. See "Risk Factors -- The guarantees may be voided under specific legal circumstances."

     Pursuant to the Indenture, a Subsidiary Guarantor may consolidate with, merge with or into or transfer all or substantially all its assets to any other Person to the extent described below under "-- Certain Covenants -- Merger and Consolidation"; provided, however, that if such other Person is not the Company, such Subsidiary Guarantor's obligations under its Subsidiary Guaranty must be expressly assumed by such other Person, unless such merger or transfer occurs as part of an Asset Disposition of such Subsidiary Guarantor in accordance with the applicable provisions of the Indenture.

          The Subsidiary Guaranty of a Subsidiary Guarantor will be released

          (1) upon the sale or other disposition (including by way of consolidation or merger) of a Subsidiary Guarantor;

          (2) upon the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor;

          (3) if the Company properly designates any Restricted Subsidiary that is a Subsidiary Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture; or

          (4) at such time as such Subsidiary Guarantor no longer Guarantees or otherwise has outstanding any other Indebtedness of the Company or another Subsidiary Guarantor;

in the case of paragraphs (1) and (2), other than to the Company or an Affiliate of the Company and as permitted by the Indenture.

RANKING

SENIOR INDEBTEDNESS VERSUS NOTES

     The payment of the principal of, premium, if any, and interest on the Notes and the payment of any Guaranty and all other Subordinated Note Obligations will be subordinate in right of payment to the prior payment in full in cash or cash equivalents of all Senior Indebtedness of the Company or the relevant Subsidiary Guarantor, including all Bank Indebtedness of the Company and such Subsidiary Guarantor under the Credit Agreement.

     As of March 31, 2002, after giving effect to the Transactions and the sale of the Company's AmerCable division, the Company and its Subsidiary would have had $98.7 million of Senior Indebtedness all of which is secured.

     In addition, the Company would have had additional availability of $37.4 million for borrowing of Senior Indebtedness under the Credit Agreement after completion of the Transactions and the sale of the Company's AmerCable division.

     Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and the Subsidiary Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See "-- Certain Covenants -- Limitation on Indebtedness."

OTHER SENIOR SUBORDINATED INDEBTEDNESS VERSUS NOTES

     Only Indebtedness of the Company or a Subsidiary Guarantor that is Senior Indebtedness will rank senior to the Notes and the relevant Guaranty in accordance with the provisions of the Indenture. The Notes and each Subsidiary Guaranty will in all respects rank pari passu with all other Senior Subordinated Indebtedness of the Company and the relevant Subsidiary Guarantor, respectively.

     We and the Subsidiary Guarantors have agreed in the Indenture that we and they will not Incur, any Indebtedness that is contractually subordinate or junior in right of payment to our Senior Indebtedness or the Senior Indebtedness of such Subsidiary Guarantors, unless such Indebtedness is Senior Subordinated Indebtedness of the applicable Person or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of such person. The Indenture does not treat unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured.

PAYMENT OF NOTES

     We are not permitted to pay principal of, premium, if any, or interest on the Notes or pay any other Subordinated Note Obligation or make any deposit pursuant to the provisions described under "-- Defeasance" below and may not purchase, redeem or otherwise retire any Notes (collectively, "pay the Notes") if either of the following occurs (a "Payment Default")

          (1) any Designated Senior Indebtedness of the Company is not paid in full in cash when due; or

          (2) any other default on Designated Senior Indebtedness of the Company occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms;

unless, in either case, the Payment Default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been paid in full according to its terms. Regardless of the foregoing, we are permitted to pay the Notes if we and the Trustee receive written notice approving such payment from the Representatives of all Designated Senior Indebtedness with respect to which the Payment Default has occurred and is continuing.

     During the continuance of any default (other than a Payment Default) with respect to any Designated Senior Indebtedness of the Company pursuant to which the maturity thereof may be accelerated without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, we will not be permitted to pay the Notes for a period (a "Payment Blockage Period") commencing upon the receipt by the Trustee (with a copy to us) of written notice (a "Blockage Notice") of such default from the Representative of the Bank Indebtedness or, if no Bank Indebtedness is outstanding, the Representative of such other Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter. The Payment Blockage Period will end earlier if such Payment Blockage Period is terminated

          (1) by written notice to the Trustee and us from the Person or Persons who gave such Blockage Notice;

          (2) because the default giving rise to such Blockage Notice is cured, waived or otherwise no longer continuing; or

          (3) because such Designated Senior Indebtedness has been discharged or repaid in full according to its terms.

     Notwithstanding the provisions described above, unless a Payment Default exists, we are permitted to resume paying the Notes after the end of such Payment Blockage Period. The Notes shall not be subject to more than one Payment Blockage Period in any consecutive 360-day period irrespective of the number of defaults with respect to our Designated Senior Indebtedness during such period.

     Upon any payment or distribution upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Company or its property,

          (1) the holders of Senior Indebtedness of the Company will be entitled to receive payment in full in cash or cash equivalents of such Senior Indebtedness before the holders of the Notes are entitled to receive any payment;

          (2) until the Senior Indebtedness of the Company is paid in full in cash or cash equivalents, any payment or distribution to which holders of the Notes would be entitled but for the subordination provisions of the Indenture will be made to holders of such Senior Indebtedness as their interests may appear, except that holders of Notes may receive certain Capital Stock and subordinated debt obligations; and

          (3) if a distribution is made to holders of the Notes that, due to the subordination provisions, should not have been made to them, such holders of the Notes are required to hold it in trust for the holders of Senior Indebtedness of the Company and pay it over to them as their interests may appear.

     If payment of the Notes is accelerated because of an Event of Default, the Company or the Trustee must promptly notify the holders of Designated Senior Indebtedness of the Company or the Representative of such Designated Senior Indebtedness of the acceleration. If any Designated Senior Indebtedness of the Company is outstanding, neither the Company nor any Subsidiary Guarantor may pay the Notes until five Business Days after the Representatives of all the issues of such Designated Senior Indebtedness receive notice of such acceleration and, thereafter, may pay the Notes only if the Indenture otherwise permits payment at that time.

     The obligations of a Subsidiary Guarantor under its Subsidiary Guaranty are senior subordinated obligations. As such, the rights of holders of the Notes to receive payment by a Subsidiary Guarantor pursuant to a Subsidiary Guaranty will be subordinated in right of payment to the rights of holders of Senior Indebtedness of such Subsidiary Guarantor. The terms of the subordination provisions described above with respect to the Company's obligations under the Notes apply equally to a Subsidiary Guarantor and the obligations of such Subsidiary Guarantor under the Subsidiary Guaranty.

     By reason of the subordination provisions contained in the Indenture, in the event of a liquidation or insolvency proceeding, creditors of the Company or a Subsidiary Guarantor who are holders of Senior Indebtedness of the Company or a Subsidiary Guarantor, as the case may be, may recover more, ratably, than the holders of the Notes, and creditors of ours who are not holders of Senior Indebtedness may recover less, ratably, than holders of our Senior Indebtedness and may recover more, ratably, than the holders of the Notes.

     The terms of the subordination provisions described above will not apply to payments from money or the proceeds of U.S. Government Obligations held in trust by the Trustee for the payment of principal of and interest on the Notes pursuant to the provisions described under "-- Defeasance."

CHANGE OF CONTROL

     Upon the occurrence of any of the following events (each, a "Change of Control"), each Holder shall have the right to require that the Company purchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date):

          (1) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than (directly or indirectly) one or more Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), except that such person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, and except that any Person that is deemed to have beneficial ownership of shares solely as the result of being part of a group pursuant to Rule 13d-5(b)(1) of the Exchange Act shall be deemed not to have beneficial ownership of any shares held by a Permitted Holder forming a part of such group), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company; provided, however, that the Permitted Holders beneficially own (as defined in Rules 13d-3 and 13d-5 the Exchange Act), directly or indirectly, in the aggregate, a lesser percentage of the total voting power of the Voting Stock of the Company than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Company (for the purposes of this clause (1), such other person shall be deemed to beneficially own any Voting Stock of a specified person held by a parent entity, if such other person is the beneficial owner (as defined in this provision), directly or indirectly, of more than 35% of the voting power of the Voting Stock of such parent entity and the Permitted Holders beneficially own (as defined in this provision), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent entity and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of such parent entity);

          (2) individuals who after the first board meeting after the consummation of the Merger constituted the Board of Directors of Parent or the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Parent or the Company was approved by a vote of a majority of the directors of the Parent or the Company then still in office who were either directors after the first board meeting after the consummation of the Merger or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of Parent or the Company then in office;

          (3) the adoption of a plan relating to the liquidation or dissolution of the Company; or

          (4) the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company to another Person (other than a Person that is controlled by the Permitted Holders), and, in the case of any such merger or consolidation, the securities of the Company that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Stock of the Company are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving corporation that represent immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving corporation.

     Within 30 days following any Change of Control, unless we have exercised our option to redeem all the Notes as described under "Redemption Upon a Change of Control", we will mail a notice to each Holder with a copy to the Trustee (the "Change of Control Offer") stating

          (1) that a Change of Control has occurred and that such Holder has the right to require us to purchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

          (2) the circumstances and relevant facts regarding such Change of Control;

          (3) the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

          (4) the instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow in order to have its Notes purchased.

     If the terms of the Credit Agreement or any other Senior Indebtedness prohibit the Company from making a Change of Control Offer or from purchasing the Notes pursuant thereto, prior to the mailing of the notice to noteholders described in the preceding paragraph, but in any event within 30 days following any Change of Control, the Company covenants to:

          (1) repay in full all Indebtedness outstanding under the Credit Agreement and such other Senior Indebtedness or offer to repay in full all such Indebtedness and repay the Indebtedness of each lender who has accepted such offer; or

          (2) obtain the requisite consent under the Credit Agreement and such other Senior Indebtedness to permit the purchase of the Notes as described above.

     The Company must first comply with the covenant described above before it will be required to purchase Notes in the event of a Change of Control; provided, however, that the Company's failure to comply with the covenant described in the preceding sentence or to make a Change of Control Offer because of any such failure shall constitute a Default described in clause (4) under "-- Defaults" below (and not under clause (2) thereof). As a result of the foregoing, a holder of the Notes may not be able to compel the Company to purchase the Notes unless the Company is able at the time to refinance all

Indebtedness outstanding under the Credit Agreement or obtain requisite consents under the Credit Agreement.

     We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

     We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the covenant described hereunder by virtue of our compliance with such securities laws or regulations.

     The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Company and the Initial Purchasers. The Company does not have the present intention to engage in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future.

     Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenant described under "-- Certain Covenants -- Limitation on Indebtedness." Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

     The Credit Agreement will prohibit us from purchasing any Note and will also provide that the occurrence of certain change of control events with respect to the Company would constitute a default thereunder. In the event a Change of Control occurs at a time when we are prohibited from purchasing Notes, we may seek the consent of our lenders to the purchase of Notes or may attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we will remain prohibited from purchasing Notes. In such case, our failure to offer to purchase Notes would constitute a Default under the Indenture, which would, in turn, constitute a default under the Credit Agreement. In such circumstances, the subordination provisions in the Indenture would likely restrict payment to holders of notes.

     Future Indebtedness that we may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such Indebtedness upon a Change of Control. Moreover, the exercise by the Holders of their right to require us to repurchase the Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders of Notes following the occurrence of a Change of Control may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

     The definition of "Change of Control" includes a disposition of all or substantially all of the assets of the Company to any Person. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of "all or substantially all" of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Notes may require the Company to make an offer to repurchase the Notes as described above.

     The provisions under the Indenture relative to our obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

CERTAIN COVENANTS

     The Indenture contains covenants including, among others, the following:

LIMITATION ON INDEBTEDNESS

     (a) The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company and its Restricted Subsidiaries will be entitled to Incur Indebtedness (including Additional Notes issued after the Issue Date) if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, no Default has occurred and is continuing and the Consolidated Coverage Ratio exceeds 2 to 1.

     (b) Notwithstanding the foregoing paragraph (a), the Company and the Restricted Subsidiaries will be entitled to Incur any or all of the following Indebtedness ("Permitted Indebtedness"):

          (1) Indebtedness Incurred by the Company and its Restricted Subsidiaries pursuant to the Credit Agreement; provided, however, that, immediately after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (1) and then outstanding does not exceed the greater of (A) $165.0 million less the sum of all mandatory principal payments with respect to such Indebtedness pursuant to paragraph (a)(3)(A) of the covenant described under "-- Limitation on Sales of Assets and Subsidiary Stock" (which principal payments in the case of revolving loans are accompanied by a corresponding permanent commitment reduction) and (B) the sum of (x) 65% of the book value of the inventory of the Company and its Restricted Subsidiaries and
     (y) 85% of the book value of the accounts receivable of the Company and its Restricted Subsidiaries;

          (2) Indebtedness owed to and held by the Company or a Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or a Restricted Subsidiary or to the holder of a Lien permitted under the Indenture) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon and (B) if the Company is the obligor on such Indebtedness and the holders of Bank Indebtedness do not have a security interest therein or the obligee is a Restricted Subsidiary that is not a Guarantor, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes;

          (3) the Notes, the Exchange Notes and related Guarantees (other than any Additional Notes);

          (4) Indebtedness outstanding on the Issue Date and/or the Merger Date (other than Indebtedness described in clause (1) or (3) of this covenant);

          (5) Refinancing Indebtedness;

          (6) Hedging Obligations of the Company or any Restricted Subsidiary not for the purpose of speculation;

          (7) obligations in respect of letters of credit, performance, bid, surety, appeal and other similar bonds and completion guarantees, payment obligations in connection with self-insurance or similar requirements provided by the Company or any Restricted Subsidiary in the ordinary course of business;

          (8) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however,that such Indebtedness is extinguished within five Business Days of its Incurrence;

          (9) Indebtedness (including Capital Lease Obligations) Incurred by the Company or any of its Restricted Subsidiaries to finance the purchase, lease, construction or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) within 180 days after such purchase, lease or improvement in an aggregate principal amount which, when added together with the amount of Indebtedness Incurred pursuant to this clause (9) and then outstanding, does not exceed $5.0 million (including any Refinancing Indebtedness with respect thereto);

          (10) Indebtedness Incurred and outstanding on or prior to the date on which such Person was acquired by the Company or any Restricted Subsidiary or assumed by the Company or a Restricted Subsidiary at the time of acquisition of all or any portion of the assets (or any business or product line of another Person) (other than Indebtedness Incurred in connection with or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Restricted Subsidiary or was acquired by the Company); provided, however, at the time of such acquisition and after giving effect thereto, the aggregate principal amount of all Indebtedness Incurred pursuant to this clause (10) and then outstanding does not exceed $5.0 million;

          (11) any Guarantee (including the Subsidiary Guaranties) by the Company or a Restricted Subsidiary of Indebtedness or other obligations of the Company or any of its Restricted Subsidiaries so long as the Incurrence of such Indebtedness by the Company or such Restricted Subsidiary is permitted under the terms of the Indenture;

          (12) Indebtedness arising from agreements of the Company or a Restricted Subsidiary of the Company providing for indemnification, adjustment of purchase price, earn out or other similar obligations, in each case, incurred or assumed in connection with the disposition or acquisition of any business, assets or a Restricted Subsidiary of the Company; and

          (13) Indebtedness of the Company or of any of its Restricted Subsidiaries in an aggregate principal amount which, when taken together with all other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses (1) through (13) above or paragraph (a)), does not exceed $12.5 million (which amount may, but need not be, incurred in whole or in part under clause (b)(1) above).

     (c) Notwithstanding the foregoing, neither the Company nor any Subsidiary Guarantor will Incur any Indebtedness pursuant to the foregoing paragraph (b) (other than (b)(1) above or under the Credit Agreement pursuant to (b)(13) above) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations of the Company or any Subsidiary Guarantor unless such Indebtedness shall be subordinated to the Notes or the applicable Subsidiary Guaranty to at least the same extent as such Subordinated Obligations.

     (d) Notwithstanding paragraphs (a) and (b) above, neither the Company nor any Subsidiary Guarantor will Incur (1) any Indebtedness if such Indebtedness is subordinate in right of payment to any Senior Indebtedness of the Company or such Subsidiary Guarantor, as applicable, unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of the Company or such Subsidiary Guarantor, as applicable, or (2) any Secured Indebtedness (for borrowed money including Capital Lease Obligations) that is not Senior Indebtedness of such Person (other than Indebtedness solely between or among the Company and a Subsidiary Guarantor or between or among the Subsidiary Guarantors) unless contemporaneously therewith such Person makes effective provision to secure the Notes or the relevant Subsidiary Guaranty, as applicable, equally and ratably with such Secured Indebtedness for so long as such Secured Indebtedness is secured by a Lien.

     (e) For purposes of determining compliance with this covenant, (1) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above, the Company, in its sole discretion, will classify such item of Indebtedness at the time of Incurrence and only be required to include the amount and type of such Indebtedness in one of the above clauses and (2) the Company will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above and
(3) the Company will be entitled from time to time to reclassify any Indebtedness Incurred pursuant to any clause in paragraph (b) above such that it will be deemed as having been Incurred under another clause in paragraph (b). Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock and change in the amount outstanding due solely to the result of fluctuations in the exchange rates of currencies will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant.

     (f) For purposes of determining compliance with any U.S. dollar restriction on the Incurrence of Indebtedness where the Indebtedness Incurred is denominated in a different currency, the amount of such Indebtedness will be the U.S. Dollar Equivalent determined on the date of the Incurrence of such Indebtedness, provided, however, that if any such Indebtedness denominated in a different currency is subject to a Currency Agreement with respect to U.S. dollars covering all principal, premium, if any, and interest payable on such Indebtedness, the amount of such Indebtedness expressed in U.S. dollars will be as provided in such Currency Agreement. The principal amount of any Refinancing Indebtedness Incurred in the same currency as the Indebtedness being Refinanced will be the U.S. Dollar Equivalent of the Indebtedness Refinanced, except to the extent that (1) such U.S. Dollar Equivalent was determined based on a Currency Agreement, in which case the Refinancing Indebtedness will be determined in accordance with the preceding sentence, and (2) the principal amount of the Refinancing Indebtedness exceeds the principal amount of the Indebtedness being Refinanced, in which case the U.S. Dollar Equivalent of such excess will be determined on the date such Refinancing Indebtedness is Incurred.

LIMITATION ON RESTRICTED PAYMENTS

     (a) The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if, at the time the Company or such Restricted Subsidiary makes such Restricted Payment,

          (1) a Default shall have occurred and be continuing (or would result therefrom);

          (2) the Company is not entitled to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "-- Limitation on Indebtedness"; or

          (3) the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date (the amount expended for such purpose if other than in cash, having the fair market value of such property as determined in good faith by the Company) would exceed the sum of (without duplication)

           (A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the first fiscal quarter ending after the Issue Date occurs to the end of the most recent fiscal quarter for which internal financial statements are available on or prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus

             (B) 100% of the aggregate Net Cash Proceeds received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of the Company) and 100% of any cash capital contribution received by the Company from its shareholders subsequent to the Issue Date; plus

             (C) the amount by which Indebtedness of the Company is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issue Date of any Indebtedness of the Company for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); plus

             (D) an amount equal to the sum of (x) the net reduction in the Investments made by the Company or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital, in each case received by the Company or any Restricted Subsidiary, and (y) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any such Person, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person.

     (b) The preceding provisions will not prohibit

          (1) any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees to the extent that the purchase by such plan or trust is financed by Indebtedness of such plan or trust to the Company or any Restricted Subsidiary or Indebtedness Guaranteed by the Company or a Restricted Subsidiary) or a substantially concurrent cash capital contribution received by the Company from its shareholders; provided, however, that (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

          (2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of the Company or any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness which is permitted to be Incurred pursuant to the covenant described under "-- Limitation on Indebtedness"; provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments;

          (3) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided however that such dividend shall be included in the calculation of the amount of Restricted Payments;

          (4) so long as no Default has occurred and is continuing, the repurchase or other acquisition of, shares of, or options to purchase shares of, common stock or preferred stock of the Parent or the Company or any of its Subsidiaries by the Company or any of its Subsidiaries (or payments paid to the Parent to consummate such repurchases or other acquisitions in accordance with the provisions of this clause (4)) from employees, former employees, directors, consultants, former consultants or former directors of the Company or any of its Subsidiaries upon the death, disability or termination of employment of such employees, directors or consultants, pursuant to the terms of the agreements (including employment and consulting agreement or amendments thereto) or plans approved by the Board of Directors; provided, however, that the aggregate amount of such repurchases and other acquisitions shall not exceed the sum of (A) $2.5 million in any fiscal year and (B) the cash proceeds of any "key man" life insurance policies that are used to make such repurchases; provided, however, that amounts not used pursuant to this clause (4) in a year may be carried forward for use in future years; provided further, however, that such repurchases and other acquisitions shall be included in the calculation of the amount of Restricted Payments;

          (5) the Transactions; provided, however, that Restricted Payments used to effect the Transactions will be excluded in the calculation of the amount of Restricted Payments;

          (6) dividends, loans, advances or other distributions to Parent to be used by Parent solely (a) to pay its franchise taxes and other fees required to maintain its corporate existence and to pay for general corporate and overhead expenses (including salaries and other compensation of the employees, directors fees, indemnification obligations, professional fees and expenses) incurred by Parent in the ordinary course of its business; provided, however, that such dividends shall not exceed $750,000 in any calendar year; provided, further, however, that such dividends shall be excluded in the calculation of the amount of Restricted Payments;

          (7) payments to Parent in respect of Federal, state, foreign and local taxes attributable to (or arising as a result of) the operations of the Company and its Subsidiaries; provided, however, that the amount of such payments in any fiscal year do not exceed the amount that the Company and its Subsidiaries would be required to pay in respect of Federal, state, foreign and local taxes for such fiscal year were the Company to pay such taxes as a stand-alone taxpayer (whether or not all such amounts are actually used by Parent for such purposes); provided, further, however,that such payments shall be excluded in the calculation of the amount of Restricted Payments;

          (8) repurchase of Capital Stock deemed to occur upon the exercise of stock options or warrants if such Capital Stock represents a portion of the exercise price thereof and repurchases of Capital Stock deemed to occur upon the withholding of a portion of the Capital Stock granted or awarded to an employee to pay for the statutory minimum taxes payable by such employee upon such grant or award; provided, however, that such amount shall be excluded in the calculation of the amount of Restricted Payments; or

          (9) Restricted Payments not exceeding $7.5 million in the aggregate; provided, however, that (A) at the time of such Restricted Payments, no Default shall have occurred and be continuing (or result therefrom) and (B) such Restricted Payments shall be included in the calculation of the amount of Restricted Payments.

LIMITATION ON RESTRICTIONS ON DISTRIBUTIONS FROM RESTRICTED SUBSIDIARIES

     The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary or pay any Indebtedness owed to the Company,
(b) make any loans or advances to the Company or (c) transfer any of its property or assets to the Company, except

          (i) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date (including the Indenture and the Credit Agreement);

          (ii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date;

          (iii) any encumbrance or restriction pursuant to any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or Refinancings of the Indebtedness referred to in any of the foregoing clauses and restrictions contained in Indebtedness incurred after the date hereof in accordance with the terms of the Indenture; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or Refinancings are not materially more restrictive with respect to such dividend and other payment restrictions than those contained in the applicable instrument governing such indebtedness as in effect on the date of the Indenture; provided that, with respect to any agreement governing such other Indebtedness, the provisions relating to such encumbrance or restriction are no less favorable to the Company in any material respect as determined by the Company in its reasonable and good faith judgment than the provisions contained in the Credit Agreement as in effect on the Issue Date;

          (iv) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

          (v) any such encumbrance or restriction consisting of customary non-assignment provisions in contracts or in leases governing leasehold interest and in intellectual property contracts and licenses;

          (vi) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of assets (including Capital Stock) of such Restricted Subsidiary permitted by the Indenture pending the closing of such sale or disposition;

          (vii) any restriction arising under applicable law, regulation or order;

          (viii) restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages; and

          (ix) restrictions on the transfer of assets subject to any Lien permitted under the Indenture imposed by the holder of such Lien.

LIMITATION ON SALES OF ASSETS AND SUBSIDIARY STOCK

     (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless

          (1) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the Company, or in the case of an Asset Disposition in excess of $10 million, by the Board of Directors of the Company, of the shares and assets subject to such Asset Disposition;

          (2) at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents; and

          (3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be) pursuant to one or more of the following:

             (A) to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Senior Indebtedness of the Company (including cash collateralization of letters of credit and similar credit transactions constituting Senior Indebtedness) or Indebtedness (other than any Disqualified Stock) of a Restricted Subsidiary (or, in the case of a revolving credit facility, effect a permanent reduction in availability thereunder regardless of the fact that no prepayment may be required) (in each case other than Indebtedness owed to the Company or a Subsidiary of the Company) or repay Indebtedness secured by such asset within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

             (B) to the extent of the balance of such Net Available Cash after application (if any) in accordance with clause (A), to the extent the Company elects, to acquire Additional Assets within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; and

             (C) to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to the holders of the Notes (and to holders of other

        Senior Subordinated Indebtedness of the Company designated by the Company) to purchase Notes at 100% of their principal amount thereof (and such other Senior Subordinated Indebtedness of the Company) pursuant to and subject to the conditions set forth in paragraph (b) below;

     provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) or (C) above, the Company or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

     Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions which is not applied in accordance with this covenant exceeds $10.0 million. Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash may be invested in a manner not prohibited by the Indenture and/or applied to temporarily reduce revolving credit indebtedness.

     For the purposes of clause (a)(2) above of this covenant, any of the following are deemed to be cash or cash equivalents:

          (1) the assumption of Indebtedness of the Company or any Restricted Subsidiary and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition;

          (2) securities, notes or other obligations received by the Company or any Restricted Subsidiary from the transferee that are converted by the Company or such Restricted Subsidiary into cash within 90 days after the date of such Asset Disposition (to the extent of the cash received); and

          (3) any Additional Assets (so long as such Additional Assets are acquired for fair market value in connection with the transaction giving rise to such Asset Disposition, as determined in good faith by the Board of Directors of the Company or such Restricted Subsidiary, as applicable).

     (b) In the event of an Asset Disposition that requires the purchase of Notes (and other Senior Subordinated Indebtedness of the Company) pursuant to clause (a)(3)(C) above, the Company will purchase Notes tendered pursuant to an offer by the Company for the Notes (and such other Senior Subordinated Indebtedness) at a purchase price of 100% of their principal amount (or, in the event such other Senior Subordinated Indebtedness of the Company was issued with significant original issue discount, 100% of the accreted value thereof) without premium, plus accrued but unpaid interest (or, in respect of such other Senior Subordinated Indebtedness of the Company, such lesser price, if any, as may be provided for by the terms of such Senior Subordinated Indebtedness) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, the Company will select the securities to be purchased on a pro ratabasis but in round denominations, which in the case of the Notes will be denominations of $1,000 principal amount or multiples thereof. The Company shall not be required to make such an offer to purchase Notes (and other Senior Subordinated Indebtedness of the Company) pursuant to this covenant if the Net Available Cash available therefor is less than $10.0 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). Upon completion of each offer to purchase Notes pursuant to this covenant, the amount of Net Available Cash will be reset to zero.

     (c) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of its compliance with such securities laws or regulations.

LIMITATION ON AFFILIATE TRANSACTIONS

     (a) The Company will not, and will not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an "Affiliate Transaction") unless:

          (1) the terms of the Affiliate Transaction are not materially less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm's-length dealings with a Person who is not an Affiliate;

          (2) if such Affiliate Transaction involves an amount in excess of $2.0 million, a majority of the Board of Directors of the Company have determined in good faith that the criteria set forth in clause (1) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a resolution of the Board of Directors; and

          (3) if such Affiliate Transaction involves an amount in excess of $10.0 million, the Board of Directors of the Company shall also have received a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction is fair, from a financial standpoint, to the Company and its Restricted Subsidiaries or is not materially less favorable to the Company and its Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm's-length transaction with a Person who was not an Affiliate.

     (b) The provisions of the preceding paragraph (a) will not apply to

          (1) any Investment (including a Permitted Investment) or other Restricted Payment, in each case permitted to be made pursuant to the covenant described under "-- Limitation on Restricted Payments";

          (2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors of the Company;

          (3) loans or advances to employees or consultants in the ordinary course of business, but in any event not to exceed $2.0 million in the aggregate outstanding at any one time;

          (4) the payment of reasonable fees and compensation to, the provision of employee benefit arrangements and indemnity for the benefit of, directors, officers, employees and consultants of the Company and its Restricted Subsidiaries;

          (5) any Affiliate Transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries;

          (6) the issuance or sale of any Capital Stock (other than Disqualified Stock) of the Company and loans or advances to employees to purchase Capital Stock;

          (7) any agreement with the Company or any Restricted Subsidiary as in effect as of the Issue Date or any amendment or replacement thereto or any transaction contemplated thereby (including pursuant to any amendment or replacement thereto) so long as any such amendment or replacement agreement is not more disadvantageous to the Company or such Restricted Subsidiary in any material respect than the original agreement as in effect on the Issue Date;

          (8) the payment of management, consulting and advisory fees and related expenses made pursuant to the Harvest Management Services Agreement as in effect on the Issue Date or any amendment or replacement thereto or any transaction contemplated thereby (including pursuant to any amendment or replacement thereto) so long as any such amendment or replacement agreement is not more disadvantageous to the Company or such Restricted Subsidiary in any material respect than the original agreement as in effect on the Issue Date;

          (9) any consulting or employment agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business consistent with the past practice of the Company or such Restricted Subsidiary; and

          (10) any tax sharing agreement or arrangement and payments pursuant thereto among the Company and its Subsidiaries and other Person (including Parent) with which the Company or its Subsidiaries is required or permitted to file a consolidated tax return or with which the Company or any of its Restricted Subsidiaries is or could be part of a consolidated group for tax purposes in amounts not otherwise prohibited by the Indenture.

LIMITATION ON THE SALE OR ISSUANCE OF CAPITAL STOCK OF RESTRICTED SUBSIDIARIES

     The Company

          (1) will not, and will not permit any Restricted Subsidiary to, sell, lease, transfer or otherwise dispose of any Capital Stock of a Restricted Subsidiary to any Person (other than the Company or a Restricted Subsidiary), and

          (2) will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell or otherwise dispose of any of its Capital Stock (other than, if necessary, shares of its Capital Stock constituting directors' or other legally required qualifying shares) to any Person (other than to the Company or a Restricted Subsidiary), unless

             (A) immediately after giving effect to such issuance, sale or other disposition, neither the Company nor any of its Subsidiaries own any Capital Stock of such Restricted Subsidiary; or

             (B) immediately after giving effect to such issuance, sale or other disposition, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect thereto would have been permitted to be made under the covenant described under "-- Limitation on Restricted Payments" if made on the date of such issuance, sale or other disposition; or

             (C) the sale or issuance of Capital Stock if the proceeds therefrom are applied in accordance with "-- Limitation on Sales of Assets and Subsidiary Stock".

MERGER AND CONSOLIDATION

     The Company will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to, any Person, unless

          (1) the resulting, surviving or transferee Person (the "Successor Company") shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture;

          (2) immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

          (3) immediately after giving pro forma effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "-- Limitation on Indebtedness"; and

          (4) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture;

provided, however, that (i) the Company may effect the Transactions, and (ii) clause (3) will not be applicable to (A) a Restricted Subsidiary consolidating with, merging into or transferring all or part of its properties and assets to the Company or (B) the Company merging with an Affiliate of the Company solely for the purpose and with the sole effect of reincorporating the Company in another jurisdiction.

     The Successor Company will be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and the predecessor Company, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the Notes.

     The Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person (other than the Company or the Subsidiary Guarantor) unless

          (1) except in the case of a Subsidiary Guarantor that has been disposed of in its entirety to another Person (other than to the Company or a Subsidiary of the Company), whether through a merger, consolidation or sale of Capital Stock or assets, if in connection therewith the Company provides an Officers' Certificate to the Trustee to the effect that the Company will comply with its obligations under the covenant described under "-- Limitation on Sales of Assets and Subsidiary Stock" in respect of such disposition, the resulting, surviving or transferee Person (if not such Subsidiary) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume, by a Guaranty Agreement, in a form satisfactory to the Trustee, all the obligations of such Subsidiary under its Subsidiary Guaranty;

          (2) immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; and

          (3) the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Guaranty Agreement, if any, complies with the Indenture.

FUTURE SUBSIDIARY GUARANTORS

     The Company will cause each domestic Restricted Subsidiary that guarantees or incurs any Indebtedness under the Credit Agreement to, at the same time, execute and deliver to the Trustee a Guaranty Agreement pursuant to which such Restricted Subsidiary will Guarantee payment of the Notes on the same terms and conditions as those set forth in the Indenture.

SEC REPORTS

     Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the SEC (unless the SEC will not accept such a filing and commencing with the effectiveness of the Exchange Offer or Shelf Registration Statement) and will in any event provide the Trustee and Noteholders within 15 days after it files with the SEC with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and other reports to be so filed and provided at the times specified for the filings of such information, documents and reports under such Sections; provided, however, that the Company shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Company will make available such information to the Trustee and Holders of Notes within 15 days after the time the Company would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act.

     In addition, the Company will furnish to the Holders of the Notes and to prospective investors, upon the requests of such Holders, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Securities Act.

DEFAULTS

     Each of the following is an Event of Default:

          (1) a default in the payment of interest on the Notes when due, continued for 30 days;

          (2) a default in the payment of principal of any Note when due at its Stated Maturity, upon redemption, upon required purchase, upon declaration of acceleration or otherwise;

          (3) the failure by the Company or any Subsidiary Guarantor to comply with its obligations under "-- Certain Covenants -- Merger and Consolidation" above;

          (4) the failure by the Company or any Subsidiary Guarantor to comply for 30 days after notice with any of its obligations in the covenants described above under "Change of Control" (other than a failure to purchase Notes) or under "-- Certain Covenants" under "-- Limitation on Indebtedness," "-- Limitation on Restricted Payments," "-- Limitation on Restrictions on Distributions from Restricted Subsidiaries," "-- Limitation on Sales of Assets and Subsidiary Stock" (other than a failure to purchase Notes), "-- Limitation on Affiliate Transactions," or "-- Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries";

          (5) the failure by the Company or any Subsidiary Guarantor to comply for 60 days after notice with its other agreements contained in the Indenture;

          (6) Indebtedness of the Company or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $10.0 million (the "cross acceleration provision");

          (7) certain events of bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary (the "bankruptcy provisions");

          (8) any judgment or decree for the payment of money (other than judgments which are covered by enforceable insurance policies issued by solvent carriers) in excess of $10.0 million is entered against the Company or any Significant Subsidiary, and is not discharged, paid, waived or stayed within 60 days after same becomes final and non-appealable (the "judgment default provision"); or

          (9) any Subsidiary Guaranty of a Significant Subsidiary ceases to be in full force and effect (other than in accordance with the terms of such Guaranty) for 30 days after notice or any Subsidiary Guarantor that is a Significant Subsidiary denies or disaffirms its obligations under its Guaranty.

     However, a default under clauses (4), (5) and (8) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Company of the default (and demand that same be remedied) and the Company does not cure such default within the time specified after receipt of such notice.

     If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

     Notwithstanding the foregoing, in the event of a declaration of acceleration in respect of the Notes because an Event of Default specified in clause (6) above shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Indebtedness that is the subject of such Event of Default has been discharged or paid or such Event of Default shall have been cured or waived by the holders of such Indebtedness and written notice of such discharge, cure or waiver, as the case may be, shall have been given to the Trustee by the Company or by the requisite holders of such Indebtedness or a trustee, fiduciary or agent for such holders, within 30 days after such declaration of acceleration in respect of the Notes and (a) no Person shall have commenced judicial proceedings to foreclose upon assets of the Company or any of its Restricted Subsidiaries or shall have exercised any right under applicable law or applicable security documents to take ownership of any of such assets in lieu of foreclosure and (b) no other Event of Default with respect to the Notes shall have occurred which has not been cured or waived during such 30-day period.

     Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless

          (1) such holder has previously given the Trustee notice that an Event of Default is continuing;

          (2) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

          (3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

          (4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

          (5) holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

     Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note or that would involve the Trustee in personal liability.

     If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers determines that withholding notice is not opposed to the interest of the holders of the Notes. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action we are taking or propose to take in respect thereof.

AMENDMENTS AND WAIVERS

     Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding (voting as a single class) (including consents obtained in connection with a tender offer for, exchange for or purchase of, the Notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected thereby, an amendment or waiver may not, among other things,

          (1) reduce the amount of Notes whose holders must consent to an amendment;

          (2) reduce the rate of or extend the time for payment of interest on any Note;

          (3) reduce the principal of or extend the Stated Maturity of any Note;

          (4) reduce the amount payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under "-- Optional Redemption" or shall be redeemed as described under "-- Escrow of Proceeds; Special Mandatory Redemption" above;

          (5) make any Note payable in money other than that stated in the Note;

          (6) impair the right of any holder of the Notes to receive payment of principal of and interest on such holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Notes;

          (7) make any change in the amendment provisions which require each holder's consent or in the waiver provisions;

          (8) make any change in the ranking or priority of any Note that would adversely affect the Noteholders; or

          (9) make any change in any Guaranty that would adversely affect the Noteholders in any material respect.

     Notwithstanding the preceding, without the consent of any holder of the Notes, the Company, the Subsidiary Guarantors and Trustee may amend the Indenture

          (1) to cure any ambiguity, omission, mistake, defect or inconsistency;

          (2) to provide for the assumption by a successor corporation of the obligations of the Company or any Subsidiary Guarantor under the Indenture;

          (3) to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

          (4) to add guarantees with respect to the Notes, including any Subsidiary Guaranties, or to secure the Notes;

          (5) to add to the covenants of the Company or a Subsidiary Guarantor for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company or a Subsidiary Guarantor;

          (6) to make any change that does not adversely affect the rights of any holder of the Notes; or

          (7) to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act.

     However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness of the Company or a Subsidiary Guarantor then outstanding unless the holders of such Senior Indebtedness (or their Representative) consent to such change.

     The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

     After an amendment under the Indenture becomes effective, we are required to mail to holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

TRANSFER

     The Notes will be issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

DEFEASANCE

     At any time, we may terminate all our obligations under the Notes, the Guaranties and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.

     In addition, at any time we may terminate our obligations under "-- Change of Control" and under the covenants described under "-- Certain Covenants," the operation of clauses (3) and (4) of the first paragraph under "-- Defaults," the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under "-- Defaults" above and the limitations contained in clause (3) of the first paragraph under "-- Certain Covenants -- Merger and Consolidation" above ("covenant defeasance").

     We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the Notes and the guarantees may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (6), or (7) (with respect only to Significant Subsidiaries) above or because of the failure of the Company to comply with clause (3) of the first paragraph under "-- Certain
Covenants -- Merger and Consolidation" above. If we exercise our legal defeasance option or our covenant defeasance option, each Subsidiary Guarantor will be released from all of its obligations with respect to its Guaranty.

     In order to exercise either of our defeasance options, we must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law). In addition, in order to exercise our defeasance option, the defeasance shall not result in a breach or violation of, or constitute a default under the Indenture (other than a breach or violation of the Indenture resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing), the Credit Agreement or any other material agreement or instrument to which the Company or any of its Restricted Subsidiaries is a party or is bound.

CONCERNING THE TRUSTEE

     Wilmington Trust Company is to be the Trustee under the Indenture. We have appointed the Trustee as Registrar and Paying Agent with regard to the Notes.

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

     The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     No past, present or future director, officer, employee, member, incorporator or stockholder of the Company, Parent or any Subsidiary Guarantor will have any liability for any obligations of the Company or any Subsidiary Guarantor under the Notes, any Subsidiary Guaranty or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability and such waiver and release are part of the consideration for issuance of the Notes. The waiver and release are part of the consideration for issuance of the Notes. Such waiver and release may not be effective to waive liabilities under the U.S. Federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

GOVERNING LAW

     The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

CERTAIN DEFINITIONS

     "Additional Assets" means

          (1) any property, plant, equipment or other assets used or usable in a Related Business;

          (2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

          (3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in a Related Business.

     "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the covenants described under "-- Certain Covenants -- Limitation on

Restricted Payments," and "-- Certain Covenants -- Limitation on Affiliate Transactions" only, "Affiliate" shall also mean any beneficial owner of Capital Stock representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

     "Asset Disposition" means any sale, lease (other than operating leases entered into in the ordinary course of business), transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a "disposition"), of

          (1) any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary);

          (2) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary; or

          (3) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary other than, in the case of clauses (1), (2) and (3) above,

          (A) a disposition or transfer by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

          (B) for purposes of the covenant described under "-- Certain
     Covenants -- Limitation on Sales of Assets and Subsidiary Stock" only, (x) a disposition that constitutes a Restricted Payment permitted by the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments" or a Permitted Investment or (y) a disposition of all or substantially all the assets of the Company in accordance with the covenant described under "-- Certain Covenants -- Merger and Consolidation";

          (C) sales or other dispositions of obsolete, uneconomical, negligible, damaged, worn-out or surplus assets in the ordinary course of business (including but not limited to equipment, inventory and intellectual property);

          (D) a disposition of assets with a fair market value of less than or equal to $1.0 million, not to exceed $5.0 million in the aggregate in any 12 month period;

          (E) sale or discount of accounts receivable in connection with the compromise or collection thereof;

          (F) sale or exchange of equipment in connection with the purchase or other acquisition of equipment; and

          (G) sales or grants of licenses to use intellectual property.

provided, however, that a disposition of all or substantially all the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "-- Change of Control" and/or the provisions described above under the caption "-- Merger and Consolidation" and not by the provisions described above under the caption
"-- Limitation on Sales of Assets and Subsidiary Stock" covenant.

     "Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease

Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of "Capital Lease Obligation."

     "Average Life" means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing

          (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

          (2) the sum of all such payments.

     "Bank Facilities" means the bank facilities under to the Credit Agreement.

     "Bank Indebtedness" means all Obligations pursuant to the Credit Agreement.

     "Board of Directors" with respect to a Person means the Board of Directors of such Person or any committee thereof duly authorized to act on behalf of such Board.

     "Business Day" means each day which is not a Legal Holiday.

     "Capital Lease Obligation" means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

     "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Consolidated Coverage Ratio" as of any date of determination means the ratio of (x) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters for which internal financial statements are available on or prior to the date of such determination to (y) Consolidated Interest Expense for such four fiscal quarters; provided, however, that

          (1) if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (and, if such Indebtedness is revolving Indebtedness, the amount of Indebtedness deemed to be outstanding for such period shall be the average outstanding amount of such Indebtedness during such period);

          (2) if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary had not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

          (3) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition, EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

          (4) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

          (5) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets (including Capital Stock), the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in accordance with Regulation S-X under the Exchange Act or as otherwise acceptable to the SEC. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

     "Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent incurred by the Company or its Restricted Subsidiaries, without duplication,

          (1) interest expense attributable to Capital Lease Obligations and the interest expense attributable to leases constituting part of a Sale/Leaseback Transaction;

          (2) amortization of debt discount and debt issuance cost;

          (3) capitalized interest;

          (4) non-cash interest expense;

          (5) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

          (6) net payments or receipts pursuant to Hedging Obligations;

          (7) dividends declared and paid in cash or Disqualified Stock in respect of (A) all Preferred Stock of Restricted Subsidiaries and (B) all Disqualified Stock of the Company, in each case held by Persons other than the Company or a Wholly Owned Subsidiary in each case other than dividends payable in Qualified Stock;

          (8) interest incurred in connection with Investments in discontinued operations; and

          (9) interest accruing on any Indebtedness of any other Person (other than a Subsidiary) to the extent such Indebtedness is Guaranteed by (or secured by the assets of) the Company or any Restricted Subsidiary and such Indebtedness is accelerated or any payment is actually made in respect of such Guarantee; and

          (10) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company or a Restricted Subsidiary thereof) in connection with Indebtedness Incurred by such plan or trust, and less, to the extent included in such interest expense the amortization during such period of capitalized financing costs; provided, however, that the aggregate amount of amortization relating to any such capitalized financing costs deducted in calculating Consolidated Interest Expense shall not exceed 5.0% of the aggregate amount of the financing giving rise to such capitalized financing costs.

     "Consolidated Net Income" means, for any period, the sum of (1) net income of the Company and its Subsidiaries and (2) to the extent deducted in calculating net income of the Company and its Subsidiaries, any non-recurring fees, expenses or charges related to the Transactions; provided, however, that there shall not be included in such Consolidated Net Income

          (1) any net income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that

             (A) subject to the exclusion contained in clause (3) below, the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause
        (2) below); and

             (B) the Company's equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

          (2) any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that

             (A) subject to the exclusion contained in clause (3) below, the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

             (B) the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

          (3) any gain or loss (and the related tax effects) realized upon the sale or other disposition of any assets of the Company, its consolidated Restricted Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person;

          (4) extraordinary, non-cash or non-recurring gains, losses or charges, including (i) those related to impairment of goodwill and other intangible assets and (ii) the write-off of deferred financing costs and related premiums paid in connection with any early extinguishment of Indebtedness and the related tax effects;

          (5) the cumulative effect of a change in accounting principles; and

          (6) any net income or loss attributable to discontinued operations.

Notwithstanding the foregoing, for the purposes of the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to the Company or a Restricted Subsidiary to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

     "Credit Agreement" means the Credit Agreement dated as of April 19, 2002, by and among the Company, the lenders referred to therein, UBS AG, Stamford Branch, as Administrative Agent, Credit Suisse First Boston, as Syndication Agent and CIBC World Markets Corp., as Documentation Agent, together with the related documents thereto (including any guarantees and security documents, whether in effect on the Issue Date or entered into thereafter), as amended, extended, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement (and related document) governing Indebtedness incurred to Refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Agreement or a successor Credit Agreement, whether by the same or any other lender or group of lenders.

     "Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement designed to protect such Person against fluctuations in currency values.

     "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

     "Designated Senior Indebtedness" with respect to a Person means

          (1) the Bank Indebtedness; and

          (2) any other Senior Indebtedness of such Person which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $25.0 million and is specifically designated by such Person in the instrument evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness" for purposes of the Indenture.

     "Disqualified Stock" means, with respect to any Person, that portion of any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event

          (1) matures (excluding any maturity as a result of an optional redemption by the issuer thereof) or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

          (2) is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

          (3) is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;

in each case on or prior to the date that is 91 days after the Stated Maturity of the Notes; provided, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company in order to satisfy obligations as a result of such employee's death or disability; and provided further, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the date that is 91 days after the Stated Maturity of the Notes shall not constitute Disqualified Stock if

          (1) the "asset sale" or "change of control" provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the Notes as described under "-- Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock" and
     "-- Certain Covenants -- Change of Control."

     The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

     "EBITDA" for any period means the sum of Consolidated Net Income, plus the following to the extent deducted in calculating such Consolidated Net Income:

          (1) all income tax expense of the Company and its consolidated Restricted Subsidiaries;

          (2) Consolidated Interest Expense;

          (3) depreciation and amortization expense of the Company and its consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid operating activity item that was paid in cash in a prior period); and

          (4) all other non-cash charges of the Company and its consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period);

in each case for such period determined in accordance with GAAP. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion, including by reason of minority interest) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

     "Equity Financing" means the financing by Parent of at least $172.0 million of equity capital to provide a portion of the funds for the Equity Tender Offer and the Merger.

     "Equity Offering" means a primary offering of common stock or common equity of Parent or the Company.

     "Equity Tender Offer" means the cash tender offer for 100% of the shares of common stock of the Company at a price of $50.00 per share.

     "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

     "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in

          (1) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

          (2) statements and pronouncements of the Financial Accounting Standards Board;

          (3) such other statements by such other entity as approved by a significant segment of the accounting profession; and

          (4) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

     "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person

          (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise); or

          (2) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

     "Guaranty" means each Subsidiary Guaranty, as applicable.

     "Guaranty Agreement" means a supplemental indenture, in a form satisfactory to the Trustee, pursuant to which a Subsidiary Guarantor guarantees the Company's obligations with respect to the Notes on the terms provided for in the Indenture.

     "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement or similar Agreement.

     "Holder" means the Person in whose name a Note is registered on the Registrar's books.

     "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term "Incurrence" when used as a noun shall have a correlative meaning.

     "Indebtedness" means, with respect to any Person on any date of determination (without duplication),

          (1) the principal in respect of (A) indebtedness of such Person for borrowed money and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

          (2) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/ Leaseback Transactions entered into by such Person;

          (3) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Per son under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

          (4) all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers' acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

          (5) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or, with respect to any Preferred Stock of any Subsidiary of such Person, the principal amount of such Preferred Stock to be determined in accordance with the Indenture (but excluding, in each case, any accrued dividends);

          (6) all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

          (7) all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets and the amount of the obligation so secured; and

          (8) to the extent not otherwise included in this definition, Hedging Obligations of such Person.

     The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided, however, that in the case of Indebtedness sold at a discount, the amount of such Indebtedness at any time will be the accreted value thereof at such time.

     "Independent Qualified Party" means an investment banking firm, accounting firm or appraisal firm of national standing; provided, however, that such firm is not an Affiliate of the Company.

     "Interest Rate Agreement" means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements to protect such Person against fluctuations in interest rates.

     "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. Except as otherwise provided for herein, the amount of an Investment shall be its fair value at the time the Investment is made and without giving effect to subsequent changes in value.

     For purposes of the definition of "Unrestricted Subsidiary," the definition of "Restricted Payment" and the covenant described under "-- Certain
Covenants -- Limitation on Restricted Payments",

          (1) "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; and

          (2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company.

     "Issue Date" means April 23, 2002.

     "Legal Holiday" means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York.

     "Lenders" means the lenders from time to time party to the Credit
Agreement.

     "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

     "Merger" means the merger of Simon Acquisition Corp. with and into the Company pursuant to the Merger Agreement.

     "Merger Agreement" means the Agreement and Plan of Merger dated as of March 16, 2002 by and among Simon Acquisition Corp., Parent and the Company.

     "Merger Date" means April 19, 2002.

     "Net Available Cash" from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form), in each case net of

          (1) all legal, title and recording tax expenses, underwriting discounts, commissions and other fees and expenses incurred (including, without limitation, fees and expenses of counsel, accountants and investment bankers), and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

          (2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

          (3) all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Disposition; and

          (4) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any current or contingent liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

     "Net Cash Proceeds," with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

     "Note Tender Offer" means the tender offer by the Company of all of our existing 9 1/4% senior subordinated notes due 2008 of the Company, including the change of control offer required pursuant to the indenture governing the existing notes and the defeasance of any remaining existing notes after such change of control offer.

     "Obligations" means with respect to any Indebtedness all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements and other amounts payable pursuant to the documentation governing such Indebtedness.

     "Officer" means the Chairman of the Board, the President, Chief Financial Officer, any Vice President, the Treasurer or the Secretary of the Company.

     "Officers' Certificate" means a certificate signed by two Officers.

     "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

     "Parent" means Associated Materials Holdings, Inc., a Delaware corporation, and its successors.

     "Permitted Holders" means Harvest Partners, Inc., and its affiliates and funds managed by Harvest Partners, Inc. and/or its affiliates.

     "Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in

          (1) the Company, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however,that the primary business of such Restricted Subsidiary is a Related Business;

          (2) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person's primary business is a Related Business;

          (3) cash and Temporary Cash Investments;

          (4) receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however,that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

          (5) payroll, moving, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

          (6) loans or advances to employees, directors or consultants made in the ordinary course of business in an aggregate amount not to exceed $2.0 million at any time outstanding;

          (7) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments;

          (8) any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition as permitted pursuant to the covenant described under "-- Certain
     Covenants -- Limitation on Sales of Assets and Subsidiary Stock";

          (9) any Person where such Investment was acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

          (10) Hedging Obligations of the Company's or any Restricted Subsidiary's business and not for the purpose of speculation;

          (11) Investments existing on the Issue Date and any such Investment that replaces or refinances such Investment in such Person existing on the Issue Date in an amount not exceeding the amount of the Investment being replaced or refinanced; provided, however, the new Investment is on terms and conditions no less favorable than the Investment being renewed or replaced;

          (12) Guarantees of Indebtedness otherwise permitted under the Indenture;

          (13) Investments the payment of which consists of Qualified Stock of Parent or the Company;

          (14) Investments in the Notes;

          (15) Investments consisting of obligations of one or more consultants, officers, directors or other employees of the Company or any of its Subsidiaries in connection with such consultants, officers', directors' or employees' acquisition of shares of capital stock of Parent or the Company so long as no cash is paid by the Company or any of its Subsidiaries to such consultants, officers, directors or employees in connection with the acquisition of any such obligations; and

          (16) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (16) that are at the time outstanding, not to exceed $2.5 million.

     "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "Preferred Stock," as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

     "principal" of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

     "Qualified Stock" means any Capital Stock that is not Disqualified Stock.

     "Refinance" means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. "Refinanced" and "Refinancing" shall have correlative meanings.

     "Refinancing Indebtedness" means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary incurred pursuant to paragraph (a) of the covenant "Limitation on Indebtedness" or subclause (3),
(4), (5), (7), (8) or (10) of paragraph (b) of the covenant "Limitation on Indebtedness"; provided, however, that

          (1) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

          (2) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced; and

          (3) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced;

provided, further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Subsidiary that Refinances Indebtedness of the Company or (B) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

     "Registration Rights Agreement" means the Registration Rights Agreement among the Company, Credit Suisse First Boston Corporation, UBS Warburg LLC and CIBC World Markets Corp. entered into in connection with the issuance of the Notes.

     "Related Business" means any business in which the Company or any of its Restricted Subsidiaries was engaged on the Issue Date and any business reasonably related, ancillary or complementary to any business of the Company or any of its Restricted Subsidiaries in which the Company was engaged on the Issue Date or a reasonable expansion thereof.

     "Representative" means with respect to a Person any trustee, agent or representative (if any) for an issue of Senior Indebtedness of such Person.

     "Restricted Payment" with respect to any Person means

          (1) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and dividends or distributions payable solely to the Company or a Restricted Subsidiary);

          (2) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company held by any Person or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than a Restricted Subsidiary), including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock);

          (3) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of such Person (other than the purchase, re purchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition); or

          (4) the making of any Investment (other than a Permitted Investment) in any Person.

     "Restricted Subsidiary" means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

     "Sale/Leaseback Transaction" means an arrangement relating to property owned by the Company or a Restricted Subsidiary on the Issue Date or thereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.

     "SEC" means the U.S. Securities and Exchange Commission.

     "Secured Indebtedness" means any Indebtedness of the Company or a Subsidiary Guarantor for borrowed money that is secured by a Lien on an asset of the Company or a Subsidiary Guarantor.

     "Securities Act" means the U.S. Securities Act of 1933, as amended.

     "Senior Indebtedness" means with respect to any Person

          (1) Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred, including, and together with, all Obligations under the Credit Agreement; and

          (2) accrued and unpaid interest (including interest accruing on or after the filing of, or which would have accrued but for the filing of, any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of (A) indebtedness of such Person for borrowed money, including, and together with, all Obligations under the Credit Agreement, (B) Hedging Obligations and (C) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is expressly provided that such obligations are subordinate or pari passu in right of payment to the Notes or the Guaranty of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include

          (1) any obligation of such Person to any Subsidiary;

          (2) any liability for Federal, state, local or other taxes owed or owing by such Person;

          (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities);

          (4) any Indebtedness of such Person (and any accrued and unpaid interest in respect thereof) which is subordinate or junior in any respect to any other Indebtedness or other obligation of such Person; or

          (5) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture, except to the extent that the Indebtedness so incurred was extended by the lenders thereof in reliance on a certificate executed and delivered by the president, chief executive officer or chief financial or accounting officer of the Company in which certificate such officer certified that the incurrence of such Indebtedness was permitted under the proviso in paragraph (a) or clause (1) or (13) in paragraph (b) under the caption "Certain Covenants -- Limitation on Indebtedness."

     "Senior Subordinated Indebtedness" means, with respect to a Person, the Notes (in the case of the Company), the Guaranty (in the case of a Subsidiary Guarantor) and any other Indebtedness of such Person that specifically provides that such Indebtedness is to rank pari passu with the Notes or such Guaranty, as the case may be, in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of such Person which is not Senior Indebtedness of such Person.

     "Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

     "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

     "Subordinated Note Obligations" means all Obligations with respect to the Notes, including, without limitation, principal, premium (if any), interest payable pursuant to the terms of the Notes (including upon the acceleration or redemption thereof), together with and including any amounts received or receivable upon the exercise of rights of rescission or other rights of action (including claims for damages) or otherwise.

     "Subordinated Obligation" means, with respect to a Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes or a Guaranty of such Person, as the case may be, pursuant to a written agreement to that effect.

     "Subsidiary" means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock or is at the time owned or controlled, directly or indirectly, by

          (1) such Person;

          (2) such Person and one or more Subsidiaries of such Person; or

          (3) one or more Subsidiaries of such Person.

     "Subsidiary Guarantor" means each domestic Subsidiary of the Company that executes the Indenture as a guarantor on the Issue Date and each other domestic Subsidiary of the Company that thereafter guarantees the Notes pursuant to the terms of the Indenture.

     "Subsidiary Guaranty" means a Guarantee by a Subsidiary Guarantor of the Company's obligations with respect to the Notes.

     "Temporary Cash Investments" means any of the following:

          (1) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

          (2) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 365 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any State thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

          (3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

          (4) investments in commercial paper, maturing not more than 365 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to Standard & Poor's Ratings Group;

          (5) investments in securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by Standard & Poor's Ratings Group or "A" by Moody's Investors Service, Inc.; and

          (6) money market funds at least 95% of the assets of which constitute Temporary Cash Investments of the kind described in clauses (1) through (5) of this definition.

     "Transactions" means, collectively, the Merger, the Equity Tender Offer, the Note Tender Offer, the Equity Financing, the Bank Facilities and this Offering.

     "Trust Indenture Act" means the Trust Indenture Act of 1939 (15 U.S.C. sec.sec. 77aaa-77bbbb) as in effect on the Issue Date.

     "Trust Officer" means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

     "Trustee" means Wilmington Trust Company until a successor replaces it and, thereafter, means the successor.

     "U.S. Dollar Equivalent" means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the "Exchange Rates" column under the heading "Currency Trading" on the date two Business Days prior to such determination.

     Except as described under "-- Certain Covenants -- Limitation on Indebtedness", whenever it is necessary to determine whether the Company has complied with any covenant in the Indenture or a Default has occurred and an amount is expressed in a currency other than U.S. dollars, such amount will be treated as the U.S. Dollar Equivalent determined as of the date such amount is initially determined in such currency.

     "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

     "Unrestricted Subsidiary" means

          (1) any Subsidiary of an Unrestricted Subsidiary; and

          (2) any Subsidiary of the Company which is designated after the Issue Date as an Unrestricted Subsidiary by a board resolution of the Board of Directors of the Company;

provided that a Subsidiary may be so designated as an Unrestricted Subsidiary only if

          (A) such designation is in compliance with "-- Certain Covenants -- Limitation on Restricted Payments" above;

          (B) immediately after giving effect to such designation, the Company could have incurred at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to "Certain Covenants -- Limitation on Indebtedness" above;

          (C) no Default or Event of Default has occurred and is continuing or results therefrom; and

          (D) neither the Company nor any Restricted Subsidiary will at any time

             (i) provide a guarantee of, or similar credit support to, any Indebtedness of such Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness),

             (ii) be directly or indirectly liable for any Indebtedness of such Subsidiary or

             (iii) be directly or indirectly liable for any other Indebtedness which provides that the holder thereof may (upon notice, lapse of time or both) declare a default thereon (or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity) upon the occurrence of a default with respect to any other Indebtedness that is Indebtedness of such Subsidiary (including any corresponding right to take enforcement action against such Subsidiary), except in the case of clause (i) or (ii) to the extent

             (i) that the Company or such Restricted Subsidiary could otherwise provide such a guarantee or incur such Indebtedness (other than as Permitted Indebtedness) pursuant to "-- Certain Covenants -- Limitation on Indebtedness" above and

             (ii) the provision of such guarantee and the incurrence of such Indebtedness otherwise would be permitted under "-- Certain Covenants -- Limitation on Restricted Payments" above.

The Trustee will be provided with an officers' certificate stating that such designation is permitted and setting forth the basis upon which the calculations required by this definition were computed, together with a copy of the board resolution adopted by the Board of Directors of the Company making such designation.

     The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (A) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "-- Certain Covenants -- Limitation on Indebtedness" and (B) no Default shall have occurred and be continuing. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

     "Voting Stock" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

     "Wholly Owned Subsidiary" means a Restricted Subsidiary all the Capital Stock of which (other than directors' qualifying shares and other legally required qualifying shares) is owned by the Company or one or more Wholly Owned Subsidiaries.

                         BOOK-ENTRY, DELIVERY AND FORM

     The outstanding notes were offered and sold to qualified institutional buyers in reliance on Rule 144A and in offshore transactions in reliance on Regulation S. Except as set forth below, exchange notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000.

THE GLOBAL NOTES

     Except as described below, we initially issued the outstanding notes and we will initially issue the exchange notes in the form of one or more notes in registered, global form without interest coupons. These global notes will be deposited upon issuance with, or on behalf of, DTC and registered in the name of DTC, or its nominee, or will remain in the custody of the trustee pursuant to the FAST Balance Certificate Agreement between DTC and the trustee. All interests in global notes, including those held through Euroclear Bank SA/N.V., as operator of the Euroclear System, or Clearstream Banking, societe anonyme may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of these systems.

     Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below. You may hold your beneficial interests in the global notes directly through DTC if you have an account with DTC or directly through organizations that have an account with DTC.

     Any beneficial interest in one of the global notes that is transferred to a person who takes delivery in the form of an interest in another global note will, upon transfer, cease to be an interest in this global note and become an interest in the other global note and, accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to beneficial interests in such other global note for as long as it remains such an interest.

DEPOSITARY PROCEDURES

     The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or its participants directly to discuss these matters.

     DTC has advised us that it is

     - a limited purpose trust company organized under the laws of the State of New York,

     - a "banking organization" within the meaning of the New York Banking Law,

     - a member of the Federal Reserve System,

     - a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and

     - a "clearing agency" registered pursuant to Section 17A of the Exchange
       Act.

     DTC was created to hold securities for its participants and facilitates the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC's participants include securities brokers and dealers, including the initial purchasers of the outstanding notes; banks and trust companies; clearing corporations and some other organizations. Indirect access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

     DTC has also advised us that, pursuant to procedures established by it,

          (1) upon deposit of the global notes, DTC will credit the accounts of participants with an interest in the global notes; and

          (2) ownership of these interests in the global notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interest in the global notes).

     The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a person having beneficial interests in a global note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

     EXCEPT AS DESCRIBED BELOW, OWNERS OF INTERESTS IN THE GLOBAL NOTES WILL NOT HAVE GLOBAL NOTES REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF GLOBAL NOTES IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS OR "HOLDERS" THEREOF UNDER THE INDENTURE FOR ANY PURPOSE.

     Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if the holder is not a participant or an indirect participant in DTC, on the procedures of the participant through which the holder owns its interest, to exercise any rights of a holder of Notes under the indenture or the global note. We understand that under existing industry practice, if we request any action of holders of notes, or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of the global note, is entitled to take, then DTC would authorize its participants to take the action and the participants would authorize holders owning through participants to take the action or would otherwise act upon the instruction of these holders. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.

     Payments in respect of the principal of, and interest and premium and additional interest, if any, on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any agent of us or the trustee has or will have any responsibility or liability for:

          (1) any aspect of DTC's records or any participant's or indirect participant's records relating to or payments made on account of beneficial ownership interest in the global notes or for maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to the beneficial ownership interests in the global notes; or (2) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

     DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the global notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of the global notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee or us.

Neither we nor the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the global notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

     Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds, and transfers between participants, in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

     Subject to compliance with the transfer restrictions applicable to the notes, cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf of delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

     DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC reserves the right to exchange the global notes for notes in certificated form, and to distribute such notes to its participants.

     Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

EXCHANGE OF GLOBAL NOTES FOR CERTIFICATED NOTES

     A global note is exchangeable for definitive notes in registered certificated form if:

          (1) DTC (a) notifies us that it is unwilling or unable to continue as depositary for the global notes and DTC fails to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act;

          (2) we, at our option, notify the trustee in writing that we elect to cause the issuance of certificated notes; or

          (3) there has occurred and is continuing a default or event of default with respect to the notes.

     In addition, beneficial interests in a global note may be exchanged for certificated notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, certificated notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend, unless that legend is not required by applicable law.

EXCHANGE OF CERTIFICATED NOTES FOR GLOBAL NOTES

     Certificated notes may not be exchanged for beneficial interests in any global note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

SAME DAY SETTLEMENT AND PAYMENT

     We will make payments in respect of the notes represented by the global notes (including principal, premium, if any, interest and liquidated damages, if any) by wire transfer of immediately available funds to the accounts specified by the global note holder. We will make all payments of principal, interest and premium and additional interest, if any, with respect to certificated notes by wire transfer of immediately available funds to the accounts specified by the holders of the certificated notes or, if no such account is specified, by mailing a check to each such holder's registered address.

     Transfers between participants in DTC will be effected in accordance with DTC's procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following section describes certain anticipated U.S. federal income tax consequences relating to the exchange of outstanding notes for exchange notes pursuant to the exchange offer. This description is based upon the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations, existing administrative pronouncements and judicial decisions, each as available and in effect as of the date hereof. All of the foregoing are subject to change, and any such change could be retroactive and could affect the continuing validity of this description.

     This description deals only with exchange notes held as capital assets by initial holders that acquire the exchange notes pursuant to the exchange offer. This description does not discuss all of the tax consequences that may be relevant to holders that are subject to special tax rules, such as (1) certain financial institutions, (2) real estate investment trusts, (3) regulated investment companies, (4) grantor trusts, (5) insurance companies, (6) dealers or traders in securities or currencies, (7) persons holding notes in connection with a hedging transaction, straddle, conversion transaction or other integrated transaction, or (8) persons who have ceased to be United States citizens or to be taxed as resident aliens. This description also does not address the U.S. federal estate and gift tax consequences or any applicable foreign, state or local tax laws.

     Holders should consult their tax advisors with regard to the application of U.S. federal income and estate tax laws to their particular situation, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

EXCHANGE OFFER

     The exchange of outstanding notes by a holder for exchange notes pursuant to the exchange offer will not constitute a taxable exchange for U.S. federal income tax purposes. A holder will not recognize gain or loss upon the receipt of exchange notes pursuant to the exchange offer and will be required to treat the exchange notes and any payments thereon for U.S. federal income tax purposes as if the exchange offer had not occurred. A holder's holding period for exchange notes will include the holding period for the outstanding notes exchanged pursuant to the exchange offer and a holder's adjusted basis in exchange notes will be the same as such holder's adjusted basis in such outstanding notes.

     THE ABOVE DESCRIPTION IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE EXCHANGE OF OUTSTANDING NOTES FOR EXCHANGE NOTES PURSUANT TO THE EXCHANGE OFFER OR THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF THE EXCHANGE NOTES. YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY STATE, LOCAL, OR OTHER TAXING JURISDICTION.

                              PLAN OF DISTRIBUTION

     We are not using any underwriters for this exchange offer. We are also bearing the expenses of the exchange.

     Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use
in connection with any such resale. In addition, until           , 2002, all
dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

     We will not receive any proceeds from any sale of outstanding notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concession received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 180 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, (including the expenses of one counsel for the holders of the outstanding notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the outstanding notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the notes offered hereby will be passed upon for us by White & Case LLP, New York, New York.

                                    EXPERTS

     The financial statements of Associated Materials Incorporated at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, appearing in this prospectus forming part of a registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Audited Financial Statements:
  Report of Independent Auditors............................   F-2
  Balance Sheets at December 31, 2001 and 2000..............   F-3
  Statements of Operations for the years ended December 31,
     2001, 2000 and 1999....................................   F-4
  Statements of Stockholders' Equity for the years ended
     December 31, 2001, 2000 and 1999.......................   F-5
  Statements of Cash Flows for the years ended December 31,
     2001, 2000 and 1999....................................   F-6
  Notes to Financial Statements.............................   F-7
Unaudited Financial Statements:
  Balance Sheets at March 31, 2002 and December 31, 2001....  F-20
  Statements of Operations for the quarters ended March 31,
     2002 and 2001..........................................  F-21
  Statements of Cash Flows for the quarters ended March 31,
     2002 and 2001..........................................  F-22
  Notes to Financial Statements for the quarter ended March
     31, 2002...............................................  F-23

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Associated Materials Incorporated

     We have audited the accompanying balance sheets of Associated Materials Incorporated as of December 31, 2001 and 2000 and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Associated Materials Incorporated at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG LLP

Dallas, Texas
February 8, 2002

                       ASSOCIATED MATERIALS INCORPORATED

                                 BALANCE SHEETS

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2001        2000
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                   SHARE DATA)
                                      ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 28,869    $ 15,879
  Short term investment.....................................        --       5,019
  Accounts receivable, net of allowance for doubtful
     accounts of $5,117 and $6,168 at December 31, 2001 and
     2000, respectively.....................................    65,784      50,853
  Inventories...............................................    74,574      74,429
  Income taxes receivable...................................        --         453
  Other current assets......................................     3,394       4,213
                                                              --------    --------
Total current assets........................................   172,621     150,846
Property, plant and equipment, net..........................    77,733      73,917
Investment in Amercord Inc..................................        --       2,393
Other assets................................................     3,953       3,985
                                                              --------    --------
          Total assets......................................  $254,307    $231,141
                                                              ========    ========

                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $ 29,579    $ 19,273
  Accrued liabilities.......................................    35,356      29,509
  Income taxes payable......................................     1,498          --
                                                              --------    --------
Total current liabilities...................................    66,433      48,782
Deferred income taxes.......................................     5,091       3,927
Other liabilities...........................................     5,108       5,442
Long-term debt..............................................    75,000      75,000
Commitments and Contingencies
Stockholders' equity:
  Preferred stock, $.01 par value:
     Authorized shares -- 100,000 shares at December 31,
      2001 and 2000
     Issued shares -- 0 at December 31, 2001 and 2000.......        --          --
  Common stock, $.0025 par value:
     Authorized shares -- 15,000,000 at December 31, 2001
      and 2000
     Issued shares -- 7,842,003 at December 31, 2001 and
      7,164,024 at December 31, 2000........................        19          18
  Common stock Class B, $.0025 par value:
     Authorized and issued shares -- 0 at December 31, 2001
      and 1,550,000 at December 31, 2000....................        --           4
  Less: Treasury stock, at cost -- 1,078,476 shares at
     December 31, 2001 and 955,170 at December 31, 2000.....   (14,476)    (12,425)
  Capital in excess of par..................................    17,124      14,862
  Retained earnings.........................................   100,008      95,531
                                                              --------    --------
Total stockholders' equity..................................   102,675      97,990
                                                              --------    --------
Total liabilities and stockholders' equity..................  $254,307    $231,141
                                                              ========    ========

                            See accompanying notes.

                       ASSOCIATED MATERIALS INCORPORATED

                            STATEMENTS OF OPERATIONS

                                                                    YEAR ENDED DECEMBER 31,
                                                             --------------------------------------
                                                                2001          2000          1999
                                                             ----------    ----------    ----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales..................................................   $595,819      $499,393      $455,268
Cost of sales..............................................    425,366       353,994       317,596
                                                              --------      --------      --------
Gross profit...............................................    170,453       145,399       137,672
Selling, general and administrative expenses...............    119,945       107,255        96,028
                                                              --------      --------      --------
Income from operations.....................................     50,508        38,144        41,644
Interest expense, net......................................      6,795         6,046         6,779
                                                              --------      --------      --------
                                                                43,713        32,098        34,865
Gain on the sale of UltraCraft.............................         --         8,012            --
Equity in loss of Amercord Inc.............................         --            --         1,337
Write-down of investment in Amercord Inc...................      2,393            --            --
                                                              --------      --------      --------
Income before income taxes.................................     41,320        40,110        33,528
Income tax expense.........................................     15,908        16,555        13,038
                                                              --------      --------      --------
Net income.................................................   $ 25,412      $ 23,555      $ 20,490
                                                              ========      ========      ========
Earnings Per Common Share -- Basic:
  Net income...............................................   $   3.62      $   2.94      $   2.52
                                                              ========      ========      ========
Earnings Per Common Share -- Assuming Dilution:
  Net income...............................................   $   3.46      $   2.85      $   2.46
                                                              ========      ========      ========

                            See accompanying notes.

                       ASSOCIATED MATERIALS INCORPORATED

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                     CLASS B                           CAPITAL
                                COMMON STOCK      COMMON STOCK      TREASURY STOCK       IN                     TOTAL
                               ---------------   ---------------   -----------------   EXCESS    RETAINED   STOCKHOLDERS'
                               SHARES   AMOUNT   SHARES   AMOUNT   SHARES    AMOUNT    OF PAR    EARNINGS      EQUITY
                               ------   ------   ------   ------   ------   --------   -------   --------   -------------
                                                                     (IN THOUSANDS)
Balance at December 31,
  1998.......................  6,939     $17      1,550    $  4       88    $ (1,048)  $12,273   $ 53,132     $ 64,378
  Net income and total
    comprehensive income.....     --      --         --      --       --          --        --     20,490       20,490
  Cash dividends ($0.10 per
    share)...................     --      --         --      --       --          --        --       (845)        (845)
  Exercise of common stock
    options and related tax
    benefits.................      5      --         --      --       --          --        30         --           30
  Purchase of treasury
    shares...................     --      --         --      --      467      (5,578)       --         --       (5,578)
  Common stock issued under
    Employee Stock Purchase
    Plan.....................     81      --         --      --       --          --       851         --          851
                               -----     ---     ------    ----    -----    --------   -------   --------     --------
Balance at December 31,
  1999.......................  7,025      17      1,550       4      555      (6,626)   13,154     72,777       79,326
  Net income and total
    comprehensive income.....     --      --         --      --       --          --        --     23,555       23,555
  Cash dividends ($0.10 per
    share)...................     --      --         --      --       --          --        --       (801)        (801)
  Exercise of common stock
    options and related tax
    benefits.................     73      --         --      --       --          --       860         --          860
  Purchase of treasury
    shares...................     --      --         --      --      400      (5,799)       --         --       (5,799)
  Common stock issued under
    Employee Stock Purchase
    Plan.....................     66       1         --      --       --          --       848         --          849
                               -----     ---     ------    ----    -----    --------   -------   --------     --------
Balance at December 31,
  2000.......................  7,164      18      1,550       4      955     (12,425)   14,862     95,531       97,990
  Net income and total
    comprehensive income.....     --      --         --      --       --          --        --     25,412       25,412
  Cash dividends ($0.20 per
    share)...................     --      --         --      --       --          --        --     (1,438)      (1,438)
  Exercise of common stock
    options and related tax
    benefits.................     67      --         --      --       --          --     1,387         --        1,387
  Purchase of treasury
    shares...................     --      --         --      --      123      (2,051)       --         --       (2,051)
  Common stock issued under
    Employee Stock Purchase
    Plan.....................     61      --         --      --       --          --       875         --          875
  Retirement of Class B
    common stock.............     --      --     (1,000)     (3)      --          --        --    (19,497)     (19,500)
  Conversion of Class B
    common stock to common
    stock....................    550       1       (550)     (1)      --          --        --         --           --
                               -----     ---     ------    ----    -----    --------   -------   --------     --------
Balance at December 31,
  2001.......................  7,842     $19         --    $ --    1,078    $(14,476)  $17,124   $100,008     $102,675
                               =====     ===     ======    ====    =====    ========   =======   ========     ========

                            See accompanying notes.

                       ASSOCIATED MATERIALS INCORPORATED

                            STATEMENTS OF CASH FLOWS

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2001      2000      1999
                                                              -------   -------   -------
                                                                    (IN THOUSANDS)
OPERATING ACTIVITIES
Net income..................................................  $25,412   $23,555   $20,490
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................   10,919     9,550     8,519
  Deferred income taxes.....................................    1,164     1,691      (380)
  Provision for losses on accounts receivable...............    1,468     2,884     2,323
  Equity in loss of Amercord Inc............................       --        --
  Write-down of investment in Amercord Inc..................    2,393        --        --
  Loss on sale of assets....................................       43       558        51
  Gain on the sale of UltraCraft............................       --              (8,012)
  Tax benefit from stock option exercises...................      411        92        15
  Changes in operating assets and liabilities:
    Accounts receivable.....................................  (16,022)   (3,492)   (9,150)
    Inventories.............................................     (145)   (5,180)  (13,406)
    Other current assets....................................      818      (677)     (300)
    Accounts payable........................................   10,306     1,882     5,220
    Accrued liabilities.....................................    5,847     2,556     1,536
    Income taxes receivable/payable.........................    1,951      (227)     (808)
    Other assets............................................     (242)   (1,804)      (38)
    Other liabilities.......................................     (334)     (408)     (165)
                                                              -------   -------   -------
Net cash provided by operating activities...................   43,989    22,968    15,244

INVESTING ACTIVITIES
Additions to property, plant and equipment..................  (15,022)  (11,925)  (18,915)
Proceeds from sale of assets................................      142        86        65
Purchase of Alpine Industries, Inc. assets..................       --    (7,565)       --
Proceeds from the sale of UltraCraft........................       --    18,885        --
(Purchase)/sale of short-term investment....................    5,019    (5,019)       --
Proceeds from sale of Amercord interest.....................       --        --     1,231
                                                              -------   -------   -------
Net cash used in investing activities.......................   (9,861)   (5,538)  (17,619)

FINANCING ACTIVITIES
Net proceeds from issuance of common stock..................      875       849       851
Principal payments of long-term debt........................       --        --    (3,600)
Repurchase of Class B common stock..........................  (19,500)       --        --
Options exercised...........................................      976       768        15
Dividends paid..............................................   (1,438)     (801)     (845)
Treasury stock acquired.....................................   (2,051)   (5,799)   (5,578)
                                                              -------   -------   -------
Net cash used in financing activities.......................  (21,138)   (4,983)   (9,157)
                                                              -------   -------   -------
Net increase (decrease) in cash.............................   12,990    12,447   (11,532)
Cash at beginning of period.................................   15,879     3,432    14,964
                                                              -------   -------   -------
Cash at end of period.......................................  $28,869   $15,879   $ 3,432
                                                              =======   =======   =======
Supplemental Information:
  Cash paid for interest....................................  $ 7,176   $ 7,177   $ 7,108
                                                              =======   =======   =======
  Cash paid for income taxes................................  $12,633   $15,292   $14,313
                                                              =======   =======   =======

                            See accompanying notes.

                       ASSOCIATED MATERIALS INCORPORATED

                         NOTES TO FINANCIAL STATEMENTS

1.  ACCOUNTING POLICIES

  LINE OF BUSINESS

     Associated Materials Incorporated (the "Company") consists of two operating divisions, Alside and AmerCable. Alside is engaged principally in the manufacture and distribution of exterior residential building products to professional contractors throughout the United States. AmerCable manufactures jacketed electrical cable utilized in a variety of industrial applications. The Company also owns an interest in Amercord Inc. ("Amercord"), which was accounted for using the equity method until November 1999 when Amercord was recapitalized, reducing the Company's interest in Amercord from 50% to 9.9%. Since the recapitalization, the Company has accounted for Amercord under the cost method. See Note 2.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions regarding the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  REVENUE RECOGNITION

     Product sales are recognized at the time of shipment and when payment is reasonably certain. Revenues are recorded net of estimated customer programs and incentive offerings including special pricing agreements, promotions and other volume-based incentives. Revisions to these estimates are charged to income in the period in which the facts that give rise to the revision become known.

  INVENTORIES

     Inventories are valued at the lower of cost (first-in, first-out) or market. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the assets which are as follows:

Building and improvements...................................   7 to 30 years
Computer equipment..........................................   3 years
Machinery and equipment.....................................   3 to 15 years

 INCOME TAX

     Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

 CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

                       ASSOCIATED MATERIALS INCORPORATED

 SHORT-TERM INVESTMENT

     At December 31, 2000 the Company had a $5.0 million commercial paper investment, with an original maturity of six months, reported as a short-term investment on the balance sheet. The Company classified the investment as held-to-maturity as the Company had the intent and held the investment to maturity. The investment was carried at amortized cost.

 DERIVATIVES

     From time to time the Company hedges its position with respect to raw material or currency fluctuations on specific contracts by entering into forward contracts or purchase options, the cost of which are realized upon the completion of the contract as cost of sales. The contracts effectively meet risk reduction and correlation criteria and are recorded using hedge accounting. No such contracts were in place at December 31, 2001 or 2000.

 INTEREST INCOME

     Interest income was $377,000, $1.1 million and $329,000 in 2001, 2000 and 1999, respectively, and is included in interest expense, net.

 MARKETING AND ADVERTISING

     The Company expenses marketing and advertising costs as incurred. Marketing and advertising expense was $9.9 million, $9.2 million and $8.5 million in 2001, 2000 and 1999, respectively.

 RECLASSIFICATIONS

     Certain prior period amounts have been reclassified to conform with the current period presentation.

 LONG-LIVED ASSETS

     The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets held for sale are reported at the lower of the carrying amount or fair value less costs to sell.

 NEW ACCOUNTING PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" which has eliminated the pooling of interests method for mergers and acquisitions. All business combinations initiated after June 30, 2001 are required to be accounted for using the purchase method of accounting. SFAS No. 141 supersedes APB Opinion No. 16, "Business Combinations" and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." The Company has not made any acquisitions that were accounted for by the pooling of interests method. The Company believes the adoption of this Statement will not have a material effect on the Company's financial position, results of operations or cash flows.

     In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets" which addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." SFAS No. 142 requires

                       ASSOCIATED MATERIALS INCORPORATED
goodwill and intangible assets with indefinite useful lives no longer be amortized but instead be reviewed annually for impairment using a fair-value based approach. Intangible assets that have a finite life will continue to be amortized over their respective estimated useful lives. The Statement is effective for fiscal years beginning after December 15, 2001. The Company has not recorded goodwill or other intangible assets with respect to any acquisition. The Company believes the adoption of this Statement will not have a material effect on the Company's financial position, results of operations or cash flows.

     In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations" which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs and establishes consistent accounting treatment for these items. This Statement is effective for fiscal years beginning after June 15, 2002. The Company believes the adoption of this Statement will not have a material effect on the Company's financial position, results of operations or cash flows.

     In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the financial reporting and accounting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of a business (as previously defined in that Opinion). This Statement also amends ARB No. 51, "Consolidated Financial Statements" to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. This Statement is effective for fiscal years beginning after December 15, 2001. The Company believes the adoption of this Statement will not have a material effect on the Company's financial position, results of operations or cash flows.

     In September 2000, the Emerging Issues Task Force issued EITF 00-10, "Accounting for Shipping and Handling Fees and Costs" which was effective for the fourth quarter of 2000. The EITF concluded that amounts billed to a customer in a sale transaction related to shipping and handling should be classified as revenue. The EITF also concluded that if costs incurred related to shipping and handling are significant and not included in cost of sales, an entity should disclose both the amount of such costs and the line item on the income statement that includes such costs. Prior to implementing EITF 00-10, the Company classified shipping and handling amounts billed to a customer as revenue. Costs incurred related to shipping and handling were classified as a reduction of revenue. The Company has reclassified prior period information to conform with the provisions of EITF 00-10.

2.  INVESTMENT IN AMERCORD

     The Company owns a 9.9% interest in Amercord, a manufacturer of steel tire cord and tire bead wire used in the tire manufacturing industry.

     During the fourth quarter of 1999, Amercord was recapitalized, reducing the Company's interest in Amercord from 50% to 9.9%. As a result of the recapitalization, the Company received cash of $1.2 million (net of related expenses) and a subordinated note for $1.5 million due November 2004. In addition, the Company has the right to require Amercord to purchase the Company's remaining 9.9% interest for $2.0 million in November 2003. After Amercord's recapitalization, the Company accounted for Amercord using the cost method of accounting. Prior to Amercord's recapitalization, the Company accounted for Amercord using the equity method of accounting. The Company recorded equity in the losses of Amercord of $1.3 million in 1999.

                       ASSOCIATED MATERIALS INCORPORATED

     Amercord's operating results and financial position deteriorated during the first quarter 2001. The Company believed it would not recover its investment in Amercord and wrote off its $2.4 million investment in Amercord during the first quarter of 2001. Amercord ceased operations during the second quarter of 2001.

     In connection with the recapitalization of Amercord in November 1999, the Company guaranteed a $3.0 million note secured by Amercord's real property. To date, the lender has not requested the Company to make payment under the guaranty. Should the guaranty be exercised by Amercord's lender, the Company and Ivaco Inc., another stockholder of Amercord, have the option to assume the loan. Ivaco Inc. has indemnified the Company for 50% of any loss under the guaranty up to $1.5 million. Based on a third party appraisal of Amercord's real property, the Company believes that it is adequately secured under its guaranty of the $3.0 million Amercord note such that no losses are anticipated with respect to this guaranty.

3.  ALLOWANCE FOR DOUBTFUL ACCOUNTS

     Changes in the allowance for doubtful accounts on accounts receivable for the years ended December 31 consist of (in thousands):

                                                              2001     2000     1999
                                                             ------   ------   ------
Balance at beginning of period.............................  $6,168   $4,864   $4,159
Provision for losses.......................................   1,468    2,884    2,323
Losses sustained (net of recoveries).......................   2,519    1,358    1,618
Allowance for UltraCraft receivables sold..................      --      222       --
                                                             ------   ------   ------
Balance at end of period...................................  $5,117   $6,168   $4,864
                                                             ======   ======   ======

     The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on review of the overall condition of accounts receivable balances and review of significant past due accounts. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

4.  INVENTORIES

     Inventories at December 31 consist of (in thousands):

                                                               2001      2000
                                                              -------   -------
Raw materials...............................................  $21,102   $23,229
Work-in-progress............................................    4,597     5,101
Finished goods and purchased stock..........................   48,875    46,099
                                                              -------   -------
                                                              $74,574   $74,429
                                                              =======   =======

                       ASSOCIATED MATERIALS INCORPORATED

5.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment at December 31 consist of (in thousands):

                                                                2001       2000
                                                              --------   --------
Land........................................................  $  1,878   $  1,878
Buildings...................................................    30,231     29,601
Construction in process.....................................     2,970      1,985
Machinery and equipment.....................................   119,151    106,596
                                                              --------   --------
                                                               154,230    140,060
Less accumulated depreciation...............................    76,497     66,143
                                                              --------   --------
                                                              $ 77,733   $ 73,917
                                                              ========   ========

6.  ACCRUED LIABILITIES AND OTHER LIABILITIES

     Accrued liabilities at December 31 consist of (in thousands):

                                                               2001      2000
                                                              -------   -------
Employee compensation.......................................  $15,648   $12,450
Sales promotions and incentives.............................    8,929     6,813
Employee benefits...........................................    3,747     3,450
Interest....................................................    2,322     2,313
Other.......................................................    4,710     4,483
                                                              -------   -------
                                                              $35,356   $29,509
                                                              =======   =======

     Other liabilities of $5,108,000 and $5,442,000 at December 31, 2001 and 2000, respectively, consist primarily of accruals for retiree medical benefits related to the 1989 closure of the Company's metal plant.

7.  DEBT

     In May 1999, the Company amended its $50 million credit agreement with KeyBank, N.A. ("Credit Agreement") to extend the term to May 31, 2002. Available borrowings under the Credit Agreement are limited to the lesser of the total facility less unused letters of credit or availability based on percentages of eligible accounts receivable and inventories. Unused letters of credit totaled $1,898,000 at December 31, 2001, primarily related to insurance coverage. The Company's available borrowing capacity at December 31, 2001 was approximately $48,102,000. The Credit Agreement includes covenants that require the maintenance of certain financial ratios and net worth and that place restrictions on the repurchase of common stock and the payment of dividends. One covenant in the Credit Agreement requires the Company to maintain a minimum ratio of cash inflows to cash outflows determined for the preceding twelve-month period at the end of each calendar quarter. During 2001, the Company repurchased
1.0 million shares of its Class B common stock at an aggregate cost of $19.5 million. In order to complete the Class B common stock repurchase, the Company obtained a waiver under the Credit Agreement to exclude the Class B common stock repurchase from the covenant calculation of cash inflows to cash outflows. The Company was in compliance with all Credit Agreement covenants at December 31, 2001. Outstanding borrowings under the Credit Agreement are secured by substantially all of the assets of the Company other than the Company's real property, equipment and its interest in Amercord.

                       ASSOCIATED MATERIALS INCORPORATED

     Interest is payable on borrowings under the revolving credit facility at either the prime commercial rate (4.75% at December 31, 2001) or LIBOR plus 1.00% at the option of the Company and on the unused credit facility at a rate of .20%. Letter of credit fees of 1.125% are paid at origination.

     The weighted average interest rate for borrowings under the revolving credit facility was 5.9% and 8.4% for the years ended December 31, 2001 and 2000, respectively.

     Long-term debt at December 31, 2001 and 2000 consists of $75 million of 9 1/4% Senior Subordinated Notes due 2008. The fair value of the 9 1/4% Notes at December 31, 2001 was $76.6 million based upon quoted market price.

     The Company's ability to make restricted payments, such as the repurchase of stock and the payment of dividends, is restricted by covenants in its Credit Agreement and the Indenture pursuant to which the Company's 9 1/4% Senior Subordinated Notes were issued. At December 31, 2001, the Company had the ability to make restricted payments of up to $15.7 million under the terms of the Indenture, the more restrictive of the two agreements.

8.  ACQUISITIONS AND DIVESTITURES

     On October 6, 2000, the Company acquired substantially all of the assets of Alpine Industries, Inc. for $7.6 million in cash and the assumption of certain payroll related and property tax liabilities. Included in the acquired assets is Alpine's leased window fabrication facility located in Bothell, Washington. This facility manufactures vinyl windows for the new construction and remodeling markets. The Company accounted for the acquisition using the purchase method of accounting and the results of operations have been included in the Company's income statement from the date of acquisition.

     The Company completed the sale of its UltraCraft operation, a manufacturer of semi-custom frameless cabinets, in June 2000. Pre-tax net proceeds from the sale were $18.9 million after working capital adjustments and transaction costs. The Company recorded a pre-tax gain on the sale of $8.0 million. UltraCraft represented approximately 5% of the Company's 1999 net sales.

     Under the terms of the 9 1/4% Note Indenture, the Company was obligated to make an offer to repurchase the 9 1/4% Notes using the after-tax net proceeds from the UltraCraft sale, to the extent the Company did not use these net proceeds within one year of the sale to repay senior indebtedness or to acquire assets used in, or other businesses similar to, the business currently conducted by the Company. As a result of the Company's acquisition of the Alpine assets together with other capital expenditures, the Company believes that it was not obligated to make an offer to repurchase the 9 1/4% Notes.

9.  COMMITMENTS

     Commitments for future minimum lease payments under noncancelable operating leases, principally for manufacturing and distribution facilities and certain equipment, are as follows (in thousands):

2002........................................................   $13,961
2003........................................................    11,624
2004........................................................     8,933
2005........................................................     6,168
2006........................................................     3,423
Thereafter..................................................     5,410

     Lease expense was approximately $17,859,000, $14,673,000 and $13,141,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The Company's lease agreements typically contain renewal options.

                       ASSOCIATED MATERIALS INCORPORATED

10.  INCOME TAXES

     Income tax expense for the years ended December 31 consists of (in thousands):

                                      2001                 2000                 1999
                               ------------------   ------------------   ------------------
                               CURRENT   DEFERRED   CURRENT   DEFERRED   CURRENT   DEFERRED
                               -------   --------   -------   --------   -------   --------
Federal income taxes.........  $13,835    $  948    $13,800    $1,510    $11,776    $(364)
State income taxes...........      909       216      1,064       181      1,642      (16)
                               -------    ------    -------    ------    -------    -----
                               $14,744    $1,164    $14,864    $1,691    $13,418    $(380)
                               =======    ======    =======    ======    =======    =====

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income taxes as of December 31 are as follows (in thousands):

                                                               2001      2000
                                                              -------   -------
Deferred tax assets:
  Medical benefits..........................................  $ 1,966   $ 2,095
  Bad debt expense..........................................    1,914     1,979
  Inventory costs...........................................      763     1,108
  Capital loss on Amercord Inc..............................      472       472
  Other.....................................................    1,222       616
                                                              -------   -------
Total deferred tax assets...................................    6,337     6,270
Deferred tax liabilities:
  Depreciation..............................................    9,889     8,975
  Pension expense...........................................      779       302
  Other.....................................................      760       920
                                                              -------   -------
Total deferred tax liabilities..............................   11,428    10,197
                                                              -------   -------
Net deferred tax liabilities................................  $(5,091)  $(3,927)
                                                              =======   =======

     The reconciliation of the statutory rate to the Company's effective income tax rate for the years ended December 31 follows:

                                                              2001   2000   1999
                                                              ----   ----   ----
Statutory rate..............................................  35.0%  35.0%  35.0%
State income tax, net of federal income tax benefit.........   1.8    2.0    3.2
Other.......................................................   1.7    4.3    0.7
                                                              ----   ----   ----
Effective rate..............................................  38.5%  41.3%  38.9%
                                                              ====   ====   ====

     During the third quarter 2000, the Company recorded $1.1 million in additional income tax expense due to an adjustment to a deferred tax asset, which was recorded in 1986 pursuant to the spin-off of the Company's tire cord operation into Amercord. The effect of this adjustment is included in the other category in the rate reconciliation. Exclusive of this adjustment, the Company's effective tax rate would have been 38.5%.

                       ASSOCIATED MATERIALS INCORPORATED

11.  STOCKHOLDERS' EQUITY

     In October 1998 the Company's Board of Directors approved a stock repurchase program that authorized the Company to purchase up to 800,000 shares of common stock in open market transactions depending on market, economic and other factors. In November 2000, the Board authorized the repurchase of an additional 800,000 shares of common stock under the Company's stock repurchase program, bringing the total number of shares under the plan to 1,600,000 shares. During 2001, 2000 and 1999, the Company repurchased 123,306, 399,774 and 467,000 shares of its common stock under the stock repurchase program at a cost of $2,051,000, $5,799,000 and $5,578,000. The repurchase of the Company's Class B common stock described below was not part of this stock repurchase program.

     On April 29, 2001, the Company repurchased 1,000,000 shares of its Class B common stock from The Prudential Insurance Company of America ("Prudential") and its wholly owned subsidiary, PCG Finance Company II, LLC ("PCG") at $19.50 per share, or $19.5 million in the aggregate, which has been reflected primarily as a reduction to retained earnings. The share purchase was financed through available cash and borrowings under the Company's $50,000,000 credit facility. Following the purchase, Prudential and PCG converted the remaining 550,000 shares of Class B common stock held by these entities into 550,000 shares of common stock pursuant to the terms of the Company's Certificate of Incorporation. The Company has retired all 1,550,000 previously authorized shares of Class B common stock.

12.  EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           2001      2000      1999
                                                          -------   -------   -------
                                                             (IN THOUSANDS, EXCEPT
                                                                PER SHARE DATA)
Numerator:
  Numerator for basic and diluted earnings per common
     share -- Net income................................  $25,412   $23,555   $20,490
Denominator:
  Denominator for basic earnings per common share --
     weighted-average shares............................    7,023     8,007     8,126
  Effect of dilutive securities:
     Employee stock options.............................      311       251       218
                                                          -------   -------   -------
  Denominator for diluted earnings per common share --
     adjusted weighted-average shares...................    7,334     8,258     8,344
                                                          =======   =======   =======
Basic earnings per common share.........................  $  3.62   $  2.94   $  2.52
                                                          =======   =======   =======
Diluted earnings per common share.......................  $  3.46   $  2.85   $  2.46
                                                          =======   =======   =======

     Options to purchase 50,000 and 40,000 shares of common stock with a weighted average exercise price of $16.11 and $16.00 per share were outstanding for the years ended December 31, 2000 and December 31, 1999, respectively, but were excluded from the diluted earnings per share calculation because the option exercise price was greater than the average market price of the common stock during the period.

                       ASSOCIATED MATERIALS INCORPORATED

13.  STOCK PLANS

     The Company has a stock option plan, whereby it grants stock options to certain directors, officers and key employees. The Company has authorized 1,200,000 shares of common stock to be issued under the plan. Options were granted at fair market value on the grant date and are exercisable for ten years. Options vest by either of the following methods: 50% vests upon the grant date with the other 50% vesting after two years or 20% vests upon the grant date with an additional 20% vesting each year commencing on the first anniversary of the grant date. All outstanding options granted under the stock option plan are non-statutory stock options.

     Transactions during 1999, 2000 and 2001 under this plan are summarized below:

                                                                          WEIGHTED AVERAGE
                                           SHARES          PRICE           EXERCISE PRICE
                                           -------   ------------------   ----------------
Options outstanding at December 31,
  1998...................................  572,300     $2.925 to $16.00       $  8.45
Exercised................................   (5,000)              $2.925       $ 2.925
                                           -------   ------------------       -------
Options outstanding at December 31,
  1999...................................  567,300     $2.925 to $16.00       $  8.50
Exercised................................  (73,486)    $5.00 to $11.875       $  9.57
Granted..................................  167,500   $11.875 to $16.563       $ 13.50
Expired or canceled......................  (26,514)    $9.00 to $11.875       $  9.72
                                           -------   ------------------       -------
Options outstanding at December 31,
  2000...................................  634,800    $2.925 to $16.563       $  9.65
Exercised................................  (67,300)   $2.925 to $11.875       $  5.76
Granted..................................   20,000              $17.875       $17.875
Expired or canceled......................  (19,000)    $9.00 to $11.875       $  9.45
                                           -------   ------------------       -------
Options outstanding at December 31,
  2001...................................  568,500    $2.925 to $17.875       $ 10.41
                                           =======

     Options to purchase 456,000, 476,800 and 407,800 shares were exercisable at December 31, 2001, 2000 and 1999, respectively. The weighted average exercise price of options outstanding was $10.41, $9.65 and $8.50 at December 31, 2001, 2000 and 1999, respectively.

     The following table summarizes significant ranges of outstanding and exercisable options at December 31, 2001:

                                            OPTIONS OUTSTANDING           OPTIONS EXERCISABLE
                                     ----------------------------------   --------------------
                                                 WEIGHTED      WEIGHTED              WEIGHTED
                                                  AVERAGE      AVERAGE                AVERAGE
                                                 REMAINING     EXERCISE              EXERCISE
RANGE                                SHARES    LIFE IN YEARS    PRICE      SHARES      PRICE
-----                                -------   -------------   --------   --------   ---------
$2.925 to $5.00....................  105,500       2.21        $ 3.328    105,500     $ 3.328
$9.00 to $12.00....................  293,000       6.20        $10.196    252,500     $10.268
$13.875 to $17.875.................  170,000       7.61        $15.169     98,000     $15.159

     The Company has adopted the disclosure provisions of SFAS No. 123 but continues to measure stock-based compensation in accordance with APB No. 25. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock options under the fair value method of that statement. The weighted average fair value at date of grant for options granted during 2001 and 2000 using the Black-Scholes method was $8.39 and $12.58 per option, respectively. No options were granted in 1999. The fair value of the options was estimated at the date of the grant using the Black-Scholes option pricing model with the following assumptions for 2001 and 2000, respectively: dividend yield of .95% and .67%, volatility factor of the

                       ASSOCIATED MATERIALS INCORPORATED
expected market price of the stock of .330 and .307, a weighted-average risk free interest rate of 5.10% and 6.38% and an expected life of the option of 10 years.

     Stock based compensation costs would have reduced net income by $344,000, $977,000 and $475,000 or $0.05, $0.12 and $0.06 per basic and diluted share in 2001, 2000 and 1999, respectively, if the fair values of the options granted in that year had been recognized as compensation expense on a straight-line basis over the vesting period of the grant. The pro forma effect on net income for 2001, 2000 and 1999 may not be representative of the pro forma effect on net income in future years.

     Effective October 1, 1998 the Company established an Employee Stock Purchase Plan ("ESPP"). The ESPP allows employees to purchase the Company's common stock at 85% of the lower of the fair market value on the first day of the purchase period or the last day of the purchase period. The Company has registered 500,000 shares of common stock for issuance under the ESPP. Employees purchased 60,679, 65,873, and 80,919 shares under the ESPP at average prices of $14.42, $12.87 and $10.52 per share during 2001, 2000 and 1999, respectively.
The Company's Board of Directors approved the suspension of the ESPP effective December 31, 2001.

14.  BUSINESS SEGMENTS

     The Company has two reportable segments: building products and electrical cable products. The principal business activities of the building products segment are the manufacture of vinyl siding, vinyl windows and the wholesale distribution of these and other complementary building products principally to professional home remodeling and new construction contractors. The principal business activity of the electrical cable segment is the manufacture and sale of jacketed electrical cable.

     The Company evaluates performance and allocates resources based on operating profit, which is net sales less operating costs and expenses.

     Comparative financial data by reportable segment for the years ended December 31 are as follows (in thousands):

                                                         2001       2000       1999
                                                       --------   --------   --------
Net sales:
  Building products..................................  $524,528   $434,845   $410,107
  Electrical cable products..........................    71,291     64,548     45,161
                                                       --------   --------   --------
                                                       $595,819   $499,393   $455,268
                                                       ========   ========   ========
Operating profits (losses):
  Building products..................................  $ 48,889   $ 36,300   $ 42,408
  Electrical cable products..........................     6,653      5,815      2,875
  Corporate expense..................................    (5,034)    (3,971)    (3,639)
                                                       --------   --------   --------
                                                       $ 50,508   $ 38,144   $ 41,644
                                                       ========   ========   ========
Identifiable assets:
  Building products..................................  $189,142   $165,990   $167,024
  Electrical cable products..........................    34,054     34,255     26,673
  Corporate..........................................    31,111     30,896     12,599
                                                       --------   --------   --------
                                                       $254,307   $231,141   $206,296
                                                       ========   ========   ========

                       ASSOCIATED MATERIALS INCORPORATED

                                                         2001       2000       1999
                                                       --------   --------   --------
Depreciation and amortization:
  Building products..................................  $  8,901   $  7,767   $  6,900
  Electrical cable products..........................     1,708      1,493      1,347
  Corporate..........................................       310        290        272
                                                       --------   --------   --------
                                                       $ 10,919   $  9,550   $  8,519
                                                       ========   ========   ========
Additions to property, plant and equipment:
  Building products..................................  $ 11,652   $  7,936   $ 16,018
  Electrical cable products..........................     3,359      3,708      2,897
  Corporate..........................................        11        281         --
                                                       --------   --------   --------
                                                       $ 15,022   $ 11,925   $ 18,915
                                                       ========   ========   ========

     Identifiable assets by segment are those used in the Company's operations in each segment. Corporate assets are principally the Company's cash and cash equivalents and short-term investments. The Company operates principally in the United States. Neither aggregate export sales nor sales to a single customer have accounted for 10% or more of consolidated net sales in any of the years presented.

15.  RETIREMENT PLANS

     The Company sponsors a defined benefit pension plan, The Premium Building Products Company Hourly Employees Pension Plan ("Premium Plan"), which covers approximately 250 participants. The Company froze the Alside defined benefit retirement plan ("Alside Plan") effective December 31, 1998 and replaced it with a defined contribution plan effective January 1, 1999. As a result of the plan freeze, the Company recorded a $5,951,000 curtailment gain in 1998. Prepaid pension and accrued pension liabilities are included in other assets and accrued liabilities in the accompanying balance sheets.

     Information regarding the Company's defined benefit plans is as follows:

                                              2001                         2000
                                   --------------------------   --------------------------
                                   ALSIDE PLAN   PREMIUM PLAN   ALSIDE PLAN   PREMIUM PLAN
                                   -----------   ------------   -----------   ------------
CHANGE IN PROJECTED BENEFIT
  OBLIGATION
Projected benefit obligation at
  beginning of year..............  $25,733,225    $1,099,907    $26,322,987    $  990,155
Service cost.....................      209,068        37,396        221,534        41,091
Interest cost....................    1,887,103        77,462      1,814,543        74,301
Plan amendments..................           --        42,605             --            --
Actuarial (gain) loss............    1,101,555        (1,618)    (1,608,232)        7,202
Benefits paid....................   (1,307,134)      (21,265)    (1,017,607)      (12,842)
                                   -----------    ----------    -----------    ----------
Projected benefit obligation at
  end of year....................  $27,623,817    $1,234,487    $25,733,225    $1,099,907
                                   ===========    ==========    ===========    ==========

                       ASSOCIATED MATERIALS INCORPORATED

                                              2001                         2000
                                   --------------------------   --------------------------
                                   ALSIDE PLAN   PREMIUM PLAN   ALSIDE PLAN   PREMIUM PLAN
                                   -----------   ------------   -----------   ------------
CHANGE IN PLAN ASSETS
Fair value of assets at beginning
  of year........................  $32,413,729    $  880,459    $34,346,364    $  918,140
Actual return on plan assets.....   (2,374,681)      (57,095)      (915,028)      (24,839)
Employer contributions...........           --       205,000             --            --
Benefits paid....................   (1,307,134)      (21,265)    (1,017,607)      (12,842)
                                   -----------    ----------    -----------    ----------
Fair value of assets at end of
  year...........................   28,731,914     1,007,099     32,413,729       880,459
Funded status....................    1,108,097      (227,388)     6,680,504      (219,448)
Unrecognized:
  Transition obligation..........           --        14,200             --        21,301
  Prior service costs............           --        80,488             --        44,125
  Cumulative net (gain) loss.....      875,940        42,592     (5,681,834)     (102,245)
                                   -----------    ----------    -----------    ----------
  Accrued pension asset
     (liability).................  $ 1,984,037    $  (90,108)   $   998,670    $ (256,267)
                                   ===========    ==========    ===========    ==========
KEY ASSUMPTIONS AS OF DECEMBER 31
Discount rate....................         7.25%         7.25%          7.50%         7.50%
Long-term rate of return on
  assets.........................         9.00%         9.00%          9.00%         9.00%
Salary increases.................          N/A           N/A            N/A           N/A
NET PERIODIC PENSION (BENEFIT)
  COST
Service cost.....................  $   209,068    $   37,396    $   221,534    $   41,091
Interest cost....................    1,887,103        77,462      1,814,543        74,301
Expected return on assets........   (2,863,811)      (84,314)    (3,040,376)      (82,002)
Amortization of unrecognized:
  Transition obligation..........           --         7,101             --         7,101
  Prior service costs............           --         6,242             --         6,242
  Cumulative net gain............     (217,727)       (5,046)      (609,625)      (10,239)
                                   -----------    ----------    -----------    ----------
Net periodic pension (benefit)
  cost...........................  $  (985,367)   $   38,841    $(1,613,924)   $   36,494
                                   ===========    ==========    ===========    ==========

     The Company sponsors two defined contribution plans (the "401(k) Plans") intended to provide assistance in accumulating personal savings for retirement. The 401(k) Plans are qualified as a tax-exempt plan under Sections 401(a) and 401(k) of the Internal Revenue Code. The Alside 401(k) Plan covers all full-time, non-union employees of Alside and matches up to 4.0% of eligible compensation. For the years ended December 31, 2001, 2000 and 1999, the Company's pre-tax contribution to the Alside 401(k) Plan was $2.1 million, $2.0 million and $2.1 million, respectively. The AmerCable 401(k) Plan covers all full-time employees of AmerCable and matches up to 4.0% of eligible compensation (3.5% of eligible compensation prior to 2001). For the years ended December 31, 2001, 2000 and 1999, the Company's pre-tax contributions to the AmerCable 401(k) Plan were $281,000, $238,000 and $215,000, respectively.

16.  CONTINGENCIES

     The Company entered into a consent order dated August 25, 1992 with the United States Environmental Protection Agency pertaining to corrective action requirements associated with the use of hazardous waste storage facilities at its Akron, Ohio location. With the exception of a small container storage area, the use of these facilities was terminated prior to the acquisition of the facilities by the

                       ASSOCIATED MATERIALS INCORPORATED

Company from USX Corporation ("USX") in 1984. The Company believes that USX bears financial responsibility for substantially all of the direct costs of corrective action at these facilities under relevant contract terms and under statutory and common law. The effects of the past practices of these facilities are continuing to be investigated pursuant to the terms of the consent order and as a result the Company is unable to reasonably estimate a reliable range of the aggregate cost of corrective action at this time. To date, USX has reimbursed the Company for substantially all of the direct costs of corrective action at these facilities. The Company expects that USX will continue to reimburse the Company for substantially all of the direct costs of corrective action at these facilities. As a result, the Company believes that any material claims resulting from this proceeding will not have a material adverse effect on the Company.

                       ASSOCIATED MATERIALS INCORPORATED

                                 BALANCE SHEETS

                                                              (UNAUDITED)
                                                               MARCH 31,    DECEMBER 31,
                                                                 2002           2001
                                                              -----------   ------------
                                                                (IN THOUSANDS, EXCEPT
                                                              SHARE AND PER SHARE DATA)
                                         ASSETS
Current assets:
  Cash and cash equivalents.................................    $ 13,513      $ 28,869
  Accounts receivable, net..................................      61,658        65,784
  Inventories...............................................      79,412        74,574
  Income taxes receivable...................................         940            --
  Other current assets......................................       3,637         3,394
                                                                --------      --------
Total current assets........................................     159,160       172,621
Property, plant and equipment, net..........................      77,897        77,733
Other assets................................................       4,112         3,953
                                                                --------      --------
Total assets................................................    $241,169      $254,307
                                                                ========      ========

                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $ 33,187      $ 29,579
  Accrued liabilities.......................................      20,904        35,356
  Income taxes payable......................................          --         1,498
                                                                --------      --------
Total current liabilities...................................      54,091        66,433
Deferred income taxes.......................................       4,996         5,091
Other liabilities...........................................       6,058         5,108
Long-term debt..............................................      75,000        75,000
Commitments and contingencies Stockholders' equity:
  Preferred stock, $.01 par value:
     Authorized shares -- 100,000 at March 31, 2002 and
      December 31, 2001
     Issued shares -- 0 at March 31, 2002 and December 31,
      2001..................................................          --            --
  Common stock, $.0025 par value:
       Authorized shares -- 15,000,000
       Issued shares -- 7,852,503 at March 31, 2002 and
        7,842,003 at December 31, 2001......................          20            19
  Common stock, Class B, $.0025 par value:
       Authorized and issued shares -- 0 at March 31, 2002
        and December 31, 2001...............................          --            --
  Less: Treasury stock, at cost -- 1,078,476 shares at March
     31, 2002 and December 31, 2001.........................     (14,476)      (14,476)
  Capital in excess of par..................................      17,330        17,124
  Retained earnings.........................................      98,150       100,008
                                                                --------      --------
Total stockholders' equity..................................     101,024       102,675
                                                                --------      --------
Total liabilities and stockholders' equity..................    $241,169      $254,307
                                                                ========      ========

                            See accompanying notes.

                       ASSOCIATED MATERIALS INCORPORATED

                            STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                               QUARTER ENDED MARCH 31,
                                                              -------------------------
                                                                 2002          2001
                                                              -----------   -----------
                                                              (IN THOUSANDS, EXCEPT PER
                                                                     SHARE DATA)
Net sales...................................................   $123,198      $108,611
Cost of sales...............................................     90,778        81,414
                                                               --------      --------
Gross margin................................................     32,420        27,197
Selling, general and administrative expense.................     31,219        28,127
                                                               --------      --------
Income (loss) from operations...............................      1,201          (930)
Interest expense............................................      1,669         1,579
                                                               --------      --------
Loss before other non-operating expenses and income taxes...       (468)       (2,509)
Merger transaction costs....................................     (2,002)           --
Loss on the writedown of Amercord Inc.......................         --        (2,393)
                                                               --------      --------
Loss before income taxes....................................     (2,470)       (4,902)
Income tax benefit..........................................       (951)       (1,887)
                                                               --------      --------
Net loss....................................................   $ (1,519)     $ (3,015)
                                                               ========      ========
Net loss per common share -- Basic and fully diluted........   $  (0.22)     $  (0.39)
                                                               ========      ========
Dividends per common share..................................   $   0.05      $   0.10
                                                               ========      ========

                            See accompanying notes.

                       ASSOCIATED MATERIALS INCORPORATED

                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                QUARTER ENDED
                                                                  MARCH 31,
                                                              -----------------
                                                               2002      2001
                                                              -------   -------
                                                               (IN THOUSANDS)
OPERATING ACTIVITIES
Net loss....................................................  $(1,519)  $(3,015)
Adjustments to reconcile net loss to net cash used by
  operating activities:
     Depreciation and amortization..........................    2,979     2,661
     Deferred income taxes..................................      (95)     (189)
     Loss on the writedown of Amercord Inc..................       --     2,393
     Loss on sale of assets.................................       36        50
     Tax benefit from stock option exercise.................      113        --
     Changes in operating assets and liabilities:
       Accounts receivable, net.............................    4,126    (5,366)
       Inventories..........................................   (4,838)   (2,717)
       Income taxes receivable/payable......................   (2,438)   (1,698)
       Accounts payable and accrued liabilities.............  (10,844)   (2,229)
       Other assets and liabilities.........................      479       (17)
                                                              -------   -------
Net cash used by operating activities.......................  (12,001)  (10,127)
INVESTING ACTIVITIES
Proceeds from sale of short-term investment.................       --     5,019
Proceeds from sale of assets................................        8        20
Additions to property, plant and equipment..................   (3,118)   (6,765)
                                                              -------   -------
Net cash used by investing activities.......................   (3,110)   (1,726)
FINANCING ACTIVITIES
Dividends paid..............................................     (339)     (765)
Treasury stock acquired.....................................       --    (1,803)
Proceeds from exercise of stock options.....................       94       588
                                                              -------   -------
Net cash used by financing activities.......................     (245)   (1,980)
                                                              -------   -------
Net decrease in cash........................................  (15,356)  (13,833)
Cash at beginning of period.................................   28,869    15,879
                                                              -------   -------
Cash at end of period.......................................  $13,513   $ 2,046
                                                              =======   =======
Supplemental information:
Cash paid for interest......................................  $ 3,493   $ 3,502
                                                              =======   =======
Net cash paid for income taxes..............................  $ 2,254   $   257
                                                              =======   =======

                            See accompanying notes.

                       ASSOCIATED MATERIALS INCORPORATED

                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE QUARTER ENDED MARCH 31, 2002
                                  (UNAUDITED)

1.  BASIS OF PRESENTATION

     The unaudited financial statements of Associated Materials Incorporated (the "Company") for the quarter ended March 31, 2002 have been prepared in accordance with generally accepted accounting principles for interim financial reporting, the instructions to Form 10-Q, and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2001 filed with the Securities and Exchange Commission. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the interim financial information have been included. The results of operations for any interim period are not necessarily indicative of the results of operations for a full year.

     The Company's Alside division manufactures and distributes building products. Because most of Alside's building products are intended for exterior use, Alside's sales and operating profits tend to be lower during periods of inclement weather. Weather conditions in the first quarter of each calendar year historically result in that quarter producing significantly less sales revenue and profits than in any other period of the year.

2.  MERGER TRANSACTION

     On March 16, 2002, the Company entered into a merger agreement (the "Merger Agreement") with Associated Materials Holdings Inc. ("Holdings") and its wholly owned subsidiary, Simon Acquisition Corp. The Merger Agreement provided for the acquisition of all shares of the Company's common stock through a cash tender offer for $50.00 per share. The Merger Agreement also required that the Company commence a tender offer to purchase all of its outstanding 9 1/4% Senior Subordinated Notes due March 1, 2008.

     On April 19, 2002, the cash tender offers for the Company's common stock and 9 1/4% Senior Subordinated Notes were completed. Approximately 95.9% of the outstanding shares of common stock were validly tendered and approximately 98.7% of the outstanding 9 1/4% notes were validly tendered. The Company also executed a supplemental indenture removing substantially all of the restrictive covenants in the indenture governing such notes. The Company is obligated to make a change of control offer for the approximately $1 million of remaining 9 1/4% notes at a price of 101% of the principal amount thereof, plus accrued and unpaid interest.

     Subsequent to the completion of the tender offers, Simon Acquisition Corp. was merged with and into the Company, with the Company continuing as the surviving corporation and a privately held, wholly owned subsidiary of Holdings (which is controlled by affiliates of Harvest Partners, Inc.). Following the completion of the merger, the Company's shares were delisted from NASDAQ.

     The merger has been accounted for using the purchase method of accounting. The total purchase consideration of $378.1 million has been allocated to tangible and intangible assets acquired and liabilities assumed based on respective fair values at the date of acquisition based on preliminary valuation estimates and certain assumptions. The preliminary allocation of purchase price has resulted in $286.2 million in goodwill and other intangibles, including $8.6 million of preliminary purchase price allocated to patents with estimated useful lives of 10 years and $86.5 million assigned to trademarks with indefinite lives. The allocation of purchase price is being finalized by management and is not reflected in the March 31, 2002 financial statements. The merger was financed through the issuance of $165 million of 9 3/4% senior

                       ASSOCIATED MATERIALS INCORPORATED
subordinated notes due 2012, a $125 million new credit facility (see Note 5), a $172 million equity contribution by Associated Materials Holdings Inc. (which received an equity contribution of approximately $172 million consisting of cash from the equity investors of $164.8 million and rollover equity by certain members of management of $7.2 million) and cash on hand of approximately $2.5 million.

     In connection with the merger, the Company incurred merger related costs, including legal, accounting and investment banking fees. These costs are required to be expensed in accordance with generally accepted accounting principles. These costs have been classified in merger transaction costs in the accompanying statement of operations.

3.  INVENTORIES

     Inventories are valued at the lower of cost (first in, first out) or market. Inventories consist of the following (in thousands):

                                                              MARCH 31,   DECEMBER 31,
                                                                2002          2001
                                                              ---------   ------------
Raw materials...............................................   $23,263      $21,102
Work-in-process.............................................     5,421        4,597
Finished goods and purchased stock..........................    50,728       48,875
                                                               -------      -------
                                                               $79,412      $74,574
                                                               =======      =======

4.  EARNINGS PER COMMON SHARE

     The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

                                                                QUARTER ENDED
                                                                  MARCH 31,
                                                              -----------------
                                                               2002      2001
                                                              -------   -------
Numerator:
  Numerator for basic and diluted earnings per common
     share -- net loss......................................  $(1,519)  $(3,015)
Denominator:
  Denominator for basic and diluted earnings per common
     share -- weighted-average shares.......................    6,770     7,677
Basic and diluted loss per common share.....................  $ (0.22)  $ (0.39)
                                                              =======   =======

     In accordance with Statement of Financial Accounting Standard No. 128, approximately 436,000 and 268,000 potential common shares were excluded from the calculation of weighted average shares outstanding for the quarter ended March 31, 2002 and 2001, respectively. Due to the losses incurred during the quarters ended March 31, 2002 and 2001, inclusion of these shares would have been antidilutive.

5.  SUBSEQUENT EVENTS

     On April 19 and April 24, 2002, the Company filed a Form 15 with the SEC suspending its obligations to file reports under Sections 12(g) and 15(d) of the Securities Exchange Act of 1934.

     On April 19, 2002, the Company relocated its principal executive offices to 3773 State Rd., Cuyahoga Falls, Ohio.

                       ASSOCIATED MATERIALS INCORPORATED

     On June 24, 2002, the Company completed the sale of its AmerCable division to AmerCable Incorporated, a newly formed entity controlled by members of AmerCable management and Wingate Partners III, L.P., for net proceeds of approximately $28.3 million of cash and the assumption of certain liabilities pursuant to an asset purchase agreement dated as of the same date. The Company used the net cash proceeds to repay a portion of the new credit facility in accordance with certain terms thereof.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               (ASSOCIATED LOGO)

                       ASSOCIATED MATERIALS INCORPORATED

                               OFFER TO EXCHANGE
           ALL OUTSTANDING 9 3/4% SENIOR SUBORDINATED NOTES DUE 2012
                                      FOR
              REGISTERED 9 3/4% SENIOR SUBORDINATED NOTES DUE 2012

                            ------------------------

                                   PROSPECTUS
                            ------------------------

                                          , 2002

     We have not authorized any dealer, salesperson, or other person to give any information or represent anything not contained in this prospectus or the accompanying letter of transmittal. You must not rely on any unauthorized information. This prospectus and the accompanying letter of transmittal do not offer to sell or ask you to buy any securities in any jurisdiction where it is unlawful. The information contained in this prospectus is current as of
          , 2002.

     Until           , 200  , all dealers that effect transactions in these
securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which permits a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except
(i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Amended and Restated Certificate of Incorporation contains the provisions permitted by Section 102(b)(7) of the DGCL.

     Reference is made to Section 145 of the DGCL which provides that a corporation may indemnify any persons, including directors and officers, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interest and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify directors and/or officers in an action or suit by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the director or officer is adjudged to be liable to the corporation. Where a director or officer is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such director or officer actually and reasonably incurred.

     The above provisions of the DGCL are nonexclusive.

     The Registrant's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and the Amended and Restated By-laws (the "By-laws") provides that each person who is or was a director or officer of the Registrant, or each such person who is or was serving at the request of the Board of Directors or an officer of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), shall be indemnified by the Registrant to the full extent permitted from time to time by the DGCL as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Registrant to provide broader indemnification rights than said law permitted the Registrant to provide prior to such amendment) or any other applicable laws as presently or hereafter in effect. The indemnification provided for under Article IV of the By-laws shall not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled, under the Certificate of Incorporation or under any other bylaw, agreement, insurance policy, vote of stockholders or disinterested directors, applicable law or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

     The Registrant's Certificate of Incorporation provides that to the full extent permitted by the DGCL or any other applicable laws presently or hereafter in effect, no director of the Registrant shall be personally liable to the Registrant or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director of the Registrant.

     The Registrant provides insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the Registrant. Article IV, Section 6 of the By-laws provides that, by action of the Board of Directors, notwithstanding any interest of the directors in the action, the Registrant shall have the power to purchase and maintain insurance, in such amounts as the Board of Directors deems appropriate, on behalf of any person who is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as director, officer, employee or agent of another corporation, partnership, joint venture, trust, association or other enterprise, against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not he is indemnified against such liability or expense under the provisions of Article IV of the Bylaws and whether or not the Registrant would have the power or would be required to indemnify him against such liability under the provisions of Article IV of the Bylaws or of the DGCL or by any other applicable law.

ITEM 21.  EXHIBIT AND FINANCIAL STATEMENTS INDEX

(a) Exhibits:

EXHIBIT
NUMBER    DESCRIPTION
-------   -----------
  2.1     Agreement and Plan of Merger, dated as of March 16, 2002, by and among Associated Materials Holdings Inc. (formerly known as Harvest/AMI Holdings Inc.), Simon Acquisition Corp. and
          the Registrant (incorporated by reference to Exhibit
          99(d)(1) of Schedule TO filed by Associated Materials
          Holdings, Inc. and certain affiliates, File No. 005-53705, filed on March 22, 2002).
  3.1     Amended and Restated Certificate of Incorporation of the
          Registrant.
  3.2     Amended and Restated By-Laws of the Registrant.
  4.1     Registration Rights Agreement, dated as of April 23, 2002, by and among the Registrant, AMI Management Company, Credit
          Suisse First Boston Corporation, UBS Warburg LLC and CIBC
          World Markets Corp.
  4.2     Indenture governing the Registrant's 9 3/4% Senior
          Subordinated Notes Due 2012, dated as of April 23, 2002, by and among the Registrant, AMI Management Company and
          Wilmington Trust Company.
  4.3     Supplemental Indenture governing the Registrant's 9 3/4%
          Senior Subordinated Notes Due 2012, dated as of May 10, 2002 by and among the Registrant, AMI Management Company, Alside,
          Inc. and Wilmington Trust Company.
  4.4     Form of the Registrant's 9 3/4% Senior Subordinated Note due
          2012.
  4.5     Form of Indenture governing the Registrant's 9 1/4% Senior
          Subordinated Notes due 2008, between the Company and The
          Bank of New York Trust Company of Florida, N.A. (as
          successor to U.S. Trust Company of Texas, N.A.)
          (incorporated by reference to Exhibit 4.1 of the
          Registrant's Registration Statement on Form S-1/A, File No.
          3333-42067, filed on January 30, 1998).
  4.6     First Supplemental Indenture governing the Registrant's
          9 1/4% Senior Subordinated Notes due 2008, dated as of April
          4, 2002, by and among the Registrant and The Bank of New
          York Trust Company of Florida, N.A (as successor to U.S.
          Trust Company of Texas, N.A.).
  4.7     Form of 9 1/4% Senior Subordinated Note due 2008
          (incorporated by reference to Exhibit A of Exhibit 4.1 of
          the Registrant's Registration Statement on Form S-1/A, File
          No. 333-42067, filed on January 30, 1998).
  5.1*    Legal Opinion of White & Case LLP as to the legality of the securities being issued.
 10.1     Credit Agreement, dated as of April 19, 2002, by and among the Registrant, Associated Materials Holdings Inc., the
          various financial institutions and other Persons from time to time parties thereto, UBS AG, Stamford Branch, as
          administrative agent, Credit Suisse First Boston, Cayman
          Islands Branch, as syndication agent, CIBC World Markets
          Corp., as documentation agent, and UBS Warburg LLC and
          Credit Suisse First Boston Corporation, as joint lead
          arrangers (the "Credit Agreement").

EXHIBIT
NUMBER    DESCRIPTION
-------   -----------
 10.2     Borrower Security and Pledge Agreement of the Registrant,
          dated as of April 19, 2002, by the Company, in favor of UBS
          AG, Stamford Branch, as administrative agent.
 10.3     Form of Subsidiary Security and Pledge Agreement, by each
          subsidiary of the Registrant from time to time party thereto in favor of UBS AG, Stamford Branch, as administrative
          agent, on behalf of the Secured Parties (as defined in the
          Credit Agreement).
 10.4     Form of Subsidiary Guaranty, by each subsidiary of the
          Registrant from time to time party thereto in favor of UBS
          AG, Stamford Branch, as administrative agent, on behalf of the Secured Parties (as defined in the Credit Agreement).
 10.5     Assumption Agreement, dated as of April 19, 2002, by and
          among the Registrant and AMI Management Company, as
          guarantors.
 10.6     Agreement of Sale, dated as of January 30, 1984, between USX
          Corporation (formerly United States Steel Corporation)
          ("USX") and the Registrant (incorporated by reference to Ex-
          hibit 10.1 of the Registrant's Registration Statement on
          Form S-1, File No. 33-64788).
 10.7     Amendment Agreement, dated as of February 29, 1984, between
          USX and the Registrant (incorporated by reference to Exhibit
          10.2 of the Registrant's Registration Statement on Form S-1,
          File No. 33-64788).
 10.8     Form of Indemnification Agreement between the Registrant and each of the directors and executive officers of the
          Registrant (incorporated by reference to Exhibit 10.14 to
          the Registrant's Registration Statement on Form S-1, File
          No. 33-84110).
 10.9     Incentive Bonus Plan of the Registrant (incorporated by
          reference to Exhibit 10.10 of the Registrant's Annual Report on Form 10-K filed for December 31, 2000).
 10.10    Severance Agreement, dated December 27, 2001, between the
          Registrant and Robert F. Hogan, Jr. (incorporated by
          reference to Exhibit 10.13 of the Registrant's Annual Report on Form 10-K filed for December 31, 2001).
 10.11    Management Agreement, dated as of April 19, 2002, by and
          between Harvest Partners, Inc. and the Registrant.
 10.12    Asset Purchase Agreement, dated as of June 24, 2002, between the Registrant and AmerCable Incorporated.
 10.13    Associated Materials Holdings Inc. 2002 Stock Option Plan.
 12.1     Statement of Computation of Ratio of Earnings to Fixed
          Charges.
 21.1     Subsidiaries of the Registrant.
 23.1     Consent of Ernst & Young LLP, Independent Auditors.
 23.2*    Consent of White & Case LLP (included in Exhibit 5.1).
 24.1     Power of Attorney (included on signature page to
          Registration Statement).
 25.1*    Statement of Eligibility of Trustee.
 99.1     Form of Letter of Transmittal.
 99.2     Form of Notice of Guaranteed Delivery.

---------------

* To be filed by amendment.

ITEM 22.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (a) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (b) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (c) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of Cuyahoga Falls, State of Ohio on July 3, 2002.

                                          ASSOCIATED MATERIALS INCORPORATED

                                          By:     /s/ D. KEITH LAVANWAY
                                            ------------------------------------
                                              Name: D. Keith LaVanway
                                              Title:   Vice President, Chief
                                                       Financial Officer,
                                                       Treasurer and Secretary

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael J. Caporale, Jr. and D. Keith LaVanway, and each of them severally, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, supplements, subsequent registration statements relating to the offering to which this Registration Statement relates, or other instruments he deems necessary or appropriate, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons, in the capacities and on the dates indicated.

                    SIGNATURE                                     TITLE                      DATE
                    ---------                                     -----                      ----

               /s/ IRA D. KLEINMAN                   Chairman of the Board             July 3, 2002
 ------------------------------------------------
                  Ira D. Kleinman


           /s/ MICHAEL J. CAPORALE, JR.              President, Chief Executive        July 3, 2002
 ------------------------------------------------    Officer and Director
              Michael J. Caporale, Jr.               (Principal Executive Officer)


              /s/ D. KEITH LAVANWAY                  Vice President, Chief Financial   July 3, 2002
 ------------------------------------------------    Officer, Treasurer and
                 D. Keith LaVanway                   Secretary
                                                     (Principal Financial Officer
                                                     and Principal Accounting
                                                     Officer)


                 /s/ THOMAS ARENZ                    Director                          July 3, 2002
 ------------------------------------------------
                    Thomas Arenz


               /s/ JONATHAN ANGRIST                  Director                          July 3, 2002
 ------------------------------------------------
                  Jonathan Angrist

                                 EXHIBITS INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  2.1     Agreement and Plan of Merger, dated as of March 16, 2002, by and among Associated Materials Holdings Inc. (formerly known as Harvest/AMI Holdings Inc.), Simon Acquisition Corp. and
          the Registrant (incorporated by reference to Exhibit
          99(d)(1) of Schedule TO filed by Associated Materials
          Holdings, Inc. and certain affiliates, File No. 005-53705, filed on March 22, 2002).
  3.1     Amended and Restated Certificate of Incorporation of the
          Registrant.
  3.2     Amended and Restated By-Laws of the Registrant.
  4.1     Registration Rights Agreement, dated as of April 23, 2002, by and among the Registrant, AMI Management Company, Credit
          Suisse First Boston Corporation, UBS Warburg LLC and CIBC
          World Markets Corp.
  4.2     Indenture governing the Registrant's 9 3/4% Senior
          Subordinated Notes Due 2012, dated as of April 23, 2002, by and among the Registrant, AMI Management Company and
          Wilmington Trust Company.
  4.3     Supplemental Indenture governing the Registrant's 9 3/4%
          Senior Subordinated Notes Due 2012, dated as of May 10, 2002 by and among the Registrant, AMI Management Company, Alside,
          Inc. and Wilmington Trust Company.
  4.4     Form of the Registrant's 9 3/4% Senior Subordinated Note due
          2012.
  4.5     Form of Indenture governing the Registrant's 9 1/4% Senior
          Subordinated Notes due 2008, between the Company and The
          Bank of New York Trust Company of Florida, N.A. (as
          successor to U.S. Trust Company of Texas, N.A.)
          (incorporated by reference to Exhibit 4.1 of the
          Registrant's Registration Statement on Form S-1/A, File No.
          3333-42067, filed on January 30, 1998).
  4.6     First Supplemental Indenture governing the Registrant's
          9 1/4% Senior Subordinated Notes due 2008, dated as of April
          4, 2002, by and among the Registrant and The Bank of New
          York Trust Company of Florida, N.A (as successor to U.S.
          Trust Company of Texas, N.A.).
  4.7     Form of 9 1/4% Senior Subordinated Note due 2008
          (incorporated by reference to Exhibit A of Exhibit 4.1 of
          the Registrant's Registration Statement on Form S-1/A, File
          No. 333-42067, filed on January 30, 1998).
  5.1*    Legal Opinion of White & Case LLP as to the legality of the securities being issued.
 10.1     Credit Agreement, dated as of April 19, 2002, by and among the Registrant, Associated Materials Holdings Inc., the
          various financial institutions and other Persons from time to time parties thereto, UBS AG, Stamford Branch, as
          administrative agent, Credit Suisse First Boston, Cayman
          Islands Branch, as syndication agent, CIBC World Markets
          Corp.,
          as documentation agent, and UBS Warburg LLC and Credit
          Suisse First Boston Corporation, as joint lead arrangers
          (the "Credit Agreement").
 10.2     Borrower Security and Pledge Agreement of the Registrant,
          dated as of April 19, 2002, by the Company, in favor of UBS
          AG, Stamford Branch, as administrative agent.
 10.3     Form of Subsidiary Security and Pledge Agreement, by each
          subsidiary of the Registrant from time to time party thereto in favor of UBS AG, Stamford Branch, as administrative
          agent, on behalf of the Secured Parties (as defined in the
          Credit Agreement).
 10.4     Form of Subsidiary Guaranty, by each subsidiary of the
          Registrant from time to time party thereto in favor of UBS
          AG, Stamford Branch, as administrative agent, on behalf of the Secured Parties (as defined in the Credit Agreement).
 10.5     Assumption Agreement, dated as of April 19, 2002, by and
          among the Registrant and AMI Management Company, as
          guarantors.
 10.6     Agreement of Sale, dated as of January 30, 1984, between USX
          Corporation (formerly United States Steel Corporation)
          ("USX") and the Registrant (incorporated by reference to Ex-
          hibit 10.1of the Registrant's Registration Statement on Form
          S-1, File No. 33-64788).
 10.7     Amendment Agreement, dated as of February 29, 1984, between
          USX and the Registrant (incorporated by reference to Exhibit
          10.2 of the Registrant's Registration Statement on Form S-1,
          File No. 33-64788).

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 10.8     Form of Indemnification Agreement between the Registrant and each of the directors and executive officers of the
          Registrant (incorporated by reference to Exhibit 10.14 to
          the Registrant's Registration Statement on Form S-1, File
          No. 33-84110).
 10.9     Incentive Bonus Plan of the Registrant (incorporated by
          reference to Exhibit 10.10 of the Registrant's Annual Report on Form 10-K filed for December 31, 2000).
 10.10    Severance Agreement, dated December 27, 2001, between the
          Registrant and Robert F. Hogan, Jr. (incorporated by
          reference to Exhibit 10.13 of the Registrant's Annual Report on Form 10-K filed for December 31, 2001).
 10.11    Management Agreement, dated as of April 19, 2002, by and
          between Harvest Partners, Inc. and the Registrant.
 10.12    Asset Purchase Agreement, dated as of June 24, 2002, between the Registrant and AmerCable Incorporated.
 10.13    Associated Materials Holdings Inc. 2002 Stock Option Plan.
 12.1     Statement of Computation of Ratio of Earnings to Fixed
          Charges.
 21.1     Subsidiaries of the Registrant.
 23.1     Consent of Ernst & Young LLP, Independent Auditors.
 23.2*    Consent of White & Case LLP (included in Exhibit 5.1).
 24.1     Power of Attorney (included on signature page to
          Registration Statement).
 25.1*    Statement of Eligibility of Trustee.
 99.1     Form of Letter of Transmittal.
 99.2     Form of Notice of Guaranteed Delivery.

---------------

* To be filed by amendment.